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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 27, 2014
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W. Calgary, Alberta, Canada T2P 3L8 (Address of principal executive offices and postal code)
(403) 231-3900 (Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-189157) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

  1.
  Notice of Meeting and Management Information Circular; and

  2.
  Form of Proxy.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: March 27, 2014	By:	/s/ "Tyler W. Robinson" Tyler W. Robinson Vice President & Corporate Secretary

Enbridge Inc. Notice of 2014 Annual and Special Meeting and Management Information Circular	ENB

Annual and Special Meeting of Shareholders of Enbridge Inc. to be held on Wednesday, May 7, 2014 in Calgary, Alberta, Canada

March 4, 2014

Contents

Letter to shareholders	1
Notice of our 2014 annual and special meeting of shareholders	2
Management information circular	3
1. About the meeting	4
What the meeting will cover	4
Who can attend the meeting and vote	5
How to vote	5
Electing our directors	8
Appointing our auditors	20
Stock option plans	21
Shareholder rights plan	22
Having a "Say on pay"	23
Shareholder proposals	23
2. Governance	24
Our governance practices	24
A culture of ethical conduct	24
The role of the board	26
Our expectations of our directors	28
Board evaluation	30
Board committees	31
3. Compensation	40
Director compensation	41
Executive compensation	47
4. Loans to directors and senior officers	86
5. Directors' and officers' liability insurance	86
Appendix A – Shareholder rights plan summary	87

March 4, 2014

Dear shareholder

It is our pleasure to invite you to attend the Enbridge Inc. annual and special meeting of shareholders on May 7, 2014 at the Metropolitan Conference Centre, Ballroom in Calgary.

This meeting is your opportunity to vote on the items of business, hear about our performance over the past year and learn more about our plans for making sure Enbridge Inc. remains one of your most valued investments.

You will also be able to meet the Board of Directors and senior management and talk to other Enbridge Inc. shareholders.

This document includes a formal notice of the meeting and the management information circular, which explains what the meeting will cover, the voting process, governance and other important information, such as how we make our compensation decisions and why. The package you received also includes either a brief summary about Enbridge Inc. or our full 2013 annual report, if you asked us to send it to you.

It's important to vote. Please take some time to review this document and then vote your common shares, either by proxy or by attending the meeting in person.

Sincerely,

David A. Arledge Chair, Board of Directors	Al Monaco President & Chief Executive Officer

2014 Management information circular      1

Notice of our 2014 annual and special meeting of shareholders

You are invited to the Enbridge Inc. 2014 annual and special meeting of shareholders.

When

May 7, 2014
1:30 p.m. (mountain daylight time) (MDT)

 Where

Metropolitan Conference Centre, Ballroom
333-4th Avenue S.W.
Calgary, Alberta (Canada)

 Your vote is important

If you are a shareholder of record of Enbridge Inc. common shares at the close of business on March 13, 2014 you are entitled to receive notice of, attend and vote your common shares at this meeting or any adjournment of it. Please remember to vote your common shares.

The Board of Directors has approved the contents of this circular and has authorized us to send it to you. It has also given us approval to send it to our auditors.

By order of the Board of Directors,

Seven items of business:
1. receiving the audited consolidated financial statements and the report of the auditors for the year ended December 31, 2013;
2. electing the directors for the ensuing year;
3. appointing the auditors;
4. approving the amendments to our stock option plans;
5. continuing and approving amendments to our shareholder rights plan;
6. participating in the advisory vote on our approach to executive compensation
    ('say on pay'); and
7. considering such other matters as may properly be brought before the meeting or any adjournment of that meeting.

Tyler W. Robinson
Vice President & Corporate Secretary

Calgary, Alberta
March 4, 2014

2      ENBRIDGE INC.

Management information circular

You have received this management information circular (circular) because you owned Enbridge common shares (Enbridge shares or common shares) at the close of business on March 13, 2014 (record date).

As a holder of Enbridge shares, you have the right to attend our annual and special meeting (meeting) of shareholders on May 7, 2014 and to vote your Enbridge shares. You can vote in person or by proxy, using the enclosed form.

ABOUT THIS DOCUMENT

This circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Enbridge for use at the meeting and any adjournment of the meeting.

This circular explains what the meeting will cover, the voting process and other important information you need to know, such as:
•  the directors who have been nominated to our Board of Directors (Board or Board of Directors);
•  the auditors;
•  our governance practices; and
• 2013 compensation for our directors and named executive officers.

In this document, you and your mean holders of Enbridge shares. We, us, our, company and Enbridge mean Enbridge Inc.

All dollar amounts are in Canadian dollars ($ or CA$) unless stated otherwise. US$ means United States of America (US) dollars.

VOTING

It's important to vote your Enbridge shares. To encourage you to vote, Enbridge employees may contact you in person or by phone. We pay for the cost of soliciting your vote and our employees do not receive a commission or any other form of compensation for it.

ACCESSING DOCUMENTS

You will find important disclosure and governance documents on our website (www.enbridge.com), including our quarterly and annual management's discussion and analysis (MD&A) and financial statements and notes, 2013 annual report, annual information form for the year ended December 31, 2013 and this circular. Copies are also available free of charge from our Corporate Secretary by phone, fax or email.

T. 1.403.231.3900
F. 1.403.231.5929
email: corporatesecretary@enbridge.com

You can also find these and other documents on SEDAR (www.sedar.com).

COMMUNICATING WITH THE BOARD

You can write to our Board or to individual directors by contacting our Corporate Secretary:

Tyler W. Robinson, Vice President & Corporate Secretary
Enbridge Inc.
3000, 425 – 1st Street S.W.,
Calgary, Alberta, Canada T2P 3L8
email: corporatesecretary@enbridge.com

Our head office is also our principal executive and registered office.

This circular and proxy form will be mailed to shareholders on or close to March 27, 2014. Unless we state otherwise, information in this circular is as of March 4, 2014.

2014 Management information circular      3

1.        About the meeting

WHAT THE MEETING WILL COVER

There will be seven items of business:

 Financial statements(www.enbridge.com/InvestorRelations)

Our audited consolidated financial statements for the year ended December 31, 2013 and the report of the auditors thereon will be placed before the meeting. You can download a copy of our 2013 annual report from our website (www.enbridge.com) if you did not receive a copy with this package, or you can request a copy from our Corporate Secretary.

 Directors (see page 8)

You will elect directors to our Board of Directors for a term of one year. You can read about the nominated directors, including their backgrounds, experience and the committees of the Board (Board committees or any one, a committee) they sit on, starting on page 9.

Live audio webcast

We are broadcasting a live audio webcast of our 2014 meeting if you're unable to attend in person.

Be sure to check our website closer to the meeting date for details.

We will also post a recording of the meeting on our website after we hold it.

Auditors (see page 20)

You will vote on reappointing the auditors. Representatives of PricewaterhouseCoopers LLP (PwC) will be at the meeting to answer any questions. You can read about the services they provided in 2013 and the fees we paid them starting on page 20.

Stock option plans (see page 21)

You will vote on increasing the number of common shares reserved for issuance under the Incentive Stock Option Plan and the Performance Stock Option Plan (together, the stock option plans) by 19,000,000 common shares in total.

Shareholder rights plan (see page 22)

You will vote on amending, continuing and approving our shareholder rights plan. There are no material amendments to the plan. It comes up for renewal every three years and will be up for renewal again in 2017.

Having a "say on pay" (advisory vote) (see page 23)

You may also vote on our approach to executive compensation. This is a non-binding advisory vote.

Other business

As of the date of this circular, the Board and management are not aware of any other items of business to be brought before the meeting.

We need a quorum

We need a quorum to hold the meeting and transact business. This means the people attending the meeting must hold or represent by proxy at least 25% of the total number of issued and outstanding Enbridge shares.

Sending of materials

We are not using what is referred to as "notice-and-access" to send this information circular and related materials to our shareholders for this meeting, nor are we sending these materials directly to non-objecting beneficial owners (NOBOs).

We are sending these materials directly to our registered shareholders and indirectly to all non-registered shareholders through their intermediaries. We will pay for an intermediary to deliver these materials and a voting instruction form to objecting beneficial owners (OBOs).

4      ENBRIDGE INC.

WHO CAN ATTEND THE MEETING AND VOTE

Our authorized share capital consists of an unlimited number of Enbridge shares and an unlimited number of non-voting preference shares, issued in series. Preference shares do not have voting rights.

If you held common shares at the close of business on March 13, 2014 you are entitled and encouraged to attend the meeting or any adjournment, and vote your common shares. Each Enbridge common share you hold represents one vote.

You must be registered to be admitted to the meeting.

Registration will take place in the lobby of the Metropolitan Centre, 333-4th Avenue S.W., Calgary, Alberta (Canada), beginning at 12:30 p.m. MDT, one hour before the meeting begins. Registered shareholders who hold their shares in their own name in the form of a share certificate will be required to register with our registrar and transfer agent, CST Trust Company. Beneficial shareholders who hold their shares through a broker, bank, trustee or nominee will be required to register with Broadridge Investor Communications Corporation. All shareholders should be prepared to present valid photo identification, such as a driver's license, passport or other government-issued identification. Cameras and recording devices will not be permitted in the meeting. For the safety and security of all those in attendance, all bags are subject to search and you may be required to check your bag prior to being admitted into the meeting.

Principal owners of common shares

As of March 4, 2014, there are 833,885,205 Enbridge shares issued and outstanding. There are also 14 series of Enbridge preference shares issued and outstanding, none of which will be voting at the meeting.

The Board and management are not aware of any shareholder who directly or indirectly owns or exercises or directs control over more than 10% of our common shares.

HOW TO VOTE

You can attend the meeting and vote your common shares in person or you can vote by proxy.

Voting by proxy

Registered shareholders

You are a registered shareholder if you hold your common shares in your name (in such case, you have a physical share certificate).

Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the meeting and vote on your behalf (called your proxyholder).

Al Monaco (President & Chief Executive Officer) and David A. Arledge (Chair of the Board or Chair) have agreed to act as the Enbridge proxyholders. If you appoint the Enbridge proxyholders but do not indicate on the enclosed form how you want to vote your common shares, they will vote as the Board of Directors recommends:

•
for electing the nominated directors;
•
for re-appointing the auditors;
•
for the stock option plans;
•
for the shareholder rights plan; and
•
for the advisory vote on our approach to executive compensation.

You can appoint someone else to be your proxyholder. This person does not need to be a shareholder. To do so, do not check the names of the Enbridge proxyholders on your proxy form. Instead, check the second box and print the name of the person you want to act on your behalf. Make sure the person you're appointing knows that you have appointed them as your proxyholder and that he or she needs to attend the meeting. Your proxyholder will need to register with our transfer agent when they arrive at the meeting.

2014 Management information circular      5

Proxyholders must vote your common shares according to your instructions, including on any ballot that may be called. If there are changes to the items of business or new items properly come before the meeting, a proxyholder can vote as he or she sees fit.

About the registrar and transfer agent

The registrar and transfer agent for our common shares is CST Trust Company. CST Trust Company replaced CIBC Mellon Trust Company as the registrar and transfer agent for our common shares, effective September 4, 2013.

To protect shareholder confidentiality, CST Trust Company collects the votes and counts them for us.

Registered shareholders can vote by mail, phone, fax or online. Choose the method you prefer and then carefully follow the voting instructions on the enclosed form.

If you are voting by mail or fax, complete your proxy form, sign and date it, and then send it to CST Trust Company:

CST Trust Company
P.O. Box 721
Agincourt, Ontario M1S 0A1
Fax: 1.866.781.3111 (toll-free in North America; outside of North America: 1.416.368.2502)

CST Trust Company must receive your instructions by 6 p.m. MDT on May 5, 2014 regardless of the voting method you choose. If the meeting is postponed or adjourned, your instructions must be received by 6 p.m. MDT two business days before the meeting is reconvened.

 Proxy voting on the internet

If you are a registered shareholder, you can also appoint a proxyholder on the internet at www.proxypush.ca/enb (follow the onscreen instructions). Your proxyholder will need to register with our transfer agent at the meeting.

Hold common shares as both a registered and non-registered shareholder?

If some of your common shares are registered in your name and some are held by your nominee, you will need to follow two sets of voting instructions.

Please follow the instructions carefully. The voting process is different for registered and non-registered shareholders.

Non-registered shareholders

You are a non-registered (or beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution (your nominee) holds your common shares for you in a nominee account. This means you do not have a physical share certificate but your common shares are recorded on the nominee's electronic system.

Only proxies deposited by registered shareholders can be recognized and acted upon at the meeting. If you are a beneficial shareholder, your nominee is considered to be the registered shareholder and you will need to follow the voting instructions provided by your nominee to ensure your Enbridge shares are voted in the manner you wish.

Each nominee has its own instructions, but you can generally vote by mail, phone, fax or online. Carefully follow the instructions on the voting information form in the package sent to you by your nominee. Your nominee needs enough time to receive your instructions and then send them to our transfer agent, so it's important to complete the form right away.

Voting in person

Voting in person gives you the opportunity to meet face to face with management and interact with our Board.

Registered shareholders

If you are a registered shareholder and want to attend the meeting and vote in person, do not complete or return the enclosed proxy form. When you arrive at the meeting, please let our representatives know you are a registered shareholder and they will direct you to the CST Trust Company table to register.

6      ENBRIDGE INC.

Non-registered shareholders

If you are a beneficial shareholder and you want to attend the meeting and vote in person, your nominee needs to appoint you as proxyholder. We do not have a record of the number of common shares you own or how many votes they represent because your common shares are held in a nominee account and are not registered in your name. Print your name on the voting instruction form you received from your nominee and carefully follow the instructions provided. Do not indicate your voting instructions. When you arrive at the meeting, please let our representatives know you are a beneficial shareholder and they will direct you to the Broadridge Investor Communications Solutions table to register.

Changing your vote

If you vote by proxy, you can revoke or change your voting instructions, but the process and timing is different depending on whether you are a registered or beneficial shareholder.

Registered shareholders

Changing your vote

You can change a vote you made by proxy by:

•
voting again by telephone or on the internet, or completing a new proxy form that is dated later than the proxy form previously submitted and mailing it or faxing it to CST Trust Company. Your new instructions will revoke your earlier instructions. CST Trust Company must receive your new instructions by 6 p.m. MDT on May 5, 2014 regardless of the voting method you choose. If the meeting is postponed or adjourned, CST Trust Company must receive your new instructions by 6 p.m. MDT two business days before the meeting is reconvened.

Revoking your vote

You can revoke your proxy by:

•
sending us notice in writing (from you or a person authorized to sign on your behalf). We must receive it by 6 p.m. MDT on May 6, 2014, or by 6 p.m. MDT on the business day before the meeting is reconvened if it was postponed or adjourned. Send your notice to the Corporate Secretary, Enbridge Inc., 3000, 425-1st Street S.W., Calgary, Alberta T2P 3L8 Fax: 1.403.231.5929;
•
giving your notice to the chair of the meeting on the day of the meeting or an adjournment thereof. If you give the chair of the meeting your notice after the meeting has started, your revocation will apply only to the items of business that haven't already been voted on; or
•
in any other manner permitted by law.

If your common shares are owned by a corporation, your notice must be under a corporate seal or issued by an authorized officer of the company or its attorney.

Non-registered shareholders

Contact your nominee to find out how to change or revoke your vote and the timing requirements.

Voting results

We need a simple majority (at least 50% plus one vote) of all votes cast to elect the nominated directors, appoint the auditors, approve the changes to our stock option plans and shareholder rights plan and approve our approach to executive compensation.

CST Trust Company counts the votes and will only show us a proxy form if:
•  it is required by law;
•  there is a proxy contest; or
• a shareholder has written comments on the proxy form that are clearly intended for Enbridge management.	Questions? Contact our transfer agent CST Trust Company 1.800.387.0825 www.canstockta.com

2014 Management information circular      7

ELECTING OUR DIRECTORS

All 12 current directors are standing for re-election to the Board. You can vote for all of them, vote for some and withhold your vote for others, or withhold your votes for all of them. Unless you instruct otherwise, the Enbridge proxyholders will vote for electing each of the nominated directors.

All of the directors are independent, except for Al Monaco, our President & Chief Executive Officer. There is no family relationship between any of the nominated directors.

Shareholders elect directors to the Board for a term of one year, until the end of the next annual meeting.

Our policy on majority voting

If a director receives more withheld votes than for votes, he or she will offer to resign. The Governance Committee will make a recommendation to the Board to:

•
accept the resignation;
•
ask the director to continue serving but address the issue; or
•
reject the resignation.

The director will not participate in any Board or Board committee deliberations on the matter. If the Board accepts the director's resignation, it can appoint a new director to fill the vacancy. The Board must promptly disclose its final decision in a press release.

Board size

Our articles allow us to have up to 15 directors. The Board believes that its current size of 12 directors provides the skills and experience we need to make decisions effectively and meets the needs of the standing Board committees. The Board has the ability to appoint additional directors between shareholder meetings and may do so for a number of reasons, including for Board succession planning purposes. In such cases, shareholders will have the right to vote for or against such interim directors at the next annual meeting of shareholders.

The composition of the Board may also be affected by our agreement with Noverco Inc. (Noverco) and Gaz Métro inc. As long as Noverco or its subsidiaries own at least 8% of our total outstanding shares, Noverco may nominate one or more directors to the Board, in direct proportion to its share ownership relative to the total Enbridge shares outstanding. Noverco and its subsidiaries own less than 4% of our total outstanding shares, so this right currently does not apply.

8      ENBRIDGE INC.

Director profiles

The profiles that follow provide information about the nominated directors, including their background, areas of expertise, current directorships, securities held and the Board committees they sit on.

David A. Arledge

Age 69
Naples, Florida, USA
Independent

Director since
January 1, 2002

Chair of the Board
since May 2005

Latest date of retirement
May 2020

 Areas of expertise
Energy
Finance
Oil & gas
Pipelines
Regulated businesses

From 1983 until 2001, Mr. Arledge was principally employed by Coastal Corporation (energy company) which merged in early 2001 with El Paso Corporation (integrated energy company). He held various executive positions in finance from 1983 to 1993, including Senior Vice President, Finance & Chief Financial Officer, and from 1993 to 2001 held many senior executive and operating positions, retiring in 2001 as Chair, President & Chief Executive Officer.

Enbridge Board/Board committee memberships			2013 meeting attendance[1]

Board of Directors			9 out of 9	100%
Audit, Finance & Risk[2]			8 out of 8	100%
Corporate Social Responsibility[2]			4 out of 4	100%
Governance[2]			5 out of 5	100%
Human Resources & Compensation[2]			6 out of 6	100%
Safety & Reliability[2,3]			2 out of 2	100%
Total			34 out of 34	100%

2013 Annual Meeting of Shareholders			yes
2013 votes in favour: 98.51%

Enbridge securities held[4]
Year	Enbridge shares	DSUs[5]	Total market value of Enbridge shares and DSUs[6]	Minimum required[7]

2014	32,600	47,696	$3,934,504	$705,000
2013	32,600	43,511	$3,492,734	$630,000

Other public and private company board/board committee memberships[8]

James J. Blanchard

Age 71 Beverly Hills, Michigan, USA Independent Director since January 25, 1999 Latest date of retirement May 2018 Areas of expertise Government Legal Environment Safety & sustainability Governance

Gov. Blanchard has practiced law with DLA Piper LLP (US) (law firm) in Michigan and Washington, D.C. since 1996 and is the Chair Emeritus and Partner, Government Affairs of that firm. From 1993 to 1996, Gov. Blanchard served as the United States Ambassador to Canada. He was Governor of Michigan for eight years and served eight years in the United States Congress.

Enbridge Board/Board committee memberships			2013 meeting attendance[1]

Board of Directors			9 out of 9	100%
Corporate Social Responsibility (Chair)			4 out of 4	100%
Governance			5 out of 5	100%
Total			18 out of 18	100%

2013 Annual Meeting of Shareholders			Yes
2013 votes in favour: 98.49%

Enbridge securities held[4]
Year	Enbridge shares	DSUs[5]	Total market value of Enbridge shares and DSUs[6]	Minimum required[7]

2014	12,533	98,822	$5,456,395	$705,000
2013	10,977	94,563	$4,843,231	$630,000

Other public and private company board/board committee memberships[8,9,10]

Meridian International Center			Chair, board of trustees
(private, non-profit institution that promotes international understanding)			Chair, executive committee

National Archives Foundation (US)			Member, board of directors
(not-for-profit)			Vice President

The Canada-United States Law Institute			U.S. Co-Chair
(not-for-profit)

2014 Management information circular      9

J. Lorne Braithwaite

Age 72
Thornhill, Ontario, Canada
Independent

Director since
May 3, 1989

Latest date of retirement
May 2017

 Areas of expertise
Finance
Mergers & acquisitions
Governance
Human resources
Real estate
Retail

Mr. Braithwaite has been President & CEO of Park Avenue Holdings Ltd. (commercial real estate development and holding company) since March, 1993. Mr. Braithwaite was President & Chief Executive Officer of Build Toronto Inc., an economic development corporation, from 2009 to 2013. From 1978 to 2001 he was President & Chief Executive Officer of Cambridge Shopping Centres Limited (developer and manager of retail shopping malls in Canada).

Enbridge Board/Board committee memberships			2013 meeting attendance[1]

Board of Directors			9 out of 9	100%
Governance			5 out of 5	100%
Human Resources & Compensation			6 out of 6	100%
Total			20 out of 20	100%

2013 Annual Meeting of Shareholders			Yes
2013 votes in favour: 95.65%

Enbridge securities held[4]
Year	Enbridge Shares[11]	DSUs[5]	Total market value of Enbridge shares and DSUs[6]	Minimum required[7]

2014	87,353	38,701	$6,176,646	$705,000
2013	86,090	36,336	$5,618,129	$630,000

Other public and private company board/board committee memberships[8]

Enbridge Gas Distribution Inc.			Director
(public utilities company that is a wholly-owned subsidiary of Enbridge)			Member, audit, finance & risk committee

Canada Post Pension Plan (private pension plan)			Chair, investment advisory committee

J. Herb England

Age 67 Naples, Florida, USA Independent Director since January 1, 2007 Latest date of retirement May 2022 Areas of expertise Accounting and auditing Finance Mergers & acquisitions Industrial relations
Mr. England has been Chair & Chief Executive Officer of Stahlman-England Irrigation Inc. (contracting company) in southwest Florida since 2000. From 1993 to 1997, Mr. England was the Chair, President & Chief Executive Officer of Sweet Ripe Drinks Ltd. (fruit beverage manufacturing company). Prior to 1993, Mr. England held various executive positions with John Labatt Limited (brewing company) and its operating companies, including the position of Chief Executive Officer of Labatt Brewing Company – Prairie Region (brewing company), Catelli Inc. (food manufacturing company) and Johanna Dairies Inc. (dairy company). In 1993, Mr. England retired as Senior Vice President, Finance and Corporate Development & Chief Financial Officer of John Labatt Limited.

Enbridge Board/Board committee memberships			2013 meeting attendance[1]

Board of Directors			9 out of 9	100%
Audit, Finance & Risk			8 out of 8	100%
Human Resources & Compensation			6 out of 6	100%
Total			23 out of 23	100%

2013 Annual Meeting of Shareholders			Yes
2013 votes in favour: 95.56%

Enbridge securities held[4]
Year	Enbridge shares[12]	DSUs[5]	Total market value of Enbridge shares and DSUs[6]	Minimum required[7]

2014	2,120	47,262	$2,419,718	$705,000
2013	2,120	43,305	$2,084,553	$630,000

Other public and private company board/board committee memberships[8]

Enbridge Energy Company, Inc.			Director
(a private company that is an indirect, wholly owned subsidiary of Enbridge and general partner of Enbridge Energy Partners, L.P., a public master limited partnership)			Chair, audit committee

Enbridge Energy Management, L.L.C.			Director
(public management company in which Enbridge holds an interest)			Chair, audit committee

Midcoast Holdings, LLC			Director
(a wholly owned subsidiary of Enbridge Energy Partners, L.P., and the general partner of Midcoast Energy Partners, L.P., public master limited partnership in which Enbridge holds an interest)			Chair, audit committee

FuelCell Energy, Inc.			Director
(public fuel cell company in which Enbridge holds a small interest)			Member, audit & finance committee
Chair, compensation committee

Stahlman-England Irrigation Inc.			Chair, board of directors
(private contracting company)			Chief executive officer

USA Grading Inc.			Director
(private excavating & grading and underground utilities company)

10      ENBRIDGE INC.

Charles W. Fischer

Age 63 Calgary, Alberta, Canada Independent Director since July 28, 2009 Latest date of retirement May 2025 Areas of expertise Business management Energy Engineering Mergers & acquisitions Oil & gas
Mr. Fischer was the President & Chief Executive Officer of Nexen Inc. (oil and gas company) from 2001 to 2008. Since 1994, Mr. Fischer held various executive positions within Nexen Inc., including the positions of Executive Vice President & Chief Operating Officer in which he was responsible for all Nexen's conventional oil and gas business in Western Canada, the US Gulf Coast and all international locations, as well as oil sands, marketing and information systems activities worldwide. Prior thereto, Mr. Fischer held positions with Dome Petroleum Ltd. (oil and gas company), Hudson's Bay Oil & Gas Ltd. (oil and gas company), Bow Valley Industries Ltd. (oil and gas company), Sproule Associates Ltd. (petroleum consulting firm) and Encor Energy Ltd. (oil and gas company).

Enbridge Board/Board committee memberships			2013 meeting attendance[1]

Board of Directors			9 out of 9	100%
Audit, Finance & Risk			7 out of 8	88%
Human Resources & Compensation			6 out of 6	100%
Safety & Reliability[3] (Chair)			2 out of 2	100%
Total			24 out of 25	96%

2013 Annual Meeting of Shareholders			Yes
2013 votes in favour: 95.73%

Enbridge securities held[4]
Year	Enbridge shares[13]	DSUs[5]	Total market value of Enbridge shares and DSUs[6]	Minimum required[7]

2014	8,000	15,924	$1,172,276	$705,000
2013	8,000	12,922	$960,111	$630,000

Other public and private company board/Board committee memberships[8]

Enbridge Commercial Trust (subsidiary of Enbridge Income Fund)			Trustee

Enbridge Income Fund Holdings Inc. (public holding company in which Enbridge holds an interest)			Director

Pure Technologies Ltd.			Director
(public technology company)			Member, audit and compensation committees

Alberta Innovates – Energy and Environment Solutions			Director
(corporation established under the Alberta Research and Innovation Regulation)			Member, human resources & compensation committee

Climate Change and Emission Management Corporation (public agency – energy and environmental research)			Director

V. Maureen Kempston Darkes

Age 65
Lauderdale-by-the-Sea, Florida, USA
Independent

Director since
November 2, 2010

Latest date of retirement
May 2024

 Areas of expertise
Governance
Government and public policy
Growth initiatives
International business
Legal
Ms. Kempston Darkes is the retired Group Vice President and President Latin America, Africa and Middle East, General Motors Corporation (automotive corporation and vehicle manufacturer). From 1994 to 2001, she was the President and General Manager of General Motors of Canada Limited and Vice President of General Motors Corporation.

Enbridge Board/Board committee memberships			2013 meeting attendance[1]

Board of Directors			8 out of 9	89%
Corporate Social Responsibility			4 out of 4	100%
Human Resources & Compensation			6 out of 6	100%
Total			18 out of 19	95%

2013 Annual Meeting of Shareholders			Yes
2013 votes in favour: 95.63%

Enbridge securities held[4]
Year	Enbridge shares	DSUs[5]	Total market value of Enbridge shares and DSUs[6]	Minimum required[7]

2014	15,359	11,257	$1,304,184	$705,000
2013	12,705	9,682	$1,027,339	$630,000

Other public and private company board/board committee memberships[8,14]

Brookfield Asset Management Inc.			Director
(global asset management company)			Chair, risk management committee Member, management, resources & compensation committee

Canadian National Railway Company			Director
(public railway company)			Chair, environment, safety & security committee Member, audit, human resources & compensation and strategic planning committees and member of the investment committee of CN's pension trust funds

Irving Oil Company Limited			Director
(private oil company)			Chair, audit & risk management committee Member, human resources & compensation committee

Balfour Beatty plc			Director
(infrastructure services company publicly listed in the UK)			Member, nomination committee and remuneration committee Chair, business practices committee

2014 Management information circular      11

David A. Leslie, F.C.A.

Age 70
Toronto, Ontario, Canada
Independent

Director since
July 26, 2005

Latest date of retirement
May 2019

 Areas of expertise
Accounting and auditing
Governance
Corporate tax
Finance
Mergers & acquisitions
Mr. Leslie was the Chair & Chief Executive Officer of Ernst & Young LLP (private accounting firm) from 1999 until June 2004 and was a partner and held various senior management positions with the firm from 1977 to 2004.

Enbridge Board/Board committee memberships			2013 meeting attendance[1]

Board of Directors			8 out of 9	89%
Audit, Finance & Risk (Chair)			8 out of 8	100%
Governance			5 out of 5	100%
Total			21 out of 22	95%

2013 Annual Meeting of Shareholders			Yes
2013 votes in favour: 98.55%

Enbridge securities held[4]
Year	Enbridge shares	DSUs[5]	Total market value of Enbridge shares and DSUs[6]	Minimum required[7]

2014	10,747	49,942	$2,973,761	$705,000
2013	10,456	45,722	$2,578,008	$630,000

Other public and private company board/board committee memberships[8,15]

Enbridge Gas Distribution Inc.			Director,
(public utilities company that is a wholly-owned subsidiary of Enbridge)			Chair, audit, finance & risk committee

Crombie REIT			Director
(public real estate investment trust)			Chair, audit committee

Empire Company Limited			Director
(public food retail and related real estate company)			Chair, audit committee and member, nominating & governance committee

Sobeys Inc.			Director
(food merchandising company that is a wholly-owned subsidiary of Empire Company Limited)			Chair, audit committee and member, nominating & governance committee

Al Monaco

Age 54 Calgary, Alberta, Canada Not independent Director since February 27, 2012 Latest date of retirement May 2035 Areas of expertise Business management Energy Finance Oil & gas Pipelines
Mr. Monaco joined Enbridge in 1995 and has held increasingly senior positions. He has been President & Chief Executive Officer of Enbridge since October 1, 2012 and has served as President of Enbridge since February 27, 2012.

Enbridge Board/Board committee memberships[16]			2013 meeting attendance[1]

Board of Directors			9 out of 9	100%

2013 Annual Meeting of Shareholders			Yes
2013 votes in favour: 98.63%

Enbridge securities held[4]
Year	Enbridge shares[17]	Stock options	Total market value of Enbridge shares (excluding stock options)[6]	Minimum required[18]

2014	159,616	2,403,900	$7,821,184	–
2013	118,596	2,458,700	$5,442,370	–

Other public and private company board/board committee memberships[8]

Enbridge Pipelines Inc. (public pipeline company that is a wholly-owned subsidiary of Enbridge)			Director and Chair

Enbridge Gas Distribution Inc. (public utilities company that is a wholly-owned subsidiary of Enbridge)			Director

University of Calgary (Canadian university)			Member, investment committee of the Board of Governors
Member, Dean's advisory board, Faculty of Medicine

American Petroleum Institute (trade association)			Director

C.D. Howe Institute (public policy institute)			Director

12      ENBRIDGE INC.

George K. Petty

Age 72
San Luis Obispo,
California, USA
Independent

Director since
January 2, 2001

Latest date of retirement
May 2017

 Areas of expertise
Telecommunications
Finance
Mergers & acquisitions
Business management
Energy
Governance
Regulated businesses

Mr. Petty was President & Chief Executive Officer of Telus Corporation (telecommunications company) from 1994 to 1999. Prior thereto he was Vice President of Global Business Service for AT&T (telecommunications company) and Chair of the Board of directors of World Partners, the Global Telecom Alliance.

Enbridge Board/Board committee memberships			2013 meeting attendance[1]

Board of Directors			9 out of 9	100%
Audit, Finance & Risk			7 out of 8	88%
Corporate Social Responsibility			4 out of 4	100%
Total			20 out of 21	95%

2013 Annual Meeting of Shareholders			yes
2013 votes in favour: 98.53%

Enbridge securities held[4]
Year	Enbridge shares[19]	DSUs[5]	Total market value of Enbridge shares and DSUs[6]	Minimum required[7]

2014	1,894	57,054	$2,888,452	$705,000
2013	1,894	50,220	$2,391,511	$630,000

Other public and private company board/board committee memberships[8]

Charles E. Shultz

Age 74 Calgary, Alberta, Canada Independent Director since December 1, 2004 Latest date of retirement May 2015 Areas of expertise Energy Oil & gas Human resources Mining Pipelines Governance

Mr. Shultz has been the Chair & Chief Executive Officer of Dauntless Energy Inc. (private oil and gas company) since he formed it in 1995. From 1990 to 1995, Mr. Shultz served as President & Chief Executive Officer of Gulf Canada Resources Limited (oil and gas company).

Enbridge Board/Board committee memberships			2013 meeting attendance[1]

Board of Directors			9 out of 9	100%
Audit, Finance & Risk			8 out of 8	100%
Human Resources & Compensation			6 out of 6	100%
Safety & Reliability[3]			2 out of 2	100%
Total			25 out of 25	100%

2013 Annual Meeting of Shareholders			yes
2013 votes in favour: 95.64%

Enbridge securities held[4]
Year	Enbridge shares	DSUs[5]	Total market value of Enbridge shares and DSUs[6]	Minimum required[7]

2014	34,813	39,852	$3,658,585	$705,000
2013	31,657	37,454	$3,171,504	$630,000

Other public and private company board/board committee memberships[8]

Enbridge Pipelines Inc. (public pipeline company that is a wholly-owned subsidiary of Enbridge)			Director

Canadian Oil Sands Limited			Director
(public oil and gas company)			Member, reserves, marketing operations and environmental health and safety committee

Newfield Exploration			Interim Lead Director
(public oil and gas company)			Member, audit committee and operations and reserves committee

2014 Management information circular      13

Dan C. Tutcher

Age 65
Houston, Texas, USA
Independent

Director since
May 3, 2006

Latest date of retirement
May 2024

 Areas of expertise
Deregulated businesses
Energy
Engineering
Finance
Mergers & acquisitions
Oil & gas
Pipelines
Regulated businesses
Utilities

Mr. Tutcher has been President & Chair of the Board of Trustees of Center Coast MLP & Infrastructure Fund since 2013. Since its inception in 2007, Mr. Tutcher has also been a Principal in Center Coast Capital Advisors L.P. (investment adviser). He was the Group Vice President, Transportation South of Enbridge, as well as President of Enbridge Energy Company, Inc. (general partner of Enbridge Energy Partners, L.P. and an indirect, wholly-owned subsidiary of Enbridge) and Enbridge Energy Management, L.L.C. (management company in which Enbridge holds an interest) from May 2001 until retirement on May 1, 2006. From 1992 to May 2001, he was the Chair of the Board of directors, President & Chief Executive Officer of Midcoast Energy Resources, Inc.

Enbridge Board/Board committee memberships			2013 meeting attendance[1]

Board of Directors			7 out of 9	78%
Corporate Social Responsibility			4 out of 4	100%
Governance (Chair)			5 out of 5	100%
Total			16 out of 18	89%

2013 Annual Meeting of Shareholders			yes
2013 votes in favour: 98.54%

Enbridge securities held[4]
Year	Enbridge shares[20]	DSUs[5]	Total market value of Enbridge shares and DSUs[6]	Minimum required[7]

2014	645,069	56,827	$34,392,904	$705,000
2013	630,711	49,766	$31,227,090	$630,000

Other public and private company board/board committee memberships[8]

Center Coast MLP & Infrastructure Fund (public investment company)			President and Chairman of the Board of Trustees

Texas Heart Institute (not-for-profit organization)			Director

Catherine L. Williams

Age 63 Calgary, Alberta, Canada Independent Director since November 1, 2007 Latest date of retirement May 2026 Areas of expertise Finance Energy Oil & gas Mergers & acquisitions Business management

Ms. Williams was the Chief Financial Officer for Shell Canada Limited (oil and gas company) from 2003 to 2007. Prior to that, she held various positions with Shell Canada Limited, Shell Europe Oil Products, Shell Canada Oil Products and Shell International (oil and gas companies) from 1984 to 2007.

Enbridge Board/Board committee memberships			2013 meeting attendance[1]

Board of Directors			9 out of 9	100%
Audit, Finance & Risk			7 out of 8	88%
Human Resources & Compensation (Chair)			6 out of 6	100%
Safety & Reliability[3]			2 out of 2	100%
Total			24 out of 25	96%

2013 Annual Meeting of Shareholders			yes
2013 votes in favour: 95.70%

Enbridge securities held[4]
Year	Enbridge shares	DSUs[5]	Total market value of Enbridge shares and DSUs[6]	Minimum required[7]

2014	32,256	25,484	$2,829,260	$705,000
2013	28,841	22,066	$2,336,122	$630,000

Other public and private company board/board committee memberships[8]

Enbridge Pipelines Inc. (public pipeline company that is a wholly-owned subsidiary of Enbridge)			Director

Alberta Investment Management Corporation			Director
(Alberta Crown corporation)			Chair, audit committee

Options Capital Ltd.			Director
(private holding company)
1
Percentages are rounded to the nearest whole number.
2
Mr. Arledge is not a member of any Board committee, but as Chair of the Board, he attends and participates in most of their meetings.
3
The Board created the Safety & Reliability Committee in August 2013, and the committee met two times in 2013, in October and December.
4
Information about beneficial ownership and about securities controlled or directed by our proposed directors is provided by the nominees and is as at March 5, 2013 and March 4, 2014, respectively.
5
DSU's refer to deferred share units and are defined on page 41 of this circular.
6
Total market value = number of common shares or deferred share units × closing price of Enbridge shares on the Toronto Stock Exchange (TSX) of $45.89 on March 5, 2013 and $49.00 on March 4, 2014. Amounts are rounded to the nearest dollar.
7
The share ownership guideline changed from two times to three times the annual Board retainer effective January 1, 2013. The annual Board retainer increased from $210,000 to $235,000 effective July 1, 2013. Directors must now hold at least three times their annual Board retainer, or $705,000, in DSUs or Enbridge shares and meet that requirement within five years of becoming a director on our Board. All directors meet or exceed this requirement.

14      ENBRIDGE INC.

8
Public means a corporation or trust that is a reporting issuer in Canada, a registrant in the US or both. Private means a corporation or trust that is not a reporting issuer or registrant. Not-for-profit means a corporation, society or other entity organized for a charitable, civil or other social purpose which does not generate profits for its members.
9
The Ontario Securities Commission, the British Columbia Securities Commission and the autorité des Marchés financiers issued a management cease trade order against insiders of Bennett Environmental Inc. on April 10, 2006, and another cease trade order on April 24, 2006 after Bennett failed to file its annual financial statements and related MD&A for the year ended December 31, 2005. The orders prevented certain Bennett directors, officers and insiders, including Governor Blanchard, from trading Bennett securities until the commissions received the documents. Bennett filed the required documents on May 30, 2006 and the management cease trade order was revoked on June 19, 2006. Governor Blanchard was a director of Bennett until August 7, 2006.
10
On May 31, 2004 and again on April 10, 2006, certain directors, senior officers and certain current and former employees of Nortel Networks Corporation and Nortel Networks Limited were prohibited from trading in the securities of Nortel Networks Corporation and Nortel Networks Limited pursuant to management cease trade orders issued by the Ontario Securities Commission and certain other provincial securities regulators in connection with delays in the filing of certain financial statements. Following the filing of the required financial statements, the Ontario Securities Commission and subsequently the other provincial securities regulators lifted such cease trade orders effective June 21, 2005 and June 8, 2006 respectively. Governor Blanchard was a director of Nortel Networks Corporation until June 29, 2005. At no time did the above noted cease trade orders apply to Governor Blanchard.
11
Mr. Braithwaite also owns 12,738 shares of Enbridge Income Fund Holdings Inc.
12
Mr. England also owns 8,656 units of Enbridge Energy Partners, L.P. and 5,000 units of Midcoast Energy Partners, L.P.
13
Mr. Fischer also owns 25,000 shares of Enbridge Income Fund Holdings Inc.
14
Ms. Kempston Darkes was an executive officer of General Motors Corporation (GM) from January 1, 2002 to December 1, 2009. GM filed for bankruptcy protection under Chapter 11 of the US Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing. GM emerged from bankruptcy protection on July 10, 2009 in a reorganization in which a new entity acquired GM's most valuable assets.
15
Mr. Leslie was on the board of CanWest Global Communications Corp. from March 26, 2007 to January 14, 2009. On October 6, 2009, CanWest Global Communications Corp. voluntarily entered into (and successfully obtained) an order from the Ontario Superior Court of Justice (Commercial Division), commencing proceedings under the Companies' Creditors Arrangement Act.
16
Mr. Monaco is not a member of any Board committee. He attends Board committee meetings at the request of the Board.
17
Mr. Monaco also owns 8,150 shares of Enbridge Income Fund Holdings Inc.
18
As President & Chief Executive Officer, Mr. Monaco is required to hold Enbridge shares equal to five times his base salary (see page 54). Mr. Monaco is not required to hold Enbridge shares as a director.
19
Mr. Petty also owns 9,969 shares of Enbridge Energy Management, L.L.C. and 7,108 units of Enbridge Energy Partners, L.P.
20
Mr. Tutcher also owns 75,170 shares of Enbridge Energy Management, L.L.C. and 40,000 units of Enbridge Energy Partners, L.P.

2014 Management information circular      15

Director independence

Director nominees	Independent	Non-Independent	Reason for non-independence

David A. Arledge	✓

James J. Blanchard	✓

J. Lorne Braithwaite	✓

J. Herb England	✓

Charles W. Fischer	✓

V. Maureen Kempston Darkes	✓

David A. Leslie	✓

Al Monaco		✓	President & Chief Executive Officer of the company

George K. Petty	✓

Charles E. Shultz	✓

Dan C. Tutcher	✓

Catherine L. Williams	✓

Board committee participation

Director	Audit, Finance & Risk Committee	Corporate Social Responsibility Committee	Governance Committee	Human Resources & Compensation Committee	Safety & Reliability Committee

Management directors – not independent

Al Monaco

Outside directors – independent

David A. Arledge[1]

James J. Blanchard		Committee chair	✓

J. Lorne Braithwaite			✓	✓

J. Herb England[2]	✓			✓

Charles W. Fischer	✓			✓	Committee chair

V. Maureen Kempston Darkes		✓		✓

David A. Leslie[2]	Committee chair		✓

George K. Petty	✓	✓

Charles E. Shultz	✓			✓	✓

Dan C. Tutcher		✓	Committee chair

Catherine L. Williams[2]	✓			Committee chair	✓

1
Mr. Arledge is not a member of any of the committees of the Board. He attends most of the committee meetings in his capacity as Chair of the Board.
2
Mr. Leslie, Mr. England and Ms. Williams each qualify as an audit committee financial expert, as defined under the US Securities Exchange Act of 1934. The Board has also determined that all the members of the Audit, Finance & Risk Committee are financially literate, according to the meaning of National Instrument 52-110 – Audit Committees (NI 52-110) and the rules of the New York Stock Exchange (NYSE).

16      ENBRIDGE INC.

Board and Board committee meetings

Board/committee	In-camera sessions	Total number of meetings	Overall attendance

Board	8	9	96%

Audit, Finance & Risk Committee	7	8	95%

Corporate Social Responsibility Committee	4	4	100%

Governance Committee	5	5	100%

Human Resources & Compensation Committee	6	6	100%

Safety & Reliability Committee	2	2	100%

Total	32	34	98%

Director attendance

			Board committee meetings

	Board of Directors meetings (9 meetings)		Audit, Finance & Risk (8 meetings)		Corporate Social Responsibility (4 meetings)		Governance (5 meetings)		Human Resources & Compensation (6 meetings)		Safety & Reliability (2 meetings)
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%

David A. Arledge[1]	9	100	8	100	4	100	5	100	6	100	2	100

James J. Blanchard	9	100	–	–	4	100	5	100	–	–	–	–

J. Lorne Braithwaite	9	100	–	–	–	–	5	100	6	100	–	–

J. Herb England	9	100	8	100	–	–	–	–	6	100	–	–

Charles W. Fischer	9	100	7	88	–	–	–	–	6	100	2	100

V. Maureen Kempston Darkes	8	89	–	–	4	100	–	–	6	100	–	–

David A. Leslie	8	89	8	100	–	–	5	100	–	–	–	–

Al Monaco[2]	9	100	–	–	–	–	–	–	–	–	–	–

George K. Petty	9	100	7	88	4	100	–	–	–	–	–	–

Charles E. Shultz	9	100	8	100	–	–	–	–	6	100	2	100

Dan C. Tutcher	7	78	–	–	4	100	5	100	–	–	–	–

Catherine L. Williams	9	100	7	88	–	–	–	–	6	100	2	100

1
Mr. Arledge is not a member of any Board committee, but as Chair of the Board, he attends and participates in most of their meetings.
2
Mr. Monaco is not a member of any Board committee. He attends Board committee meetings at the request of the Board.

2014 Management information circular      17

Mix of skills and experience

We maintain a skills and experience matrix for our directors in areas we think are important for a company like ours.

Skill/experience	Number of directors with significant senior level skills/experience

Managing and leading growth Experience driving strategic direction and leading growth of an organization.	12

International Experience working in a major organization with global operations where Enbridge is or may be active.	10

Chief executive officer/senior officer Experience as a chief executive officer or senior officer of a publicly listed company or major organization.	12

Governance/board Experience as a board member of a publicly listed company or major organization.	12

Operations Experience in the oil and gas/energy (including pipelines) industries, and knowledge of markets, financials, operational issues, regulatory concerns and technology.	7

Sustainable development Understanding the elements of sound sustainable development practices and their relevance to corporate success.	10

Marketing expertise Marketing experience in the energy marketing industry combined with a strong knowledge of market participants.	6

Human resources/compensation Strong understanding of compensation, benefit and pension programs, legislation and agreements, with specific expertise in executive compensation programs.	10

Investment banking/mergers & acquisitions Experience in investment banking or in major mergers and acquisitions.	10

Financial literacy Experience in financial accounting and reporting and corporate finance, especially with respect to debt and equity markets and familiarity with internal financial controls, Canadian or US generally accepted accounting principles and/or international financial reporting standards.	12

Information technology Experience in information technology with major implementations of management systems.	4

Health, safety, environment and social responsibility Thorough understanding of industry regulations and public policy and leading practices in the areas of workplace safety, health, the environment and social responsibility.	10

Government relations Experience in (or a strong understanding of) the workings of government and public policy in Canada and the US.	8

Emerging sectors Experience in sectors which Enbridge hopes to develop a presence, including liquefied natural gas, power generation and new energy technologies.	7

Director tenure

The graph and table below shows our director tenure as of March 4, 2014. The average tenure is 9.4 years. For further information on our guidelines for director retirement and the latest date of retirement of each director, please refer to Identifying new candidates on page 30 and the Director profiles beginning on page 9 of this circular.

18      ENBRIDGE INC.

Name	Age			Tenure on Enbridge Board (years of service)

	under 60	60-69	70-75	0-5	5-10	10-15	15+

David A. Arledge		✓				✓

James J. Blanchard			✓				✓

J. Lorne Braithwaite			✓				✓

J. Herb England		✓			✓

Charles W. Fischer		✓		✓

V. Maureen Kempston Darkes		✓		✓

David A. Leslie			✓		✓

Al Monaco	✓			✓

George K. Petty			✓			✓

Charles E. Shultz			✓		✓

Dan C. Tutcher		✓			✓

Catherine L. Williams		✓			✓

Continuing Education

We offer education sessions for directors on key topics and encourage them to participate in associations and organizations that can broaden their awareness and knowledge of developments related to our business. This table lists the internal seminars and other presentations we offered in 2013 and director participation. For further information, please refer to Orientation and continuing education beginning on page 29 of this circular.

Date	Topic	Presented/hosted by	Who attended

February 12, 2013	Shipping Crude Oil by Rail	Enbridge Inc.	All members of the Board other than Messrs. England and Tutcher

March 18, 2013	Mindful Leadership	Andrew Hopkins, Australian National University	All members of the Board

March 18, 2013	Market Access Strategy – Producers' Perspectives	Greg Stringham, Canadian Association of Petroleum Producers	All members of the Board

May 6, 2013	Dodd-Frank Act title VII Derivative Reform	Sutherland Asbill & Brennan LLP and members of Management	All members of the Board other than Gov. Blanchard

September 16, 2013	Alternative & Emerging Technology and Research, Development & Innovation	Enbridge Inc.	All members of the Board other than Mr. Tutcher

September 17, 2013	Board Tour of Enbridge Control Centre in Edmonton (Simulator, Decisions & Procedures) and Integrity Department Tour (Integrity Threats, ILI Data and Repair and Continuous Improvement Initiatives	Enbridge Inc.	All members of the Board other than Mr. Tutcher

Interlocking relationships

Directors	Served together on these boards	Served on these committees

J. Lorne Braithwaite	Enbridge Gas Distribution Inc.[1]	Audit, finance & risk committee
David A. Leslie		Chair of the audit, finance & risk committee
Al Monaco		–

Al Monaco	Enbridge Pipelines Inc.[1]	–
Charles E. Shultz		–
Catherine L. Williams		–

1
Enbridge Gas Distribution Inc. and Enbridge Pipelines Inc. are considered public companies because they issue public debt and are therefore reporting issuers in Canada. They do not have any equity securities that are publicly held. They are both indirect wholly-owned subsidiaries of Enbridge. The Board has determined that these board interlocks do not impair the ability of these directors to exercise independent judgment as members of our Board.

2014 Management information circular      19

APPOINTING OUR AUDITORS

You will vote on appointing Enbridge's auditors. You may vote for the reappointment of our auditors or withhold your vote. The Board, on the recommendation of the Audit, Finance & Risk Committee, proposes that PwC be reappointed as auditors and that you vote for the reappointment of our auditors.

If PwC is reappointed, they will serve as our auditors until the end of the next annual meeting of shareholders. PwC and its predecessor firm, Price Waterhouse, have been our auditors since 1992 and auditors for Enbridge Pipelines Inc., our wholly-owned subsidiary, since 1949.

PwC is a participating audit firm with the Canadian Public Accountability Board, as required under the Canadian Securities Administrators' National Instrument 52-108 – Auditor Oversight.

Auditor Independence

Auditor independence is essential to the integrity of our financial statements and PwC has confirmed its status as independent within the meaning of the Canadian and US securities rules.

We are subject to Canadian securities regulations (NI 52-110 and National Policy 58-201 – Corporate Governance Guidelines (NP 58-201), the US Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the US Securities and Exchange Commission under Sarbanes-Oxley, which specify certain services that external auditors cannot provide.

We comply with these Canadian and US rules. We believe, however, that some non-audit services, like tax compliance, can be delivered more efficiently and economically by our external auditors. To maintain auditor independence, our Audit, Finance & Risk Committee must pre-approve all audit and non-audit services. It is also responsible for overseeing the audit work performed by PwC.

The Audit, Finance & Risk Committee reviews our external auditors' qualifications and independence once a year. Their review includes formal written statements that describe any relationships between the auditors, their affiliates and Enbridge that could affect the auditors' independence and objectivity.

Auditors' fees

The table below shows the services PwC provided to Enbridge in 2013, by category. It also shows the fees PwC billed for these services in 2013 and 2012.

	2013	2012	Description of fee category

Audit fees	$13,946,567	$10,919,000	Represents the aggregate fees for audit services

Audit-related fees	1,554,412	927,480	Represents the aggregate fees for assurance and related services by the company's auditors that are reasonably related to the performance of the audit or review of the company's financial statements and are not included under "Audit fees". During fiscal 2013 and 2012, the services provided in this category included due diligence related to prospectus offerings and other items.

Tax fees	1,907,253	1,128,846	Represents the aggregate fees for professional services rendered by the company's auditors for tax compliance, tax advice and tax planning.

All other fees	933,761	912,555	Represents the aggregate fees for products and services provided by the company's auditors other than those services reported under "Audit fees", "Audit-related fees" and "Tax fees". These fees include those related to Canadian Public Accountability Board fees, French translation work and process reviews.

Total fees	$18,341,993	$13,887,881

You can find information about the roles and responsibilities of the Audit, Finance & Risk Committee starting on page 31 of this circular and details about the committee's pre-approval policies and procedures beginning on page 46 of our annual information form for the year ended December 31, 2013 (available online at www.enbridge.com and www.sedar.com).

20      ENBRIDGE INC.

STOCK OPTION PLANS

You will vote on approving changes to our stock option plans.

In 2007, shareholders approved our stock option plans (the Incentive Stock Option Plan (2007) and the Performance Stock Option Plan (2007)), along with 16,500,000 common shares in total reserved for issuance under them. In 2011, shareholders approved an increase to the number of common shares reserved for issuance under the plans by 9,500,000 shares in total. On May 26, 2011, the common shares were split on a two-for-one basis and the total number of options reserved for issuance under the stock option plans was adjusted accordingly (resulting in an initial reserve of 33,000,000, and the 2011 approved increase of 19,000,000, on an adjusted basis). A total of 14,040,214 stock options (stock options or options) remain available for grant as at March 4, 2014; 6,101,480 options are expected to be granted on March 13, 2014, which would reduce the number of future options available for grant to 7,938,734 at that time. There are currently 33,374,953 options outstanding under the stock option plans, representing approximately 4.0% of our total issued and outstanding common shares as at March 4, 2014.

You will be asked to approve increasing the number of common shares reserved for issuance under the stock option plans by 19,000,000 common shares in total. The current reserve under the stock option plans of 14,040,214 represents approximately 1.68% of our total issued and outstanding common shares as at March 4, 2014. If you approve the 19,000,000 share increase, taking into account the number of options that have been exercised under the stock option plans, the total number of common shares reserved for issuance under the stock option plans will be 33,040,214, representing approximately 3.96% of our total issued and outstanding common shares at March 4, 2014.

The 19,000,000 share reserve increase will result in potential dilution. If shareholders approve this increase, taking into account our issued and outstanding common shares and our common shares reserved for outstanding and future stock options, dilution (on a fully diluted basis) will be approximately 7.38% as of March 4, 2014. This compares with dilution (on a fully diluted basis) of approximately 7.11% as of March 2, 2007, the date of our 2007 management information circular, when the stock option plans were proposed for approval by our shareholders, and 7.36% as of March 2, 2011, the date of our 2011 management information circular, when the 9,500,000 share reserve increase was proposed for approval by our shareholders.

The stock option plans motivate our executives to deliver strong performance and reward them for longer term share price appreciation. We grant options under the stock option plans to attract and retain senior managers and officers and to align their interests with those of our shareholders (see the description of the stock option plans under Executive compensation – design and 2013 decisions – Medium- and long-term incentives beginning on page 63). We need to increase the stock option plans' share reserve to make sure there are enough common shares available to continue granting options.

The stock option plans were approved by shareholders in 2007. The Human Resources & Compensation Committee amended the Performance Stock Option Plan in 2007 to allow pro-rating of granted stock options if a participant retires, dies or is involuntarily terminated without cause (see Termination provisions on page 84). In 2008, the Board approved a share settled option feature for the stock option plans.

In February 2011, the Human Resources & Compensation Committee approved the amendment and restatement of the stock option plans to:

•
increase the share reserve by 9,500,000 common shares in total;
•
require shareholder approval for changes to the amendment provisions of the stock option plans; and
•
clarify some wording that does not need shareholder approval.

Shareholders approved the 9,500,000 share reserve increase at the 2011 annual and special meeting of shareholders on May 11, 2011 (19,000,000 adjusted after the common shares were split on a two-for-one basis on May 26, 2011).

In 2012, the Board approved changes to the proration of performance stock options upon retirement to reflect their view that a grant of performance stock options relates to a five calendar year period even though the grant date occurs partway through the calendar year. These changes were permitted by the terms of the plan and did not require shareholder approval.

2014 Management information circular      21

In 2014, the Human Resources & Compensation Committee approved an increase to the share reserve of 19,000,000 common shares in total.

The share reserve increase has been conditionally approved by the TSX, but it must also be approved by a majority of the votes cast by shareholders at our 2014 annual meeting. Stock options issued under the additional share reserve can't be exercised until the reserve increase is approved by shareholders. None of the other amendments require shareholder approval.

The Board recommends that shareholders vote for the resolution:

Be it resolved that:

•
the amendments contained in the Incentive Stock Option Plan (2007), as amended and restated (2014), and the Performance Stock Option Plan (2007), as amended and restated (2014), to increase the maximum number of common shares reserved for issuance under the stock option plans by an aggregate 19,000,000 common shares are hereby ratified, confirmed and approved; and
•
any one of our officers is authorized to execute any documents or instruments or to take any other action necessary for this resolution to take effect.

SHAREHOLDER RIGHTS PLAN

You will be asked to approve the continuation of our shareholder rights plan with no material amendments under the terms of an agreement between Enbridge and CST Trust Company (our rights agent).

The plan encourages the fair treatment of shareholders if there is a takeover bid for control of Enbridge. Our rights plan became effective on November 9, 1995. It was amended and restated in 1996 and has been amended and restated and reconfirmed by shareholders every three years since, most recently in 2011. The plan provides that to continue, it must be reconfirmed by a majority vote of shareholders not later than the 2014 annual meeting of shareholders and at such a meeting every three years thereafter. Where such shareholder approval is not obtained, the plan will terminate and cease to have effect.

The Board believes the shareholder rights plan is in the best interests of Enbridge and our shareholders because:

•
it gives the Board sufficient time to explore and develop alternatives to a takeover bid, to maximize shareholder value; and
•
it gives every shareholder an equal opportunity to participate in a takeover bid.

The Board recommends that shareholders vote for the resolution:

Be it resolved that:

•
the shareholder rights plan agreement between Enbridge and CST Trust Company (as rights agent), dated November 9, 1995 and amended and restated as of May 7, 2014 is hereby ratified, confirmed and approved;
•
any revisions made to the 2014 rights plan agreement on or before May 7, 2014 that are required by the relevant stock exchange to conform our plan with most other shareholder rights plans for reporting issuers in Canada, as may be approved by any two officers of Enbridge, are hereby approved;
•
the 2014 rights plan agreement, as amended in accordance with the immediately preceding bullet point, is hereby ratified, confirmed and approved; and
•
any one of our officers or directors is authorized to execute any documents or instruments or to take other action necessary for this resolution to take effect.

Shareholders must approve the resolution for the shareholder rights plan to continue, otherwise it will terminate. A summary of the principal terms of the shareholder rights plan is set out in Appendix A.

22      ENBRIDGE INC.

HAVING A "SAY ON PAY"

Maintaining high standards of corporate governance involves responding to emerging best practices.

We announced in February 2010 that we would have an advisory vote on executive compensation starting at our 2011 annual meeting. The Board decided to hold an advisory vote after lengthy discussions on the matter. In addition, several Board members met with the Canadian Coalition for Good Governance (CCGG) about governance practices and shareholder engagement. We held "say on pay" votes again in 2012 and 2013. At the 2013 annual meeting of shareholders, shareholders voted 93.56% in favour of our approach to executive compensation. The Board has decided to again hold an advisory vote on executive compensation at the 2014 annual and special meeting of shareholders.

While this vote is non-binding, it gives shareholders an opportunity to provide important input to our Board.

As a shareholder, you will be asked to vote for or against, or you may abstain from voting on our approach to executive compensation through the following resolution:

Be it resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in our management information circular dated March 4, 2014, delivered in advance of the 2014 annual and special meeting of shareholders on May 7, 2014.

The Board will take the results of this vote into account when it considers future compensation policies and issues. We will also examine the level of shareholder interest and the comments we receive and consider the best approach and timing for soliciting feedback from shareholders on our approach to executive compensation in the future.

SHAREHOLDER PROPOSALS

We received one shareholder proposal for consideration at the meeting. Qube Investment Management Inc. (Qube) submitted a proposal on behalf of its clients. Qube requested that the Board or the compensation committee limit the individual total compensation for each Named Executive Officer to $5 million. Management engaged Qube to discuss the proposal and related compensation practices at Enbridge. Qube decided to formally withdraw its proposal. The Board thanks Qube for its constructive dialogue on this issue.

Under the Canada Business Corporations Act, which governs Enbridge, we must receive shareholder proposals by December 4, 2014 to consider them for inclusion in the management information circular and proxy for the 2015 annual meeting of shareholders, which is expected to be held on May 6, 2015 in Toronto, Ontario.

We will post the results of this year's votes and the other items of business on our website (www.enbridge.com) following the shareholders' meeting.

2014 Management information circular      23

2.        Governance

OUR GOVERNANCE PRACTICES

Sound governance means sound business. At Enbridge, we believe good governance is important for our shareholders, our employees and our company.

We have a comprehensive system of stewardship and accountability that follows best practices and meets the requirements of all rules, regulations, standards and internal and external policies that apply.

This section discusses our governance philosophy, policies and practices. It also describes the role and functioning of our Board and the five Board committees.

You can find more information about governance in our annual information form for the year ended December 31, 2013. Our articles and by-laws also set out policies and practices that govern our business activities. These are all available on our website (www.enbridge.com).

Regulations, rules and standards

Enbridge is listed on the TSX and the NYSE and we are subject to a range of governance rules, regulations, standards and policies:

Canada

•
National Instrument 58-101 – Disclosure of Corporate Governance Practices;
•
NP 58-201;
•
NI 52-110; and
•
Canada Business Corporations Act.

US

As a "foreign private issuer" under US securities laws, we are generally permitted to comply with Canadian corporate governance requirements, rather than those that apply to US listed corporations.

The NYSE rules, however, require us to disclose how we comply with US corporate governance standards and where our practices are different. You can find this document on our website (http://www.enbridge.com/ InvestorRelations/ CorporateGovernance/ USCompliance.aspx). We must also comply with the audit committee requirements under Rule 10A-3 of the US Securities Exchange Act of 1934. See Audit, Finance & Risk Committee in our annual information form for the year ended December 31, 2013 for a summary of these requirements.

As of the date of this circular, the Board believes we are in full compliance with all Canadian and US corporate governance rules, regulations, standards and policies that apply to us.

A CULTURE OF ETHICAL CONDUCT

A strong culture of ethical conduct is central to Enbridge.

Our Statement on Business Conduct (available on our website at www.enbridge.com) is our formal statement of expectations for all individuals engaged by Enbridge. It applies to everyone at Enbridge and our subsidiaries, including our directors, officers and employees, as well as consultants and contractors who work with us.

It discusses what we expect in areas like:

• complying with the law and applicable rules and policies; • interacting with landowners, customers, shareholders, employees and others; • protecting health, safety and the environment;.	• acquiring, using and maintaining assets; • using computers and communication devices; • conflicts of interest; and • proprietary, confidential and insider information.

The Board reviews the Statement on Business Conduct policy at least once a year and updates it as necessary. The Board did not make any changes in 2013.

24      ENBRIDGE INC.

All new employees at Enbridge and each of our subsidiaries must, as a condition of employment, sign a certificate of compliance indicating that they have read the Statement on Business Conduct, understand it and agree to comply with it. Every year, all employees have to confirm that they have complied with it.

Directors must also certify that they agree with the Statement on Business Conduct and will comply with it, both when they join our Board and every year they serve as a director.

All employees were asked, through an electronic training and certification process, to certify their compliance with the Statement on Business Conduct for the year ended December 31, 2013. As of the date of this circular, over 99.7% of Enbridge employees had certified compliance. Enbridge's contract workers also participated in the online training and certification process again this year.

Building awareness

We use online training to help raise awareness and reinforce our commitment to ethical conduct.

To date, we have developed online training programs on fraud awareness and the Statement on Business Conduct.

The President & Chief Executive Officer and all members of the Board certified their compliance with the Statement on Business Conduct in 2013.

Handling conflicts of interest

If a director or officer has a material interest in a transaction or agreement involving Enbridge, or otherwise identifies a potential personal conflict, he or she must:
•  disclose the conflict or potential conflict;
•  not to participate in any discussions on the matter; and
•  abstain from voting on the matter at any Board meeting where it is being discussed or considered.

This approach is consistent with the requirements of the Canada Business Corporations Act.

 Insider trading

Our insider trading and reporting guidelines, which were amended in March 2011, put restrictions on those in a special relationship with Enbridge (including insiders) when they trade Enbridge shares. The guidelines, which fulfill our obligations to stock exchanges, regulators and investors, include the following measures:

Material transactions

No informed person or nominated director (or any associate or affiliate) has or had a direct or indirect material interest in any Enbridge transaction in 2013 or in any proposed transaction that had or will have a material effect on Enbridge or any of our subsidiaries in the forseeable future.

•
having quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These periods currently begin on the fifth day following the end of a quarter or fiscal year and end at the close of trading on the second trading day after we issue the news release or disclose our financial results;
•
publishing and communicating the dates for regular blackout periods to affected shareholders;
•
encouraging all insiders to pre-clear transactions with the Corporate Secretary's office; and
•
prohibiting all directors, officers and employees from engaging in hedging transactions.

Management is currently in the process of reviewing our insider trading and reporting guidelines to ensure they reflect current best practices and developments since 2011.

Whistleblower procedures

Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct.

We introduced whistleblower procedures a number of years ago to protect the integrity of our accounting, auditing and financial processes. We expanded the system in 2008 to include a broad range of matters relating to ethics and conduct. The whistleblower procedures were updated during 2012, primarily to reflect the fact that the Chief Compliance Officer has been designated as the person responsible for administering the procedures.

Employees can report concerns about financial or accounting irregularities or unethical conduct confidentially to the chair of the Audit, Finance & Risk Committee. All submissions may be made anonymously and any complaints

2014 Management information circular      25

submitted in a sealed envelope marked "private and strictly confidential" will be delivered to the committee chair unopened. Complaints can also be made anonymously using a toll-free number and a reporting system administered by an independent third party provider.

At least once each quarter, the chair informs the Audit, Finance & Risk Committee about any significant complaints received (sooner if there is an urgent matter), discusses them with the Chief Compliance Officer and recommends how these complaints should be handled. The committee can hire independent advisors (outside legal counsel, independent auditors and others) to help investigate a matter. We pay for these costs.

THE ROLE OF THE BOARD

The Board is ultimately responsible for governance at Enbridge and for stewardship of the company. It has full power to oversee the management of our business and affairs.

It carries out many of its responsibilities through its five standing Board committees:

•
Audit, Finance & Risk;
•
Corporate Social Responsibility;
•
Governance;
•
Human Resources & Compensation; and
•
Safety & Reliability.

The Board:

•
reviews and approves the strategic plan, provides guidance and monitors our progress;
•
monitors our risk management programs and helps us identify principal risks;
•
makes sure we have appropriate internal control and management systems in place to manage money, compliance and risk and that these systems are functioning appropriately;
•
approves major projects, plans and initiatives that could materially affect the company; and
•
reviews and approves compensation for the President & Chief Executive Officer.

The Board delegates day-to-day management of Enbridge to the President & Chief Executive Officer and senior management, although major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures require Board approval.

Duties

The Board is responsible for the oversight of key areas like governance, financial and strategic planning, risk oversight and management, succession planning and corporate disclosure. These duties are described in our terms of reference for the Board and the Board committees. They are drafted by management under the guidance of the Governance Committee and approved by the Board, which reviews them once a year and updates them as needed. Copies of the terms of reference for the Board and each of the Board committees are available on our website (www.enbridge.com).

The Board develops position descriptions for the Chair of the Board and each committee chair. These descriptions are part of their terms of reference and are reviewed annually. The Governance Committee defines the division of duties between the Board and the President & Chief Executive Officer.

Strategic planning

The Board is responsible for reviewing our strategic planning process and for reviewing and approving our strategic plan. It oversees the implementation of the plan, monitors our progress and approves any transactions it believes will have a significant impact on the plan or our strategic direction.

The Board devotes two meetings a year to the strategic plan, including one meeting that is held over two days.

Risk oversight and management

The Board is responsible for overseeing the following with respect to the company's risks:

•
identification of principal risks when necessary, and at least annually;
•
establishing a risk tolerance level for those risks that are identified;

26      ENBRIDGE INC.

•
ensuring the implementation by management of appropriate and effective systems to manage risks;
•
reviewing capital commitment and expenditure reports for major projects in relation to approved budgets;
•
review management's implementation of risk policies and procedures; and
•
seeking assurance that our internal control systems and management information systems are in place and operating effectively.

Board committees' role in risk management

The Board has delegated specific risk management responsibilities to each Board committee. The Audit, Finance & Risk Committee is responsible for the strategies, policies and practices applicable to the corporation's assessment, management, prevention and mitigation of risks of foreign currency and interest rate risk strategies, counterparty credit exposure, cash management, credit and financing, the use of derivative instruments and insurance, amongst other matters.

In addition, in August 2013, the Board created a new standing committee, the Safety & Reliability Committee. The Board committees can authorize the implementation of systems that address risks within the scope of their responsibility and monitor them to ensure they remain effective. For example, the Safety & Reliability Committee is responsible for overseeing operational matters such as the environment, health, safety, pipeline and facility integrity management, security, emergency response preparedness and operational risk management and guidelines. (S&R Matters).

The Safety & Reliability Committee is also responsible for reviewing the policies followed by management in the conduct of the operations, and which are directed to prevent any injury to the public, Enbridge's employees and contractors, and to minimize any adverse environment impacts including greenhouse gas emissions, and health and safety impacts.

Internal controls

The Board seeks assurance at least annually that our internal control systems and management information systems are operating effectively.

The Board has delegated responsibility for reviewing our quarterly and annual financial statements to the Audit, Finance & Risk Committee, which recommends them to the Board for approval. The committee is also responsible for overseeing our internal audit function and senior management reporting on internal controls.

Corporate communications

The Board reviews and approves all major corporate communications policies, including our corporate disclosure guidelines. It also reviews and approves all corporate disclosure documents, including our:

• annual and quarterly reports to shareholders; • MD&A;	• annual information form; and • management information circular.

The Board works to ensure we communicate effectively with shareholders, the public and other stakeholders to avoid selective disclosure.

Succession planning

The Board is responsible for:

•
appointing the President & Chief Executive Officer and other members of executive management;
•
monitoring senior management's performance; and
•
reviewing the succession strategy for all senior management positions every year.

It delegates responsibility for reviewing our policies and procedures relating to employment, succession planning and compensation (including executive compensation) to the Human Resources & Compensation Committee.

The Human Resources & Compensation Committee is also responsible for:

•
making sure we have appropriate programs for dealing with succession planning and employee retention;
•
monitoring the performance of senior management;

2014 Management information circular      27

•
overseeing human capital risk to make sure our management programs (including those for our officers) effectively address succession planning and employee retention;
•
overseeing the design of our compensation programs from a risk perspective; and
•
reporting to the Board on organizational structure and succession planning matters.

OUR EXPECTATIONS OF OUR DIRECTORS

Our directors are expected to act in the best interests of Enbridge. They have a duty of care to exercise in both decision making and oversight.

Independence

First and foremost, we believe in the importance of an independent board. The Governance Committee is responsible for making sure the Board functions independently of management.

The majority of our directors must be independent, as defined by Canadian securities regulators in NI 52-110, NYSE rules and the rules and regulations of the US Securities and Exchange Commission.

We define a director as independent if he or she does not have a direct or indirect material relationship with Enbridge. The Board believes that a relationship is material if it could reasonably interfere with a director's ability to make independent decisions, regardless of any other association he or she may have. The Board uses a detailed annual questionnaire to determine if a director is independent.

Eleven of our 12 nominated directors, including the Chair of the Board, are independent. Mr. Monaco is not independent because he is our President & Chief Executive Officer and a member of management.

The Governance Committee has developed guidelines to ensure each director is aware of the expectations placed on him or her as a director. Key expectations include meeting attendance, financial literacy and ethical conduct.

Separate chair and chief executive officer positions

We have an independent, non-executive Chair of the Board who is responsible for leading the Board.

Meeting in camera

Our terms of reference stipulate that the Board must hold in-camera meetings regularly, without officers or management present. The Chair of the Board provides the President & Chief Executive Officer with a summary of the matters discussed at these in-camera meetings, including any issues that the Board expects management to pursue.

Other directorships

Our directors may serve on the boards of other public companies and together on the boards and committees of other public entities, as long as their outside positions and common memberships do not affect their ability to exercise independent judgment while serving on our Board. See Interlocking relationships on page 19 for information about some of our directors who serve together on other boards.

Directors who serve on our Audit, Finance & Risk Committee cannot sit on the audit committees of more than two other public entities unless they receive approval from our Board. In 2009, the Board approved Mr. Leslie serving on the audit committees of four publicly traded companies, including Enbridge. Since Mr. Leslie is no longer employed full-time, the Board believes he has the time to meet these commitments and his work on the boards and audit committees of these companies is very valuable to him and the Board in his role as chair of our Audit, Finance & Risk Committee. Mr. Leslie continues to serve on the audit committees of three other publicly traded companies.

External consultants and other third parties

To make sure the Board functions independently of management, Board committees have the flexibility to meet with external consultants and Enbridge employees without management whenever they see fit. The terms of reference also allow individual directors, the Board and Board committees to hire independent advisors, as needed.

28      ENBRIDGE INC.

Attendance

We expect directors to attend all Board and Board committee meetings of which they are a member and the annual meeting of shareholders. The Governance Committee reviews each director's attendance record every year. If a director has a poor attendance record, the committee chair and Chair of the Board will discuss and recommend how to handle the matter. A director whose attendance record continues to be poor may be asked to leave the Board. In 2013, the overall attendance at Board and committee meetings was 98%. Please see information on attendance in the Director profiles beginning on page 9.

Financial literacy

The Board defines an individual as financially literate if he or she can read and understand financial statements that are generally comparable to ours in breadth and complexity of issues. The Board has determined that all of the members of the Audit, Finance & Risk Committee are financially literate according to the meaning of NI 52-110 and the rules of the NYSE. It has also determined that Mr. England, Mr. Leslie and Ms. Williams each qualify as "audit committee financial experts" as defined by the US Securities Exchange Act of 1934. The Board bases this determination on each director's education, skills and experience.

Orientation and continuing education

The Board recognizes that proper orientation and continuing education are important for directors to fulfill their duties effectively. It has delegated these responsibilities to the Governance Committee, which has developed a comprehensive program for new directors and for directors who join a committee for the first time.

Orientation

Every new director meets with the Chair of the Board, the President & Chief Executive Officer and senior management to learn about our business and operations and participates in tours of our sites and facilities.

New directors are also given a copy of the Board manual, which contains:

•  Board guidelines;
•  personal information about each of the directors and senior officers;
•  a list of the members of the Board, the members of the Board committees and all meeting dates;
•  organizational charts (corporate and management);
•  our financial risk management policies and treasury authority limitations;
• information about statutory liabilities;	• information about the directors' and officers' liability programs;
•  our insider trading and reporting guidelines;
•  indemnification agreements;
•  information about our dividend reinvestment and share purchase plan;
•  our Statement on Business Conduct; and
• public disclosure documents for Enbridge and certain subsidiaries.

Directors are notified by email whenever there are updates to these documents. The manual and any updates are also made available electronically.

Continuing education

We offer education sessions for directors on key topics and encourage them to participate in associations and organizations that can broaden their awareness and knowledge of developments related to our business. Throughout their tenure, directors have discussions with the Chair of the Board, receive quarterly presentations from senior management on strategic issues and participate in tours of our operations. Quarterly briefings include reviews of the competitive environment, our performance relative to our peers and any other developments that could materially affect our business. Directors can also request presentations on a particular topic. See the list of the internal seminars and other presentations we offered in 2013 and director participation on page 19.

We also pay for continuing education opportunities through third parties and we encourage directors to pursue director education seminars and courses offered externally.

Mr. Leslie (chair of the Audit, Finance & Risk Committee), Mr. Shultz (a member of the Audit, Finance & Risk and Human Resources & Compensation Committees) and Ms. Williams (chair of the Human Resources & Compensation

2014 Management information circular      29

Committee) are members of the Institute of Corporate Directors (ICD). Mr. Leslie is also an active member of the Canadian Audit Committee Network. Ms. Kempston Darkes and Mr. Shultz were recognized by the ICD in 2011 and 2013, respectively, with a Fellowship Award, which the ICD considers to be the highest distinction for directors in Canada.

BOARD EVALUATION

The Governance Committee is responsible for assessing the performance of the Board and its Chair, the Board committees and individual directors on an ongoing basis.

Assessing the Board and Chair of the Board

All of the directors complete a confidential questionnaire every year so they can evaluate the effectiveness of the Board and suggest ideas for improving performance. The questionnaire is designed to provide constructive input to improve overall Board performance and includes questions on:

• Board composition; • effectiveness of the Board, Board meetings and Chair of the Board;	• duties and responsibilities; • Board orientation and development; and • the evaluation process for senior management.

In 2011, the evaluation process was revised to include additional questions for directors to evaluate their peers. The directors were asked to consider criteria such as skills and experience, preparation, attendance and availability, communication and interaction with Board members and/or management and business, company and industry knowledge. Directors were encouraged to comment broadly, positively and negatively, on any issue concerning the Board, Board committees and director performance.

Directors submit their completed questionnaires to the chair of the Governance Committee, who presents the feedback to the Chair of the Board. The chair of the Governance Committee then presents the summary to the Board. The Board discusses the results and develops recommendations as appropriate.

From time to time, the Chair of the Board meets informally with each director, to discuss performance of the Board, Board committees and other issues.

Board committee assessments

Each director also completes a confidential questionnaire for each Board committee of which they are a member. The questionnaire is designed to facilitate candid conversation among the members of each Board committee about the Board committee's overall performance, function, areas of accomplishment and areas for improvement. This session takes place in camera at the first Board committee meeting after the directors complete their questionnaires.

The questionnaire helps the Board ensure each Board committee is functioning effectively and efficiently and fulfilling its duties and responsibilities as described in its terms of reference. It includes questions about:

• the composition of the Board committee; • the effectiveness of the Board committee and Board committee meetings;	• committee members, including the chair; and • the orientation and development processes for the Board committee.

Completed questionnaires are submitted to the chair of the Governance Committee, who summarizes them and provides a copy to each Board committee chair and the Chair of the Board.

Identifying new candidates

Under our Board guidelines, a director will retire at the next annual meeting of shareholders after he or she reaches the age of 73, or after 15 years of service on the Board, whichever comes first. Members of the Board as at January 1, 2011, who reach 15 years of service before age 73, may remain on the Board to age 73. A director may be asked to remain on the Board for an additional two years after age 73 if the Board unanimously approves the extension. If a director receives an extension, he or she is not eligible to serve as Chair of the Board or chair of any of the Board's five standing Board Committees.

30      ENBRIDGE INC.

The Governance Committee serves as the nominating committee and is responsible for identifying new candidates for nomination to the Board. The Governance Committee also invites and welcomes suggestions from other directors on our Board and from management. The committee reviews a Board composition plan annually. The plan consists of a skills matrix that includes the name of each director, his or her occupation, residence, gender, age, years on the Board, retirement date, business experience, other board commitments, equity ownership, independence and other relevant information. The committee summarizes the plan to identify the ideal skills and experience of a new candidate. These include management, board and industry experience, areas of expertise, global representation, gender and age, among others. The committee ranks each of these skills and areas of experience as a high, medium or low priority.

The Governance Committee then develops a list of potential candidates with the desired skills and experience and reviews and updates the list at least once a year. When a position becomes available, the Board reviews the list of potential candidates, revises it to reflect the skills and experience most needed at the time, adds other recently identified candidates and prepares a short list. The committee also considers the candidate's background and diversity of experience in making their choices and may engage independent consultants to assist in the review and recruitment process.

The chair of the Governance Committee, the Chair of the Board, the President & Chief Executive Officer and sometimes other directors, meet with potential candidates to determine their interest, availability, experience and suitability. The Governance Committee makes a recommendation to the Board. The Board discusses the recommendation and decides which candidates will be put forward for election at the annual meeting of shareholders.

About diversity

We are committed to increasing the diversity of our Board over time by actively seeking qualified candidates who meet diversity criteria. Enbridge is one of over 40 founding members of the Canadian Board Diversity Council.

BOARD COMMITTEES

Our Board has five standing Board committees to help it carry out its duties and responsibilities:

• Audit, Finance & Risk • Governance • Safety & Reliability	• Corporate Social Responsibility • Human Resources & Compensation

The Board has delegated certain responsibilities to each Board committee, including overseeing risk management systems that are within the scope of the responsibilities of each Board committee. Each Board committee is made up entirely of independent directors. Mr. Monaco, our President & Chief Executive Officer, is not a member of any Board committee, nor is the Chair of the Board.

Board committee meetings generally take place before each regularly scheduled Board meeting. Each Board committee also meets in camera, independent of management, following the regular Board committee meeting. They also meet with external consultants and/or Enbridge staff, without management present, whenever they see fit.

Each Board committee reports regularly to the Board and makes recommendations on certain matters as appropriate. The Governance Committee is responsible for recommending the role of each Board committee to the Board.

Audit, Finance & Risk Committee

Chair:	David Leslie
Members:	Herb England, Charlie Fischer, George Petty, Chuck Shultz and Cathy Williams

Responsibilities

The Audit, Finance & Risk Committee assists the Board in overseeing:

•
the integrity of our financial statements and financial reporting process;
•
the integrity of our management information systems, disclosure controls, financial controls and internal audit function;
•
our external auditors, PwC, and ensuring they maintain their independence; and

2014 Management information circular      31

•
our compliance with financial and accounting regulatory requirements and our risk management program.

The Audit, Finance & Risk Committee is responsible for ensuring the committee, our external auditors, our internal auditors and management of Enbridge maintain open communications.

The Audit, Finance & Risk Committee is responsible for:

Financial reporting

•
reviewing our quarterly and annual MD&A, financial statements and notes and recommending them to the Board for approval;
•
reviewing and approving earnings releases and recommending them to the Board for approval;
•
discussing with management and the external auditors any significant issues regarding our financial statements and accounting policies;
•
reviewing with management any anticipated changes in reporting standards and accounting policies;
•
reviewing annually the approach taken by management in the preparation of earnings press releases as well as financial information and earnings guidance provided to analysts and ratings agencies;

Internal controls

•
overseeing management's system of disclosure controls and procedures;
•
overseeing the internal controls over financial reporting;
•
overseeing the internal audit function;

External auditors

•
reviewing the qualifications and independence of our external auditors, PwC, and recommending their appointment to the Board;
•
reviewing all audit and non-audit services to be provided by the external auditors, including proposed fees, and pre-approving them, consistent with our policy; and
•
setting the compensation of the external auditors, reviewing their performance, overseeing their activities and retaining them in their role as external auditors.

The external auditors report directly to the Audit, Finance & Risk Committee. They meet regularly with the committee, in camera, without any members of management present. The chair of the committee also meets with the senior partner of PwC from time to time, to discuss significant issues.

Finance

•
reviewing the issue of securities by Enbridge and authorizing or recommending such matters to the Board for approval;
•
overseeing the filing of prospectuses or related documents with securities regulatory authorities; and
•
overseeing credit facilities and inter-company financing transactions and recommending them to the Board for approval.

Risk management

•
overseeing the annual review of Enbridge's principal risks;
•
reviewing risks in conjunction with internal and external auditors;
•
reviewing the adequacy of tax provisions;
•
monitoring our risk management program; and
•
reviewing our annual report on insurance coverages.

Together with the Board, the committee also reviews with senior management, internal counsel and others as necessary:

•
our method of reviewing risk and our strategies and practices related to assessing, managing, preventing and mitigating risk; and
•
loss prevention policies, risk management programs and disaster response and recovery programs.

32      ENBRIDGE INC.

2013 highlights

The Audit, Finance & Risk Committee carried out the following activities during 2013:

Audits and financial reporting

•
reviewed the interim and annual MD&A and financial statements and notes and recommended them to the Board for approval;
•
reviewed public disclosure documents containing audited or unaudited financial information, including annual and interim earnings press releases, prospectuses and the annual information form, and recommended them to the Board for approval for public release;
•
reviewed and approved the pension plan annual financial statements;
•
the chair of the Audit, Finance & Risk Committee reviewed and approved the prior year's expenses of the President & Chief Executive Officer;

Internal controls

•
reviewed the quarterly internal controls compliance reports;
•
reviewed the audit services role and audit plan and received quarterly audit services reports;
•
reviewed the audit services annual report;
•
reviewed and approved revised Misconduct Investigations Policy;
•
received quarterly updates on the ethics and conduct hotline activity from the Chief Compliance Officer;

External auditors

•
carried out an assessment of PwC, recommended its appointment by shareholders and reviewed and approved the 2013 engagement letter (including the terms of engagement and proposed fees);
•
pre-approved all non-audit services to be provided by PwC that are allowed under the committee's policy;
•
participated in the review process for the succession plans for the senior partner of the external auditor upon the completion of his tenure in 2014;

Finance

•
reviewed quarterly treasury management reports;
•
reviewed the financing plans including additional financing transactions not included in the 2013 annual financing plan, credit facilities and inter-company financing transactions, and recommended them to the Board for approval;

Risk management

•
reviewed the quarterly financial risk management reports;
•
reviewed and approved the 2013 corporate risk assessment report as it pertains to the committee's mandate;
•
reviewed the adequacy of tax provisions;
•
received information on insurance recoveries from 2010 and 2011 claims;
•
reviewed the annual report on insurance coverages and reviewed and approved the insurance renewal strategy; and
•
reviewed the information security report.

Governance

In November 2013, the Audit, Finance & Risk Committee reviewed its terms of reference. No changes were adopted and the committee reviewed the qualifications of its members, and recommended to the Board members who it believes can be properly considered audit committee financial experts. The committee also reviewed its performance in 2013 and determined that it had fulfilled all of its responsibilities under its terms of reference.

The Audit, Finance & Risk Committee met eight times in 2013. It held in-camera meetings without management present at each of its regularly scheduled meetings with the senior member of the Internal Audit group as well as with the external auditors and then it met on its own in camera. The committee spent a considerable amount of time in the second half of 2013 addressing various accounting treatment matters raised by the external auditors, all of which were satisfactorily resolved. Other significant areas of focus in 2013 were the committee's work related to the effectiveness of our financial derivative hedging program and our ongoing Finance Renewal Program. From time to time the committee also met in camera with the Chief Financial Officer. Before each meeting, the chair of the committee met with the Chief Financial Officer to discuss the agenda items for the meeting and any significant issues. The chair also met

2014 Management information circular      33

with the senior partner of the external auditors assigned to Enbridge's audit before each meeting. You can find more information about the committee as required under NI 52-110 under Audit, Finance & Risk Committee in our annual information form for the year ended December 31, 2013. Copies are available on our website (www.enbridge.com) and on SEDAR (www.sedar.com). You can also request a copy from the Corporate Secretary.

Corporate Social Responsibility Committee

Chair:	James Blanchard
Members:	Maureen Kempston Darkes, George Petty and Dan Tutcher

Responsibilities

The Corporate Social Responsibility Committee is generally responsible for assessing our guidelines, policies, procedures and performance related to corporate social responsibility (CSR) and reviewing our reporting in this area.

With the creation of the Safety & Reliability Committee in 2013, certain matters previously overseen by the Corporate Social Responsibility Committee have been transferred to the stewardship of the new committee in order to ensure that proper attention continues to be given to both CSR and safety-related matters.

With this realignment of mandates, the Corporate Social Responsibility Committee is now responsible for reviewing, approving or recommending to the Board the risk guidelines, policies, procedures and practices relating to CSR matters which include:

•
human rights;
•
public awareness and consultation;
•
issues management;
•
environmental stewardship;
•
external communications;
•
government, stakeholder and Aboriginal & Native American relations; and
•
community investment.

The Corporate Social Responsibility Committee is also responsible for reviewing and approving both our CSR metrics & benchmarks, as well as our methods of communicating CSR and related policies. It monitors our performance and reporting on CSR matters and receives regular compliance reports from management. It may, depending on the nature of the matter, review the results of investigations into significant incidents to the extent they fall within its new mandate; otherwise, this function may be undertaken by another committee such as the Safety & Reliability Committee.

The Corporate Social Responsibility Committee has approved the use of the Global Reporting Initiative (GRI) reporting guidelines for monitoring and reporting our sustainability performance.

2013 highlights

The Corporate Social Responsibility Committee carried out the following activities as part of its 2013 work plan. As the respective responsibilities of the Corporate Social Responsibility Committee and the Safety & Reliability Committee were established over the course of 2013, there was some overlap of activities between these committees.

Assessing CSR guidelines, policies and procedures

•
received updates on CSR developments;
•
received management's reports on:
•
pipeline security, corporate security and information security;
•
emergency responder education program;
•
regulatory and compliance activities; and
•
enterprise safety and operational reliability;
•
reviewed the Corporate Risk Assessment as it relates to the committee's mandate;
•
approved the committee's revised terms of reference;

34      ENBRIDGE INC.

Reviewing our work with stakeholders

•
received management's update on the work of the Aboriginal and Stakeholder Relations group;
•
received management's quarterly updates on our work with governments, regulators and the communities in which we conduct business;
•
received updates on Northern Gateway including community consultation, Aboriginal engagement, the regulatory process, the conclusions of the Joint Review Panel and other matters;
•
received reports on community investments, including donations to charitable organizations;

Monitoring and reporting CSR performance

•
reviewed the 2013 environment, health & safety reports by the Gas Pipelines, Liquids Pipelines and Major Projects business units; and
•
received an update on our annual CSR report.

Awards and recognition

The Corporate Social Responsibility Committee supports our continuing commitment to CSR initiatives, which has resulted in Enbridge receiving significant positive recognition in recent years, including the following awards in 2013 and 2014:

•
January 22, 2013 – RobecoSAM and KPMG recognized Enbridge as a "Gold Class Sustainability Leader" (in the Pipeline sector) in their Sustainability Yearbook 2013. RobecoSAM and KPMG publish the yearbook to be used as a guide for investors on which companies are doing the most to address the risks and opportunities of sustainability.
•
January 23, 2013 – Corporate Knights included Enbridge Inc. on its 2013 Global 100 Most Sustainable Corporations in the World ranking.
•
February 15, 2013 – The editors of Alberta's Top Employers named Enbridge to the Alberta's Top Employers list for 2013.
•
March 21, 2013 – Forbes magazine listed Enbridge Energy Partners on its list of "America's 100 Most Trustworthy Companies" (large-cap category).
•
April 10, 2013 – Mediacorp Inc., publishers of Canada's Top 100 Employers, named Enbridge one of the Best Employers of Canadians over 40.
•
May 2013 – The Houston Business Journal ranked Enbridge 6th in its Healthiest Employer survey for 2013.The survey gauges the effectiveness of companies' wellness programs.
•
June 6, 2013 – For the 11th consecutive year, Corporate Knights included Enbridge Inc. on its Best 50 Corporate Citizens in Canada list. This year, 2013, Enbridge ranked number 23 on the list, and fourth in the energy sector (which includes Suncor, Talisman, Cenovus and TransCanada).
•
June 20, 2013 – Options Bytown presented Enbridge Gas Distribution with the Make Homelessness History Award, which recognizes outstanding contributions to the effort to improve the lives of homeless people in Ottawa.
•
June 20, 2013 – Ottawa Mayor Jim Watson recognized and thanked Enbridge for its longstanding support for Christie Lake Kids, to which, since 2003, Enbridge has contributed $945,190.
•
September 10, 2013 – Mediacorp Inc., publishers of Canada's Top 100 Employers, named Enbridge one of Canada's Top 100 Employers for 2014, setting the company up for possible wins in the Top Employers categories for Green, Diversity, Young People, Over 40 and Top Alberta Employer.
•
September 12, 2013 – The Dow Jones Sustainability Index named Enbridge to both its North America and World indices.
•
September 12, 2013 – The Carbon Disclosure Project (CDP) named Enbridge on its Global 500 List of the top 500 companies in the area of GHG disclosure and management. Enbridge ranked #16 among the 40 global companies included in the energy sector.
•
January 22, 2014 – Corporate Knights included Enbridge Inc. on its 2014 Global 100 Most Sustainable Corporations in the World ranking.

2014 Management information circular      35

Governance

In November 2013, the committee reviewed its terms of reference and determined that it had fulfilled all of its responsibilities under its terms of reference.

The Corporate Social Responsibility Committee met four times in 2013 and held in-camera meetings without management present at the end of each meeting.

Governance Committee

Chair:	Dan Tutcher
Members:	James Blanchard, Lorne Braithwaite and David Leslie

Responsibilities

The Governance Committee focuses on ensuring we have a comprehensive system of stewardship and accountability for directors, management and employees that is in the best interests of shareholders.

The Governance Committee is responsible for developing our approach to governance, including the division of duties between the Chair of the Board, directors, the President & Chief Executive Officer and management.

It is responsible for:

•
recommending matters about overall governance to the Board;
•
reviewing the terms of reference for the Board and the Board Committees;
•
setting corporate governance guidelines for the Board; and
•
reviewing management's compliance reports on corporate governance policies.

The Governance Committee works closely with the Corporate Secretary and other members of management to keep abreast of governance trends and implement board governance best practices.

Board composition, education and evaluation

The Governance Committee is responsible for:

•
developing a Board composition plan and recommending the nomination of directors to the Board and Board Committees;
•
establishing formal orientation and education programs for directors;
•
reviewing and reporting to the Board on risk management matters relating to corporate liability protection programs for directors and officers;
•
assessing the performance of the Board, Board Committees, the Chair of the Board and individual directors;
•
monitoring the quality of the relationship among Board members and Board Committees and with management and recommending any changes; and
•
ensuring the Board functions independently of management.

One of the Governance Committee's objectives is to nominate a balanced mix of members to the Board who have the necessary experience and expertise to make a meaningful contribution in carrying out duties on behalf of the Board. It sets guidelines for recruiting new talent with criteria for relevant expertise, senior management experience or other qualifications, recognizing our diversity goal of having more women and visible minorities on our Board.

The Governance Committee manages the annual performance review of the Board. See Board evaluation beginning on page 30 for more information.

Compensation

The Governance Committee is responsible for reviewing and setting directors' compensation. An increase in directors' compensation was approved effective July 1, 2013. In addition, compensation for the chair of the newly-created Safety & Reliability committee was set and an increase to the existing compensation for the chair of the Human Resources & Compensation Committee was approved effective October 1, 2013. See Director compensation – Compensation discussion and analysis beginning on page 41 for more information.

36      ENBRIDGE INC.

2013 highlights

The Governance Committee carried out the following activities as part of its 2013 work plan:

•
reviewed proxy voting recommendations and annual meeting voting results for the 2013 meeting;
•
approved our statement on corporate governance practices for this circular;
•
approved an updated Directors' compensation plan;
•
received reports on employee and Director compliance with the statement on business conduct;
•
reviewed the qualifications and independence of all members of the Board;
•
reviewed management's reports on our director and officer liability protection program and management information systems;
•
reviewed the Board composition plan and skills matrix for the current Board and analyzed the implications our strategic plan has on Board composition;
•
actively participated in a process to identify candidates for Board succession purposes;
•
reviewed the composition of the committees; and
•
conducted the Board evaluation process for 2013 and reviewed and reported to the Board on the results of the various assessments.

Governance

The Governance Committee reviewed its performance in 2013 and determined that its mandate was appropriate and that the committee had fulfilled all of its responsibilities under its terms of reference.

The Governance Committee met in person five times in 2013 and held in-camera meetings without management present at the end of four of those meetings. It also passed one unanimous written resolution.

Human Resources & Compensation Committee

Chair:	Cathy Williams
Members:	Lorne Braithwaite, Herb England, Charlie Fischer, Maureen Kempston Darkes and Chuck Shultz

The Human Resources & Compensation Committee assists the Board by providing oversight and direction on human resources strategy, policies and programs for the named executives (as defined on page 47 of this circular), senior management and our broader employee base. This includes compensation, pension and benefits as well as talent management, succession planning, workforce recruitment and retention. The Human Resources & Compensation Committee is also responsible for overseeing the company's compensation programs from a risk perspective to ensure they do not encourage individuals to take inappropriate or excessive risks that are reasonably likely to have a material adverse impact on the company.

Succession planning

The Human Resources & Compensation Committee reviews the succession plan for the position of Chief Executive Officer and other key senior officers, and long-range planning for executive development and succession to ensure leadership sustainability and continuity.

Every year the Human Resources & Compensation Committee conducts a thorough review of the current succession plan and the status of development and retention plans for candidates who have been identified for senior executive positions, including the position of Chief Executive Officer.

Throughout the year, the Human Resources & Compensation Committee met with the President & Chief Executive Officer to discuss his views on the executive leadership team and potential succession approaches. The Human Resources & Compensation Committee also met in camera, without Mr. Monaco, to discuss the candidates he had identified as his possible successors.

Given the potential retirement eligibility within the Executive Leadership Team, executive succession and candidate development and retention was a significant area of focus for the Human Resources & Compensation Committee and the Board in 2013. Succession plans were reviewed in detail for the Executive Leadership Team and in-depth discussions were held regarding candidates and their associated development plans. The Human Resources & Compensation Committee also reviewed the bench strength and succession depth several layers below the Executive

2014 Management information circular      37

Leadership Team to ensure there were no significant gaps. The Human Resources & Compensation Committee felt executive development and succession to be an area of high importance and requested formal updates of development plan progress be covered at each meeting, which was done throughout 2013.

2013 highlights

The Human Resources & Compensation Committee:

•
worked with the Chair of the Board to review the succession plan for the position of President & Chief Executive Officer and discussed candidates recommended by the President & Chief Executive Officer;
•
reviewed the succession plans for the other Executive Leadership Team members, including succession candidate development and retention plans and requested regular updates on development plan execution;
•
reviewed the company's leadership development and talent management strategy to ensure robust development of candidate pools at various levels in the organization for leadership capability and continuity;
•
reviewed both company and business unit performance, based on the approved short-term incentive performance metrics and corporate financial performance compared to our peers and the TSX60 and TSX Composite Index over several time periods, and used these assessments to determine 2013 short-term, medium-term and long-term incentive awards for our executives and employees;
•
evaluated the President & Chief Executive Officer's performance and recommended all aspects of his compensation for 2013 to the Board, including his base salary and short-term, medium-term and long-term incentive awards;
•
reviewed a competitive analysis and Mr. Monaco's performance assessments and compensation recommendations for the other executive officers, including recommendations for their base salaries and short-term, medium-term and long-term incentive awards for 2013;
•
approved the annual general salary increase recommendations;
•
reviewed the Human Resources & Compensation Committee Terms of Reference and approved an amendment to voluntarily incorporate a revision to the NYSE Listing Standards regarding additional independence requirements for Human Resources & Compensation Committee members and independence assessments of third party advisors;
•
reviewed and approved the Benefit and Regulatory Compliance Report as part of the pension governance process, including the funding status;
•
approved new funding policies for Olympic Pipeline and the Pension Plan for Employees of St. Lawrence Gas;
•
approved several administrative amendments to the Canadian and US pension plans to align with changes in regulatory wording;
•
reviewed and approved the design of a new incentive plan for energy marketers to better align with other incentive plans within the organization and enhance retentive value;
•
developed and approved an Incentive Compensation Clawback Policy that was implemented mid-year;
•
recommended officer appointments to the Board for ratification; and
•
considered compensation risk in the approval of all compensation programs, measures and targets.

The Human Resources & Compensation Committee also reviewed the strategies and programs designed to attract, develop and retain employees, recognizing our plans for significant growth and increasing levels of retirement eligibility.

Awards and recognition

Enbridge was recognized in 2013 as one of Canada's Top 100 Employers, a Top Employer for Canadians Over 40 and one of Alberta's Top Employers. Enbridge was also named one of Canada's Greenest Employers.

Governance

In November 2013, the Human Resources & Compensation Committee reviewed its mandate, as set out in the terms of reference, and its performance. The members of the committee are satisfied that the mandate is appropriate and that it met all of its responsibilities in 2013.

The Human Resources & Compensation Committee met five times in 2013, and held an in-camera meeting, without any members of management present, at the end of each meeting.

38      ENBRIDGE INC.

Safety & Reliability Committee

Chair:	Charlie Fischer
Members:	Chuck Shultz and Cathy Williams

Responsibilities

The Safety & Reliability Committee was established in 2013 as a new standing committee of the Board. Given our enterprise-wide focus on safe operations, and with the responsibilities of the Corporate Social Responsibility (CSR) Committee continuing to expand, it was determined by the Board that a new committee should be formed to focus specifically on the areas of safety and reliability, areas that were previously included within the mandate of the CSR Committee.

The Safety & Reliability Committee is responsible for reviewing, approving or recommending to the Board the risk guidelines, policies, procedures and practices relating to safety and reliability matters which include:

•
environment;
•
health & safety;
•
pipeline and facility integrity management;
•
security (physical, data and cyber);
•
emergency response preparedness; and
•
other operational risks.

The committee is responsible for the oversight of operational matters to ensure that the company meets the safety and reliability objectives established by the Board. The committee's responsibilities include:

•
establish our enterprise-wide safety culture and receive reports from management regarding safety culture development, related risk assessment and risk management guidelines applicable to safety and reliability matters and other operational risks;
•
review the policies followed by management in the conduct of operations directed at preventing injury and adverse environment impacts;
•
establish policies relating to safety and reliability compliance and incidents, including reporting requirements;
•
receive status and assessment reports from management regarding compliance and provide recommendations;
•
review and provide oversight of management's response to significant safety incidents;
•
review and make recommendations regarding management's methods of communicating policies relating to safety and reliability;
•
consider the results of operational compliance audits including operational risk management;
•
consider potential impacts of proposed legislation and other emerging issues relating to safety and reliability;
•
at least annually, receive from management a report on the insurable risks related to the areas within its mandate; and
•
determine, if necessary, further Director' and officers' duties and responsibilities relating to safety and reliability.

In addition, the committee may retain independent advisors, request other reports, meet with management or employees and furnish recommendations to the Board.

2013 highlights

The Safety & Reliability Committee was established in July 2013 and held two meetings in the latter half of 2013. At each meeting, the committee met in camera without management present.

The committee approved its initial terms of reference as recommended by management and received updates on enterprise safety and operational reliability matters. It received the operational risk and annual safety & environment report from the Gas Distribution business unit and received operational risk management updates from management including results of external verifications and safety perception surveys.

The committee received updates from management regarding incidents that occurred in 2013 on Line 37, at the Cushing terminal and in Romeoville, Michigan. Enterprise security, including cyber security, has been included within the committee's mandate and it received updates from management in respect of these areas, as well as in respect of regulatory and compliance matters.

2014 Management information circular      39

3.        Compensation

This next section discusses director and executive compensation at Enbridge, including our decision-making process, pay for performance, share ownership requirements and 2013 pay decisions.

Director compensation	41
Compensation discussion and analysis	41
Philosophy and approach	41
Share ownership	41
Compensation components	41
2013 results	43
Summary compensation table	43
Incentive plans awards	43
Share-based compensation	44
Change in equity ownership	45
Executive compensation	47
Compensation discussion and analysis	47
Named executive officers	47
Executive summary	47
Compensation philosophy	49
Compensation governance	51
Annual decision making process	55
Executive compensation design and 2013 decisions	59
Base salary	60
Short-term incentive	60
Medium- and long-term incentives	63
Retirement benefits	68
Other benefits	70
Compensation changes in 2014	71
Total direct compensation for named executives	71
Executive compensation and shareholder return	78
Summary compensation table	79
Incentive plan awards – outstanding option-based and share-based awards as of December 31, 2013	81
Common shares used for purposes of equity compensation	82
Termination of employment and change of control arrangements	85

40      ENBRIDGE INC.

DIRECTOR COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy and approach

The Board is responsible for developing and implementing the directors' compensation plan and has delegated the day-to-day responsibility for director compensation to the Governance Committee.

Our directors' compensation plan is designed with four key objectives in mind:

•
to attract and retain the most qualified individuals to serve as directors;
•
to compensate our directors to reflect the risks, responsibilities and time commitment they assume when serving on our Board and Board committees;
•
to offer directors compensation that is competitive with other public companies that are comparable to Enbridge and to deliver such compensation in a tax effective manner; and
•
to align the interests of directors with those of our shareholders.

While our executive compensation program is designed around pay for performance, director compensation is based on annual retainers. This is to meet the compensation objectives and to help ensure our directors are unbiased when making decisions and carrying out their duties while serving on our Board.

The Governance Committee uses a peer group of companies to set the annual retainers for our Board and targets director compensation at about the 50th percentile (a decrease from the 75th percentile targeted prior to 2013). It uses the same peer group to determine executive compensation. See page 55 for more information about our peer group and how we benchmark executive compensation.

The Governance Committee reviews the compensation plan every year and works with external consultants as needed. As part of this review, the committee considers the time commitment and experience required of members of our Board and the director compensation paid by a group of comparable public companies when it sets the compensation. The committee also reviews the compensation plan to make sure the overall program is still appropriate and reports its findings to the Board.

Share ownership

We expect directors to own Enbridge shares so they have an ongoing stake in the company and are aligned with the interests of shareholders. The share ownership guideline changed from two times to three times the annual Board retainer effective January 1, 2013. The annual Board retainer increased from $210,000 to $235,000 effective July 1, 2013. Directors must now hold at least three times their annual Board retainer, or $705,000, in DSUs or Enbridge shares and meet that requirement within five years of becoming a director on our Board. DSUs are paid out when a director retires from the Board. They are redeemed for cash, based on the weighted average of the closing price of common shares on the TSX for the last five trading days before the redemption date, multiplied by the number of DSUs the director holds. Directors may not engage in equity monetization transactions or hedges involving securities of Enbridge (see Hedging policy on page 54 of this circular).

About DSUs

A deferred share unit (DSU) is a notional share that has the same value as one Enbridge common share. Its value fluctuates with variations in the market price of Enbridge shares.

DSUs do not have voting rights but they accrue dividends as additional DSUs, at the same rate as dividends paid on our common shares.

If a decrease in the market value of our common shares results in a director no longer meeting the share ownership requirements, we expect him or her to buy additional common shares in order to satisfy the minimum threshold.

Compensation components

Our Directors' compensation plan has four components:

•
an annual retainer;
•
an annual fee if he or she serves as the non-executive Chair of the Board or chair of a Board committee;
•
a travel fee for attending Board and Board committee meetings; and
•
reimbursement for reasonable travel and other out-of-pocket expenses relating to his or her duties as a director.

2014 Management information circular      41

We do not have meeting attendance fees.

This plan has been in effect since 2004 and was revised in January 2010 when the Board approved an increase in the annual retainer and again in 2013. The Chair's retainer was increased by $20,000 effective January 1, 2012 and the annual retainer was increased by $25,000 effective July 1, 2013. The table below shows the fee schedule for directors in 2013. Directors are paid quarterly. If their principal residence is in the US, they receive the same face amounts in US dollars. Mr. Monaco does not receive any director compensation because he is our President & Chief Executive Officer and is compensated in that role.

Directors who also serve as a director or trustee of one of our subsidiaries or affiliates also receive an annual retainer and meeting and travel fees for attending those meetings.

Directors can receive their retainer in a combination of cash, Enbridge shares and DSUs, but they must receive a minimum amount in DSUs, as shown in the table below. Travel fees are always paid in cash.

	Annual amount ($)	Cash	Enbridge shares	DSUs	Cash	Enbridge shares	DSUs

Compensation component		before minimum share ownership			after minimum share ownership

Board retainer[1]	235,000

Additional retainers
Chair of the Board retainer	260,000
Board committee chair retainer		Up to 50%	Up to 50%	50% to 100%	Up to 75%	Up to 75%	25% to 100%
– Audit, Finance & Risk	25,000
– Human Resources & Compensation[2]	20,000
– Safety & Reliability	15,000
– Corporate Social Responsibility	10,000
– Governance	10,000

Travel fee	1,500	100%	–	–	100%	–	–

1
In 2013, the Board retainer was $210,000 from January 1 to June 30, 2013 and it increased by $25,000 to $235,000 effective July 1, 2013.
2
The retainer for the chair of the Human Resources & Compensation Committee was increased from $15,000 to $20,000 effective October 1, 2013.

Once they reach the minimum share ownership level, directors can choose to receive between one quarter and all of their retainer in DSUs, with the balance in cash, Enbridge shares or a combination of both, according to a percentage mix they choose. They must take at least 25% of the retainer in DSUs. Directors are allocated the Enbridge shares based on the weighted average of the closing price of the Enbridge shares on the TSX for the five trading days immediately preceding the date that is two weeks prior to the date of payment.

The table below shows the breakdown of each director's annual retainer for the year ended December 31, 2013.

Director	Cash (%)	Enbridge shares (%)	DSUs (%)

David A. Arledge	75	–	25
James J. Blanchard	50	25	25
J. Lorne Braithwaite	50	25	25
J. Herb England	50	–	50

Charles W. Fischer	50	–	50
V. Maureen Kempston Darkes	25	50	25
David A. Leslie	50	–	50
Al Monaco[1]	–	–	–

George K. Petty	–	–	100
Charles E. Shultz	25	50	25
Dan C. Tutcher	–	–	100
Catherine L. Williams	–	50	50

1
Mr. Monaco does not receive any compensation as a director of Enbridge because he is our President & Chief Executive Officer.

42      ENBRIDGE INC.

2013 RESULTS

Summary compensation table

The table below shows the total compensation paid to or accrued by our directors for the year ended December 31, 2013. All Enbridge shares and DSUs vested at the time of the grant.

		Share-based awards[2]				All other compensation

	Fees earned[1]	Enbridge shares[3,4]		DSUs[4]		Subsidiary fees[5]	Travel fees	Dividends on DSUs[6]		Total
Director	(cash) ($)	(#)	($)	(#)	($)	($)	($)	(#)	($)	($)

David A. Arledge[7]	361,875	–	–	2,844	120,625	–	9,000	30	1,232	492,732
James J. Blanchard[7]	111,370	1,428	60,545	1,431	60,625	–	9,000	15	609	242,149

J. Lorne Braithwaite	111,340	1,263	55,535	1,265	55,625	23,000	10,500	13	569	256,569
J. Herb England[7]	111,250	–	–	2,626	111,250	202,205	14,967	27	1,113	440,785

Charles W. Fischer	113,125	–	–	2,573	113,125	72,500	3,000	26	1,137	302,887
V. Maureen Kempston Darkes	55,719	2,528	111,156	1,265	55,625	–	9,000	13	569	232,069

David A. Leslie	123,750	–	–	2,814	123,750	26,000	10,500	29	1,270	285,270
Al Monaco[8]	–	–	–	–	–	–	–	–	–	–

George K. Petty[7]	–	–	–	5,252	222,500	–	7,500	54	2,227	232,227
Charles E. Shultz	55,719	2,528	111,156	1,265	55,625	7,000	7,500	13	569	237,569

Dan C. Tutcher[7]	–	–	–	5,488	232,500	–	6,000	56	2,331	240,831
Catherine L. Williams	82	2,713	119,293	2,714	119,375	7,000	1,500	28	1,217	248,467

1
The cash portion of the retainers paid to the directors.
2
The portion of the retainer received as DSUs and Enbridge shares.
3
Directors may also receive additional Enbridge shares as part of our Dividend Reinvestment and Share Purchase Plan, which is available to all shareholders.
4
We pay directors quarterly. The value of the Enbridge shares and DSUs is based on the weighted average of the closing price of Enbridge shares on the TSX for the five trading days immediately preceding the grant date each quarter. The weighted average Enbridge share prices were $45.87, $44.06, $42.76 and $43.51 for the first, second, third and fourth quarters of 2013.
5
Includes the annual retainers paid to each of Ms. Williams and Messrs. Braithwaite, England, Fischer, Leslie and Shultz as a director or trustee of an Enbridge subsidiary or affiliate, and fees for attending those meetings.
6
Includes dividend equivalents granted in 2013 on DSUs granted in 2013 based on the 2013 quarterly dividend rate of $0.315. Dividend equivalents vest at the time of grant.
7
These directors are paid the same face amounts in US$ because their principal residence is in the US.
8
Mr. Monaco does not receive any compensation as a director of Enbridge because he is our President & Chief Executive Officer.

Incentive plans awards

We have not granted stock options (stock options or options) to directors since 2002. None of our non-employee directors hold any share-based awards that have not vested.

2014 Management information circular      43

Share-based compensation

The table below shows the breakdown in share-based compensation each director received each quarter in 2013.

	Q1			Q2			Q3			Q4

Director	Enbridge Shares[1]	DSUs[1]	Dividends on 2013 DSUs[1]	Enbridge Shares[1]	DSUs[1]	Dividends on 2013 DSUs[1]	Enbridge Shares[1]	DSUs[1]	Dividends on 2013 DSUs[1]	Enbridge Shares[1]	DSUs[1]	Dividends on 2013 DSUs[1]

David A. Arledge[2]	–	$30,177 (658 units)	–	–	$29,968 (680 units)	$207 (5 units)	–	$31,992 (748 units)	$423 (10 units)	–	$32,989 (758 units)	$662 (15 units)

James J. Blanchard[2]	$14,724 (321 Enbridge shares)	$14,767 (322 units)	–	$14,628 (332 Enbridge shares)	$14,665 (333 units)	$101 (2 units)	$16,463 (385 Enbridge shares)	$16,481 (385 units)	$207 (5 units)	$16,969 (390 Enbridge shares)	$16,994 (391 units)	$330 (8 units)

J. Lorne Braithwaite	$13,119 (286 Enbridge shares)	$13,125 (286 units)	–	$13,086 (297 Enbridge shares)	$13,125 (298 units)	$90 (2 units)	$14,667 (343 Enbridge shares)	$14,688 (343 units)	$185 (4 units)	$14,663 (337 Enbridge shares)	$14,688 (338 units)	$294 (7 units)

J. Herb England[2]	–	$26,967 (588 units)	–	–	$26,780 (608 units)	$185 (4 units)	–	$30,377 (710 units)	$378 (9 units)	–	$31,323 (719 units)	$605 (14 units)

Charles W. Fischer	–	$26,250 (572 units)	–	–	$26,250 (596 units)	$180 (4 units)	–	$29,375 (687 units)	$369 (9 units)	–	$31,250 (718 units)	$588 (13 units)

V. Maureen Kempston Darkes	$26,238 (572 Enbridge shares)	$13,125 (286 units)	–	$26,216 (595 Enbridge shares)	$13,125 (298 units)	$90 (2 units)	$29,333 (686 Enbridge shares)	$14,688 (343 units)	$185 (4 units)	$29,369 (675 Enbridge shares)	$14,688 (338 units)	$294 (7 units)

David A. Leslie	–	$29,375 (640 units)	–	–	$29,375 (667 units)	$202 (4 units)	–	$32,500 (760 units)	$413 (10 units)	–	$32,500 (747 units)	$656 (15 units)

Al Monaco[3]	–	–	–	–	–	–	–	–	–	–	–	–

George K. Petty[2]	–	$53,933 (1,176 units)	–	–	$53,561 (1,215 units)	$370 (8 units)	–	$60,753 (1,421 units)	$756 (18 units)	–	$62,645 (1,440 units)	$1,209 (28 units)

Charles E. Shultz	$26,238 (572 Enbridge shares)	$13,125 (286 units)	–	$26,216 (595 Enbridge shares)	$13,125 (298 units)	$90 (2 units)	$29,333 (686 Enbridge shares)	$14,688 (343 units)	$185 (4 units)	$29,369 (675 Enbridge shares)	$14,688 (338 units)	$294 (7 units)

Dan C. Tutcher[2]	–	$56,502 (1,232 units)	–	–	$56,111 (1,274 units)	$388 (8 units)	–	$63,339 (1,481 units)	$792 (19 units)	–	$65,311 (1,501 units)	$1,264 (29 units)

Catherine L. Williams	$28,118 (613 Enbridge shares)	$28,125 (613 units)	–	$28,110 (638 Enbridge shares)	$28,125 (638 units)	$193 (4 units)	$31,215 (730 Enbridge shares)	$31,250 (730 units)	$395 (9 units)	$31,849 (732 Enbridge shares)	$31,875 (733 units)	$629 (15 units)

1
Directors are paid in Enbridge shares and DSUs quarterly. Their value is based on the weighted average of the closing price of the Enbridge shares on the TSX for the five trading days immediately preceding the grant date each quarter. DSUs dividends paid in 2013 on DSUs granted in 2013 are valued as of March 1, June 1, September 1 and December 1, 2013. The table below shows the grant dates, dividend dates and the weighted average Enbridge share price for each quarter in 2013.

Quarter	DSU grant date	Dividend date	Weighted average Enbridge share price for dividend grant	Weighted average Enbridge share price for DSU grant

Q1	March 14, 2013	March 1, 2013	$44.30	$45.87
Q2	June 12, 2013	June 3, 2013	$45.08	$44.06
Q3	September 13, 2013	September 3, 2013	$41.94	$42.76
Q4	December 6, 2013	December 2, 2013	$43.47	$43.51

2
These directors are paid in US$. The amounts they received have been converted to CA$ based on the Bank of Canada noon rate:
March 14, 2013: US$1 = CA$1.0273
June 12, 2013: US$1 = CA$1.0202
September 13, 2013: US$1 = CA$1.0341
December 6, 2013: US$1 = CA$1.0663
3
Mr. Monaco does not receive any compensation as a director of Enbridge because he is our President & Chief Executive Officer.

44      ENBRIDGE INC.

Change in equity ownership

The table below shows the change in each director's equity ownership from March 5, 2013 to March 4, 2014 and his or her status in meeting the share ownership requirements.

Director	Enbridge shares (#)	Enbridge stock options (#)	DSUs (#)	Total Enbridge shares and DSUs (#)	Market (at-risk) value of equity holdings ($)[1]	Minimum share ownership required2,[3] ($)	Current holdings as a multiple of the Board retainer

David A. Arledge
2014	32,600	–	47,696	80,296	3,934,504	705,000	16.74
2013	32,600	–	43,511	76,111	3,492,734	630,000	16.63
Change	0	–	4,185	4,185	441,770

James J. Blanchard
2014	12,533	–	98,822	111,355	5,456,395	705,000	23.22
2013	10,977	–	94,563	105,540	4,843,231	630,000	23.06
Change	1,556	–	4,259	5,815	613,164

J. Lorne Braithwaite
2014	87,353	–	38,701	126,054	6,176,646	705,000	26.28
2013	86,090	–	36,336	122,426	5,618,129	630,000	26.75
Change	1,263	–	2,365	3,628	558,517

J. Herb England
2014	2,120	–	47,262	49,382	2,419,718	705,000	10.30
2013	2,120	–	43,305	45,425	2,084,553	630,000	9.93
Change	0	–	3,957	3,957	335,165

Charles W. Fischer
2014	8,000	–	15,924	23,924	1,172,276	705,000	4.99
2013	8,000	–	12,922	20,922	960,111	630,000	4.57
Change	0	–	3,002	3,002	212,165

V. Maureen Kempston Darkes
2014	15,359	–	11,257	26,616	1,304,184	705,000	5.55
2013	12,705	–	9,682	22,387	1,027,339	630,000	4.89
Change	2,654	–	1,575	4,229	276,845

David A. Leslie
2014	10,747	–	49,942	60,689	2,973,761	705,000	12.65
2013	10,456	–	45,722	56,178	2,578,008	630,000	12.28
Change	291	–	4,220	4,511	395,753

Al Monaco[3]
2014	159,616	2,403,900	–	159,616	7,821,184	–	–
2013	118,596	2,458,700	–	118,596	5,442,370	–	–
Change	41,020	(54,800)	–	41,020	2,378,814

George K. Petty
2014	1,894	–	57,054	58,948	2,888,452	705,000	12.29
2013	1,894	–	50,220	52,114	2,391,511	630,000	11.39
Change	0	–	6,834	6,834	496,941

Charles E. Shultz
2014	34,813	–	39,852	74,665	3,658,585	705,000	15.57
2013	31,657	–	37,454	69,111	3,171,504	630,000	15.10
Change	3,156	–	2,398	5,554	487,081

2014 Management information circular      45

Director	Enbridge shares (#)	Enbridge stock options (#)	DSUs (#)	Total Enbridge shares and DSUs (#)	Market (at-risk) value of equity holdings ($)[1]	Minimum share ownership required2,[3] ($)	Current holdings as a multiple of the Board retainer

Dan C. Tutcher
2014	645,069	–	56,827	701,896	34,392,904	705,000	146.35
2013	630,711	–	49,766	680,477	31,227,090	630,000	148.70
Change	14,358	–	7,061	21,419	3,165,814

Catherine L. Williams
2014	32,256	–	25,484	57,740	2,829,260	705,000	12.04
2013	28,841	–	22,066	50,907	2,336,122	630,000	11.12
Change	3,415	–	3,418	6,833	493,138

Total
2014	1,042,360	2,403,900	488,821	1,531,181	75,027,869
2013	974,647	2,458,700	445,547	1,420,194	65,172,703
Change	67,713	(54,800)	43,274	110,987	9,855,166

1
Based on the total market value of Enbridge shares and/or DSUs owned by the director, based on the closing price of $45.89 on the TSX on March 5, 2013 and $49.00 on March 4, 2014. These amounts have been rounded to the nearest dollar. Excludes stock options.
2
Each Director met the share ownership guideline by or before the applicable deadline and now exceeds that share ownership guideline. The ownership guideline changed from two times to three times the Board retainer effective January 1, 2013. The Board retainer changed from $210,000 to $235,000 effective July 1, 2013.
3
Mr. Monaco does not receive any compensation as a director of Enbridge. He is only compensated for his role as President & Chief Executive Officer. He is required to hold at least five times his base salary in Enbridge shares. Please see page 54 of this circular for information on his Enbridge share ownership as a multiple of his base salary.

46      ENBRIDGE INC.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Named executive officers

For 2013, the Enbridge named executives are the following individuals:

•
Al Monaco, President & Chief Executive Officer;
•
J. Richard Bird, Executive Vice President, Chief Financial Officer & Corporate Development;
•
Stephen J. Wuori, President, Liquids Pipelines & Major Projects;
•
David T. Robottom, Executive Vice President & Chief Legal Officer; and
•
Janet A. Holder, Executive Vice President, Western Access.

There were no substantive changes to the roles and responsibilities of the named executives in 2013. Effective March 1, 2014, Mr. Wuori was appointed Strategic Advisor, Office of the President & CEO and ceased to be President, Liquids Pipelines & Major Projects. Mr. Wuori was succeeded by Mr. Guy Jarvis, who assumed the role of President, Liquids Pipelines effective March 1, 2014.

Executive summary

Company philosophy

Enbridge's vision is to be the leading energy delivery company in North America. Central to achieving that vision is maintaining our social license to operate with a relentless focus on maintaining our safety, system reliability and environmental performance.

We strive to create exceptional shareholder value through strong corporate performance and investing our capital in ways that minimize risk and maximize return, while always supporting our core business of delivering energy safely and reliably.

Compensation philosophy

Performance is foundational to our executive compensation programs. Our short-, medium- and long-term incentive plans use operational and financial performance conditions to motivate management to safely and efficiently operate our business with a focus on the longer term, while providing the superior returns that shareholders expect.

The majority of executive compensation is considered "at risk" because its value is based on specific performance criteria and payout is not guaranteed.

Commitment to governance

Enbridge is committed to upholding the highest standards of corporate governance. We believe good governance is important for our shareholders, our employees and our company. We have a comprehensive system of stewardship and accountability that follows best practices and meets the requirements of all laws, regulations and policies that apply.

We regularly review our compensation practices and policies from a risk perspective to ensure they do not encourage inappropriate or excessive risk taking that is reasonably likely to have a material adverse effect on the company.

The Human Resources & Compensation Committee (HRC Committee) reviews the performance, business environment and peer group comparisons in formulating its pay recommendations of the President & Chief Executive Officer, and in approving the President & Chief Executive Officer's recommendations for the remaining named executives.

In making decisions on performance-based compensation in 2013, the HRC Committee considered the financial growth the company achieved and the notable operational successes across the business units. In addition, the HRC Committee considered Enbridge's performance in relation to our competitors on other key performance indicators such as dividend per share growth, reward to risk ratio and total shareholder return.

2014 Management information circular      47

Performance highlights for 2013

The following summarizes some of our key accomplishments in 2013:

•
made progress towards our goal of achieving industry leadership in safety and operational reliability performance through our Operational Risk Management Plan, including:
•
investing $2.4 billion in safety and operational reliability this year;
•
defining our Path to Zero incidents, injuries and occupational illness by enacting six Health & Safety Principles enterprise-wide; and
•
publishing our first Operational Reliability Review.
•
delivered solid financial performance during a key executional phase in Enbridge's growth plan, including:
•
adjusted earnings per share (EPS) rising 11% to $1.78; and
•
a quarterly dividend increase of 11% effective March 1, 2014.
•
continued to advance our $36 billion growth capital investment program through:
•
the addition of $6 billion of investments in new projects, for a total of $29 billion in commercially secured growth projects at the end of 2013; and
•
raising a total of $6 billion in capital.
•
experienced key accomplishments and developments in project execution, including:
•
successfully placing $5 billion of growth projects into service – nearly all on or ahead of schedule; and
•
recommendation by the Federal Joint Review Panel (JRP) that the Government of Canada approve the Northern Gateway project, subject to 209 required conditions.
•
the creation of Midcoast Energy Partners through an initial public offering, generating $355 million;
•
invested time, dollars and resources to support the safety and vibrancy of the communities where we live and work; and
•
received recognition for corporate social responsibility and sustainability practices, including being named one of the Global 100 Most Sustainable Large Corporations in the World and a Top 100 Employer.

Key compensation decisions in 2013

The Board and the HRC Committee are responsible for overseeing the compensation principles and programs at Enbridge and approving compensation programs and payouts, with assistance from independent outside advisers.

In 2013, taking into account company performance during the year, the HRC Committee made the following key compensation decisions for the named executives:

•
increased base salaries 4%-7% to align positioning relative to the competitive market;
•
approved short-term incentive awards of $3,104,860, including applying discretion as follows:
•
applied negative adjustments to the awards of the President & Chief Executive Officer and two of the other named executives due to an out-of-period adjustment in Enbridge's gas distribution business segment; and
•
approved a net adjustment to the adjusted EPS for the 2013 short-term incentive plan.
•
granted medium-term incentive awards of $3,105,906;
•
granted long-term incentive awards of $3,226,674; and
•
implemented a new Incentive Compensation Clawback Policy applicable to all vice presidents and above.

48      ENBRIDGE INC.

Compensation philosophy

Approach to executive compensation

Our approach to executive compensation is set by the HRC Committee and approved by the Board. Our programs are designed to accomplish three objectives:

•
attract and retain a highly effective executive team;
•
align executives' actions with our business strategy and the interests of our shareholders; and
•
reward executives for short-, medium- and long-term performance.

Enbridge does:	Enbridge does not:

Utilize a pay for performance philosophy whereby the majority of compensation provided to our executives is "at risk" and dependent on pre-defined performance variables that reflect operational and financial priorities defined in our Strategic Plan	Pay out incentive programs when unwarranted by performance

Have a compensation structure that reflects a blend of short-, medium- and long-term incentive awards, that is linked to the company's business plans for the respective timeframes in order to directly tie results to rewards	Permit hedging of company securities

Incorporate risk management principles into all decision making processes and ensure compensation programs do not encourage inappropriate or excessive risk taking by executives	Implement single trigger voluntary termination rights in favour of an executive in new employment agreements[1]

Regularly review our executive compensation programs through third party consultants to ensure they continue to support shareholder interests and regulatory compliance, and are aligned with sound principles of risk management and governance	Re-price underwater stock options

Use both proactive/preventative and incident-based safety and operational metrics that are directly linked to the short-term incentive of every employee to reinforce the absolute criticality of safety, system reliability, and environmental performance	Allow stock option grants below 100% fair market value

Have meaningful stock ownership requirements that align the interests of our executive officers with those of our shareholders	Grant, renew or extend any loans to our directors or senior officers of the company

Benchmark our executive compensation programs against a group of similar companies in Canada and the US to ensure that we are rewarding our executives at a competitive level	Count performance stock units or unexercised stock options towards stock ownership requirements

Have an Incentive Compensation Clawback Policy[2]	Provide stock options to directors who are not full-time employees

1
Policy change occurred in 2007.
2
Policy created in 2013.

Enbridge's vision is to be the leading energy delivery company in North America. While we may be viewed as having achieved elements of this vision, enhancing and sustaining this position remains a continuing long-term pursuit.

Maintaining our social license to operate is fundamental to the success of our business. For Enbridge, this means a relentless focus on safety, system reliability, and environmental performance to ensure that the needs of all our stakeholders are met, and that we continue to be good citizens within the communities where we live and work.	We maintain a relentless focus on safety, system reliability and environmental performance.

Our executive compensation programs are designed to motivate management to deliver exceptional value to shareholders through strong corporate performance and investing our capital in ways that minimize risk and maximize return, while always supporting our core business goal of delivering energy safely and reliably. Consistently applied, such stewardship should continue to generate attractive risk adjusted returns and, in turn, provide for consistent and growing dividends and related capital appreciation. Management is committed to shareholders to deliver steady, visible and predictable results, and to operate our assets in an ethical and responsible manner.

Pay for performance

Performance is the cornerstone of Enbridge's executive compensation program. The program is designed to motivate management to generate superior returns through a prudent business model that is focused on the long-term. The Enbridge Board reviews Enbridge's business plans over the short-, medium- and long-term and the HRC Committee links the compensation plans to these timeframes. The performance of Enbridge's peer group is also considered.

2014 Management information circular      49

Together, this ensures that management is focused on delivering value to Enbridge shareholders not only in the short-term, but also continued performance in the long-term.

Relevant corporate and business unit performance measures are established for the short-term compensation plan that focus on the critical safety, system reliability, environmental and financial aspects of the business. The performance measures for the medium- and long-term plans focus on overall corporate performance aligned with shareholder expectations for earnings growth and total shareholder return.

When assessing performance, the HRC Committee considers both the objective pre-defined performance metrics as well as qualitative factors not captured in the formal metrics. For example, a decision to complete a certain acquisition may have longer-term strategic benefits to the company but may not be reflected in the short-term performance metrics. Also playing a role are a number of market-based and earnings-based key performance indicators that compare Enbridge's results to a peer group and to the broader market over a one to ten year time horizon. Therefore, the assessment of overall performance is based on a combination of the pre-defined performance metrics, the key performance indicators, as well as the qualitative aspects of management's responsibilities.

Because performance is foundational to our executive compensation program, our short-, medium- and long-term incentive plans use operational and financial performance conditions to determine award levels.

Awards under our medium- and long-term incentive plans are generally targeted at the median of our peer group with the opportunity to realize a greater or lesser value depending on how Enbridge performs in the future. In addition to time-vesting provisions, the performance stock units have adjusted EPS and price-to-earnings (P/E) performance conditions and the performance stock options have three share price hurdles that must be met within a specified time period for the options to vest. Incentive stock options round out the long-term incentive plans and are an additional way to increase executives' equity stake in the company and align executives' interests with those of shareholders.

At risk compensation

The chart below shows the compensation mix based on target values for the President & Chief Executive Officer and the average for the other named executives. The short-, medium- and long-term incentives are considered to be at risk because their value is based on specific performance criteria and payout is not guaranteed. For details on targets for the incentive programs, see pages 60 and 64.	The majority of compensation for our President & Chief Executive Officer and named executives is considered "at risk".

Operational performance and safety

Operational performance is central to assessing our overall performance as an organization. At Enbridge, operational performance covers personal, public and process safety, system reliability and environmental performance.

At Enbridge, delivering on our commitment to operational performance and safety means:

•
striving for industry leadership in safety (process, public and personal);
•
ensuring the reliability and integrity of our pipelines and facilities; and
•
protecting the environment.

50      ENBRIDGE INC.

To reinforce this, the short-term incentive awards for all employees at Enbridge (including all our named executives) are directly linked to operational performance, whether they are in a corporate or business unit role.

Compensation governance

Our compensation governance structure consists of the Board and the HRC Committee, with Mercer (Canada) Limited (Mercer), providing independent advisory support. The governance structure is reviewed regularly against best practices and regulatory guidance.

The Board is responsible for the oversight of the compensation principles and programs at Enbridge. The Board approves major compensation programs and payouts, including the compensation for the President & Chief Executive Officer. The HRC Committee approves the overall compensation for the other named executives.

The HRC Committee assists the Board in carrying out its responsibilities with respect to compensation matters by:

•
providing oversight and direction on human resources strategy, policies and programs for the named executives, senior management and our broader employee base, including compensation, pension and benefits as well as talent management, succession planning, workforce recruitment and retention;
•
ensuring the design of compensation programs and payouts align with sound risk management principles and practices and ensuring our management programs effectively address succession planning and employee retention;
•
reviewing and approving key financial, risk, strategic and operational objectives relevant to the compensation of the President & Chief Executive Officer and annually recommending the President & Chief Executive Officer's compensation to the Board, following an evaluation of the President & Chief Executive Officer's performance against these objectives;
•
approving the compensation of the named executives, following a review of their performance assessments and compensation recommendations provided by the President & Chief Executive Officer; and
•
reviewing the succession plan for the President & Chief Executive Officer and other key senior officers and long-range planning for executive development and succession to ensure leadership sustainability and continuity.

All members of the HRC Committee are independent under the independence standards discussed on page 28 of this circular. All members of the HRC Committee are knowledgeable and experienced individuals who have the necessary background in executive compensation to fulfill the HRC Committee's obligations to the Board and to our shareholders. All members of the HRC Committee have significant experience as senior leaders of large organizations and have been long-standing members of Enbridge's HRC Committee or members of the compensation committees of other large organizations. Their experience and skill levels are broad-based and include expertise in areas such as governance, human resource management, finance, mergers and acquisitions, and business management. A variety of industry experience is represented with significant knowledge of the energy and oil and gas sectors. The chair of the HRC Committee is an audit committee financial expert as that term is defined by the US Securities Exchange Act of 1934 and also sits on our Audit, Finance & Risk Committee, along with three other members of the HRC Committee.	All members of the HRC Committee are independent.

The members of our HRC Committee are Catherine L. Williams (chair), J. Lorne Braithwaite, J. Herb England, Charles W. Fischer, V. Maureen Kempston Darkes and Charles E. Shultz. For information on their Board committee participation, please refer to page 16 of this circular.

Independent advice

The Enbridge Board of Directors has voluntarily chosen to comply with the revised listing standards of the New York Stock Exchange that were approved by the U.S. Securities and Exchange Commission in January, 2013 regarding compensation committees, including standards as to compensation advisors and compensation committee independence. As such, the HRC Committee is directly responsible for the appointment, compensation and oversight of the work of any compensation consultants, outside legal counsel or other advisors (each, an "Advisor") it retains. The HRC Committee may select or receive advice from an Advisor only after taking into consideration all factors relevant to the Advisor's independence from management including:

•
the provision of other services to Enbridge by the Advisor;

2014 Management information circular      51

•
the amount of fees received from Enbridge by the Advisor as a percentage of the Advisor's total revenue;
•
the policies and procedures of the Advisor that are designed to prevent conflicts of interest;
•
any common shares owned by the Advisor; and
•
any business or personal relationship of the Advisor with a member of the HRC Committee or with an executive officer at Enbridge.

Although the HRC Committee is required to consider these factors, it is free to select or receive advice from an Advisor that is not independent.

Since 2002, Mercer, an independent Advisor, has provided guidance to the HRC Committee on compensation matters to ensure our programs are appropriate, market-competitive and continue to meet our intended goals. Advisory services include:

•
reviewing the competitiveness and appropriateness of our executive compensation programs;
•
benchmarking the annual total direct compensation for the President & Chief Executive Officer and his Executive Leadership Team;
•
providing counsel on governance of executive compensation; and
•
providing advice on the HRC Committee's mandate and related Board committee processes.

While the HRC Committee takes the information and recommendations Mercer provides into consideration, it has full responsibility for its own decisions, which may reflect other factors and considerations.

The HRC Committee chair reviews and approves our terms of engagement with Mercer every year. The terms specify the work to be done in the year, Mercer's responsibilities and its fees. Any other projects must be pre-approved by the HRC Committee chair. Management can also retain Mercer on compensation matters from time to time or for prescribed compensation services. The chair of the HRC Committee must approve all services over $10,000.

In 2013 Enbridge initiated a comprehensive request for proposal for pension and benefits consulting services. An extensive review process was used in the assessment of the candidates that included the following criteria:

•
knowledge and experience within the candidates' organization, and depth and breadth of proposed team members assigned to the account;
•
pricing and service level commitment; and
•
innovation and thought leadership.

A cross-functional selection committee assessed each candidate against the pre-determined criteria. Mercer was selected as the most qualified candidate and will continue to provide ongoing services to Enbridge in the following areas:

•
competitive review of our various pension and benefit programs;
•
actuarial valuations of our defined benefit pension plans; and
•
renewal and pricing of our benefit plans.

Management and the HRC Committee engaged Mercer in 2013 to provide analysis and advice on various compensation matters. The following table provides a breakdown of services provided and fees paid to Mercer and all of its affiliates by Enbridge and all of its affiliates in 2013 and 2012:

Nature of work	Approximate fees 2013 ($)	Approximate fees 2012 ($)

Executive Compensation-Related Fees[1]	285,046	348,166

All Other Fees[2]	3,787,137	3,784,927

Total	4,072,183	4,133,093

1
Includes all fees related to executive compensation associated with the President & Chief Executive Officer and his Executive Leadership Team.
2
Includes fees paid for other matters that apply to the organization as a whole, such as pension actuarial valuations, renewal and pricing of benefit plans, and evaluating geographic market differences and regulatory proceedings support. Also includes non-compensation risk brokerage service fees ($1,902,577 in 2013 and $1,367,752 in 2012) paid to Marsh Inc., a Mercer affiliate, for services provided to our operating affiliates.

Compensation services requested by Enbridge are not sole sourced from one provider; each situation and need is assessed independently, and other providers are used depending on the nature of the service required, and qualifications of the provider.

52      ENBRIDGE INC.

Risk management

The HRC Committee oversees Enbridge's compensation programs from the perspective of whether they encourage individuals to take inappropriate or excessive risks that are reasonably likely to have a material adverse impact on Enbridge.

The company uses the following compensation practices to mitigate risk:

•
a pay for performance philosophy that is embedded into our compensation design;
•
a mix of pay programs, a rigorous approach to goal setting and a process of establishing targets with multiple levels of performance all assist in mitigating excessive risk-taking that could harm our value or reward poor judgment of executives;
•
compensation programs which include a combination of short-, medium- and long-term elements that ensure executives are incented to consider both the immediate and long-term implications of their decisions;
•
program provisions where executives are compensated for their short-term performance using a combination of safety, system reliability, environmental, financial and customer and employee metrics that ensure a balanced perspective and are a mix of both leading (proactive/preventative) and lagging (incident based) indicators;
•
performance thresholds that include both minimum and maximum payouts;
•
stock award programs that vest over multiple years and are aligned to overall corporate performance that drives superior value to shareholders;
•
share ownership guidelines that ensure executives have a meaningful equity stake in the company and align their interests with those of shareholders; and
•
an Incentive Compensation Clawback Policy that allows Enbridge to recoup over-payments made to executives in the event of fraudulent or willful misconduct.

The HRC Committee has discussed the concept of risk as it relates to our compensation programs and has concluded that our programs do not encourage excessive or inappropriate risk taking.

Operational risk management

To address technical risk mitigation opportunities, the Operational Risk Management (ORM) Plan was initiated in 2012. The following chart outlines the key principles of the ORM Plan, designed to position Enbridge as an industry leader with respect to safety and operational reliability.

In order for Enbridge to achieve industry leadership, we need to ensure that we have:

•
multiple defenses in place to prevent incidents;
•
adequate ability to monitor and detect anomalies during design, construction and operation of all facilities owned and/or operated by Enbridge; and
•
the capacity to effectively respond in the event of an incident.

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We have taken a number of steps towards achieving our goal including:

•
establishing the position of Senior Vice President, Enterprise Safety & Operational Reliability
•
creating an Operations Integrity Committee, Joint Business Unit Safety Committee, and an Enbridge Enterprise Emergency Response Team;
•
advancements in our safety culture; and
•
enhancements to our pipeline integrity, leak detection and response programs.

The various facets of the ORM Plan are tied directly to the short-term incentive awards of every employee at Enbridge through the use of safety, system reliability/integrity, and environmental performance metrics that are applied to business unit scorecard results. See page 61 for examples of these metrics. In addition, in 2013 every employee was required to have safety objectives incorporated into their individual performance goals, with a minimum weighting of 10%.	Every Enbridge employee is required to have safety objectives incorporated into the individual performance goals tied to their short-term incentive.

Share ownership

It is important for all of our officers, including the named executives, to have a meaningful equity stake in the company. Owning common shares is a tangible way to align the interests of our officers with those of our shareholders.	Our named executives exceed their share ownership requirements.

Target ownership is a multiple of base salary, depending on position level, and officers are required to meet the target within four years of being appointed to the position. Officers can acquire common shares by participating in the employee savings plan, exercising stock options or by making personal investments in common shares. Personal holdings, or common shares held in the name of a spouse, dependent child or trust, all count toward meeting the guidelines. Performance stock units, and unexercised stock options do not count towards meeting the guidelines.

Target and actual share ownership as of December 31, 2013

Executive	Target ownership	Actual ownership	Meets requirements

Al Monaco	5x base salary	7x base salary	Yes

J. Richard Bird	2x base salary	17x base salary	Yes

Stephen J. Wuori	2x base salary	17x base salary	Yes

David T. Robottom	2x base salary	5x base salary	Yes

Janet A. Holder	2x base salary	6x base salary	Yes

Incentive Compensation Clawback Policy

The Board of Directors implemented an Incentive Compensation Clawback Policy in 2013. The policy allows the Board to recover certain incentive compensation amounts awarded or paid to current and former executives based upon the achievement of financial results that are subsequently materially restated or corrected. Amounts are recoverable if the executives engaged in fraud or willful misconduct that resulted in the need for such restatement or correction, and it is determined that the incentive compensation paid would have been lower based on the restated or corrected results.	In 2013 we implemented a new Incentive Compensation Clawback Policy.

Hedging policy

Our insider trading and reporting guidelines, among other things, prohibit directors, officers and employees from engaging in the following, in respect of any securities of Enbridge or its subsidiaries:

•
any form of hedging activity;
•
any form of transaction of options (other than exercising options in accordance with the plans);
•
any other form of derivative trading (including "puts" and "calls"); and
•
"short selling" (selling securities that he or she does not own).

Speculating in securities of Enbridge or its subsidiaries or taking derivative positions which delink the intended alignment of employee and shareholder interests is prohibited.

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Annual decision making process

The HRC Committee reviews and approves the compensation plans and pay levels for all the named executives except the President & Chief Executive Officer. The HRC Committee reviews and recommends the compensation plans and pay level for the President & Chief Executive Officer to the Board.

The table below shows the process by which compensation decisions are made.

Benchmarking to peers

In 2012, the HRC Committee engaged Mercer to review the peer companies utilized for executive compensation benchmarking, to ensure they continue to be appropriate in light of the significant growth Enbridge has experienced in recent years. As a result, changes were made to both the Canadian and the US peer companies in August 2012.

The peer group for 2013 remains unchanged from 2012, with the exception of the removal of Nexen Inc. which was acquired by another company in 2013.

2013 peer group

Canada	US

Canadian National Railway Company	Consolidated Edison, Inc.
Canadian Natural Resources Limited	Dominion Resources, Inc.
Canadian Pacific Railway Limited	Duke Energy Corporation
Cenovus Energy Inc.	Energy Transfer Partners, L.P.
Encana Corporation	Enterprise Products Partners L.P.

Husky Energy Inc.	Exelon Corporation
Imperial Oil Limited	Kinder Morgan, Inc.
Suncor Energy Inc.	Nextera Energy, Inc.
Talisman Energy Inc.	Plains All American Pipeline, L.P.
TransCanada Corporation	PG&E Corporation

PPL Corporation
Sempra Energy
The Southern Company
Spectra Energy Corp
The Williams Companies, Inc.

The responsibilities of our named executives are North American in scope; therefore, we weight the Canadian and US peer groups equally.

The Canadian peer companies identified include a broader range of industries than the US peers, including large pipeline, energy, utility and railway companies that are similar to us in size, based on enterprise value and revenues, and in risk profile. Together, they reflect the Canadian business environment in which we operate.

Because the US energy sector is much larger and has more depth than Canada's, the US peer companies identified are from a narrower range of industries, more similar to Enbridge, and include mainly oil and gas pipelines and utilities.

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How we compare:

	Canadian Peer Group	US Peer Group

Enterprise value[1]	Above 75th percentile	Between 50th and 75th percentile

Revenue	Above 75th percentile	Above 75th percentile

Total assets	Above 75th percentile	Between 50th and 75th percentile

Number of employees	Between 50th and 75th percentile	Approximately 25th percentile

Market capitalization[1]	Between 50th and 75th percentile	Between 50th and 75th percentile

1
As of September 30, 2013. All other information is based on most recently reported data.

Setting compensation targets

For each named executive, we benchmark total direct compensation targets against our comparator companies in North America. We typically target overall total direct compensation at the 50th percentile, considering the skill, competency, experience and scope of responsibility of each senior executive.

For 2013, total direct compensation for Messrs. Monaco and Robottom and Ms. Holder was targeted at the 50th percentile. Total direct compensation for Messrs. Bird and Wuori was targeted at the 75th percentile based on their consistent demonstration of high performance, achievement of significant results, and the expansion of their portfolios of responsibilities that took place in 2012.

Assessing 2013 performance

Enbridge made good progress on many fronts in 2013. We made advancements in critical areas of safety and operational reliability performance through our Operational Risk Management Plan, including an independent review of the plan and verification of results. A Safety & Reliability Committee of the Board was created in 2013 to oversee operational matters such as the environment, health, safety, pipeline and facility integrity management, security and emergency response preparedness. We also strengthened Enbridge's safety culture, including establishing a new leadership role, Senior Vice President, Enterprise Safety & Operational Reliability, responsible for defining and executing enterprise-wide safety culture initiatives, strategies, policies, and plans. As well, we published and distributed our inaugural Operational Reliability Review, providing stakeholders with a transparent overview of the investments and energy dedicated to ensure our operations are as safe as possible and that our systems – critical to North America's economy and society – operate reliably.

We achieved strong growth in earnings and cash flow in 2013, achieving our guidance range. Adjusted EPS rose 11% in 2013 to $1.78 per common share, building on an 11% increase from 2012. This was an important accomplishment in light of the significant financing undertaken to support our large capital program.

In December 2013, we announced our 2014 guidance for adjusted earnings of $1.84 to $2.04 per share. Also in December, based on our strong results and the Board's confidence in our long-term outlook, the Board approved an increase in the quarterly dividend of 11% effective March 1, 2014.

Continuing to build on the solid foundation of our $36 billion growth capital investment program, we added to our existing portfolio of commercially secured growth projects during 2013 and exited the year with $29 billion in commercially secured growth projects through to 2017.

The three major market initiatives driving Enbridge's growth plan are the US Gulf Coast Access, Eastern Access, and Light Oil Market Access Programs; these programs are designed to address the changing fundamentals of supply and market access. Combined, the three programs effectively respond to the needs of our customers, as do the secured capital projects that we currently have underway to expand our Alberta regional infrastructure and our Bakken infrastructure in Saskatchewan and North Dakota.

A key development for Enbridge came in December when the JRP recommended that the Canadian federal government approve the proposed Northern Gateway project, subject to 209 conditions. The JRP found, after weighing all the oral and written evidence, that the project would bring significant local, regional and national economic and social benefits. The government is expected to make a final decision on the project by July 2014. The Northern Gateway project team is reviewing the recommendations and conditions outlined in the JRP report and will

56      ENBRIDGE INC.

work to meet the JRP's set of conditions including the government of British Columbia's five conditions for heavy oil pipeline development in the province.

We continued to grow our renewable and alternative energy portfolio in 2013 through the acquisition and start-up of the 300-MW Blackspring Ridge Wind Project in Alberta, an equity partnership in the Neal Hot Springs Geothermal Plant in Oregon, and the Keechi Wind Project in Texas. Our interest in renewable and alternative energy generating capacity is now over 1,800 MW. Our ownership interests in these projects provide enough energy to power approximately 590,000 homes, and aligns with our neutral footprint commitment to generate a kilowatt of renewable energy for every kilowatt our operations consume.

With a growing slate of growth projects, Enbridge continued to demonstrate a strong competency in major project execution in 2013, nearly all on schedule and on budget. We were also able to successfully bring on board more than 3,200 employees and contractors in Canada and the U.S. to support current and future growth. To support our people leaders, we've introduced a new Leadership Development Program to support the execution of our strategies and business plans.

We released our 2013 Corporate Social Responsibility (CSR) Report at the end of 2013, in which we detail our social, environmental and governance performance in 2012, as well as significant developments in the first half of 2013. The CSR Report is an important tool to ensure Enbridge is meeting the changing expectations of its stakeholders and allows us to measure progress toward the goal of becoming the industry leader in safety and operational reliability. This year's report was prepared using the Global Reporting Initiative (GRI) G3.1 sustainability reporting guidelines. These guidelines serve as a generally accepted framework for reporting on an organization's economic, environmental and social performance. In addition to new reporting initiatives, we established a Chief Sustainability Officer role, a first for our Company.

Enbridge was recognized throughout 2013 for our Corporate Social Responsibility performance. Some highlights of the recognition received are:

•
Corporate Knights Global 100 Most Sustainable Large Corporations in the World;
•
Dow Jones Sustainability Index (both World & North America);
•
FTSE4Good Index;
•
CDP's Global 500 Carbon Disclosure Ranking; and
•
Canada's Top 100 Employers for 2013.

All of these developments had an impact on our share performance in 2013. Our common shares closed at $46.41 on the TSX on December 31, 2013. Enbridge's total shareholder return has outperformed the S&P/TSX Composite Index by 9 percentage points per year on average over the past 10 years. Since our inception as a publicly traded entity over 61 years ago, we have delivered an average annual total shareholder return of 15%, outperforming the 9% performance of the TSX Composite Index by almost 6 percentage points over a similar timeframe. Enbridge delivered another strong performance in 2013 with a total shareholder return of 11%. The TSX Composite Index finished the year with a 13% total return. The higher return for the S&P/TSX was driven largely by a rebound in higher risk economically sensitive companies as the global economic outlook improved and investors rotated out of the higher yielding defensive companies.

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Enbridge Performance Relative to S&P/TSX Composite Index As at December 31, 2013

Short-Term Incentive – Performance Multiplier

The calculation of short-term incentive awards is derived from three factors, one of which is corporate performance. The other two (business unit and individual performance) are described on pages 61 and 62.

For short-term incentive purposes, Enbridge's 2013 corporate performance was measured by adjusted EPS. Adjusted EPS has been used to assess corporate performance since 2011. This is a metric that focuses on the return to shareholders and is aligned with how investors and security analysts assess Enbridge's performance on an annual basis. Adjusted EPS is closely aligned with the company's targets and objectives, is consistent with information reported regularly to the investor community and is understandable from an employee perspective.

The annual Board-approved budget establishes the target (1.0 multiplier) for this metric. The minimum (0) and maximum (2) multipliers are set using the bottom and top of the external guidance range that is publicly disclosed prior to the beginning of 2013. The adjusted EPS metric represents 25 – 60% of our named executives' short-term incentive award.

2013 EPS guidance range	$1.74 – $1.90

Target (midpoint)	$1.82

Actual performance	$1.78

Consistent with Enbridge's financial reporting and public disclosure of results, adjusted earnings excludes the impact of non-recurring and non-operating items. Approximately $988 million of net adjustments were made to arrive at adjusted earnings of $1,434 million, including adjustments for non-cash mark-to-market gains/(losses) on derivatives to hedge exposure to market price risks (foreign exchange, interest rates and commodity prices), and leak remediation costs.

The HRC Committee also considered our performance compared to other companies in our performance peer group and companies in the TSX Composite index, as measured by dividend per share growth, total shareholder return and reward to risk over the past one, three, five and ten year periods. Enbridge's 2013 performance on all of the key performance indicators remained solid, as outlined in the 2013 performance section starting on page 56.

Use of discretion

The President & Chief Executive Officer can recommend an adjustment to the calculated short-term incentive award for his direct reports up or down when he feels it is appropriate, to reflect extraordinary events and other things not contemplated in the original measures or targets. The HRC Committee must approve the President & Chief Executive Officer's recommendations.

The HRC Committee can adjust the calculated short-term incentive award for the President & Chief Executive Officer up or down at its discretion. It can also change or waive the eligibility criteria, performance measures and the target and maximum award levels when it believes it is reasonable to do so. Such discretion could be applied when the

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program does not produce intended results when considering things like key performance indicators and the business environment in which the performance was achieved.

During 2013, Management undertook, with approval from the Board of Directors, a supplementary financing plan that included common equity and preferred equity pre-funding actions that were not provided for in the original budget, prompted by significant expansions to the company's five-year growth capital plan, which emerged over the course of the year. Although these actions had an adverse impact on 2013 EPS, they were necessary and prudent steps to support the medium- and long-term objectives of the company.

At the same time, an unanticipated change in the accounting methodology applicable to three of Enbridge's contract pipelines resulted in a small but positive variance to 2013 budgeted EPS generated by these assets.

The HRC Committee approved an adjustment to the calculated EPS result used for the Enbridge (corporate) performance multiplier for short-term incentive purposes only, to reflect the net impact of the factors noted above and to better align the short-term incentive awards for employees with the positive near-term and long-term outcomes for shareholders and the company.

Adjusting out the negative impact of the specific pre-funding actions and the positive impact of the change in accounting methodology resulted in an adjusted EPS of $1.815 (versus reported adjusted EPS of $1.78) which translated to a corporate multiplier for short-term incentive purposes of 0.94 (on a scale of 0 to 2.0).

In the gas distribution business segment, the company recognized an out-of-year adjustment reflecting an increase to gas transportation costs which had incorrectly been deferred. The HRC Committee approved a negative adjustment to the short-term incentive award for all individuals with responsibility for the accuracy of reported financial information with respect to this matter, including the President & Chief Executive Officer and two of the other named executives.

The adjustments to short-term incentive awards for 2013 are reflected in the detailing of the named executives' compensation, beginning on page 72.

Executive compensation design and 2013 decisions

Our executive compensation program is made up of six components.

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Base salary

On April 1, 2013, Messrs. Monaco, Bird, and Wuori and Ms. Holder received base salary increases (4%) to maintain their respective competitive position within the market (as outlined beginning on page 55). A larger increase was awarded to Mr. Robottom (7%) to better align his compensation to the 50th percentile of the peer group.

Base Salary (as of December 31)

Executive	2013 base pay ($)	% increase from 2012	2012 base pay ($)

Al Monaco	1,040,000	4.0%	1,000,000

J. Richard Bird	754,000	4.0%	725,000

Stephen J. Wuori	728,000	4.0%	700,000

David T. Robottom	493,100	7.0%	460,830

Janet A. Holder	467,400	4.0%	449,400

Short-term incentive

Our short-term incentive plan is a broad-based program applicable to all employees at Enbridge. It is critically important to ensure all of our employees, including the named executives, are incented to achieve not only financial results but also operational results in the areas of safety and environmental performance, as well as customer and employee-based measures. For this reason, our short-term incentive awards are paid based on performance against a combination of corporate, business unit and individual goals that are set at the beginning of the year.

To ensure alignment between each executive and the execution of the overall business strategy, all executives have a significant component of their incentive tied to operational business unit results as well as corporate measures. Operational results focus on the safe and reliable operation of our systems, the health and safety of our employee and contractor workforce and our environmental performance. For those executives who have primary responsibility for overall corporate performance, the corporate performance metrics are given more weight. Business unit performance metrics are given the most weight for executives with primary responsibility within an operating business unit.

Each executive's target award and payout range reflect the level of responsibility associated with his or her role, as well as competitive practice, and is established as a percentage of base salary.

Short-term Incentive Targets (as of December 31, 2013)

	Target award[1]	Payout range	Performance measures/weightings
Executive	(as a % of base salary)		Corporate	Business unit	Individual

Al Monaco	100%	0 – 200%	60%	20%	20%
J. Richard Bird	65%	0 – 130%	60%	20%	20%
Stephen J. Wuori	65%	0 – 130%	25%	50%	25%
David T. Robottom	60%	0 – 120%	60%	20%	20%
Janet A. Holder	60%	0 – 120%	25%	50%	25%

1
Mr. Robottom and Ms. Holder had a 60% short-term incentive target for 2013, increased from 50% in 2012.

We calculate the awards using an actual performance multiplier that ranges anywhere between 0 and 2, depending on whether the combination of goals has been met.

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2013 Short-term incentive results

In February 2014, the HRC Committee determined awards for the named executives under the short-term incentive plan of $3,104,860 including $1,222,860 to the President & Chief Executive Officer. These awards were determined based on a combination of corporate, business unit and individual performance relative to objectives established at the start of 2013.

Corporate performance

Our 2013 corporate performance was measured using adjusted EPS. This component represents between 25-60% of the named executives' short-term incentive award. See pages 56-59 for a summary of corporate performance and results.

The performance multiplier for the corporate component in 2013 was 0.94 out of 2.00.

Business unit performance

Business unit performance is assessed relative to a scorecard of metrics and targets established by each business leader and their senior management teams at the start of the year. Scorecards are reviewed across the enterprise by the Executive Leadership Team.

The makeup of scorecards will vary by business unit, but will include a range of metrics including:

The following table provides examples of the metrics that are used in the scorecards of the various business units.

Performance Area	Metric

• number of safety observations recorded by employees
Operational		• % improvement in system leak detection sensitivity and reliability
(Safety, System	Proactive / preventative	• number of system inspections
Integrity &		• number of action items closed resulting from process safety management audits
Environmental		• governance, compliance and ethics initiatives
Performance)		• environment, Health & Safety Training course completion

• number of releases
	Incident based	• motor vehicle incidents
• total recordable injury frequency (employee and contractor)

Financial		• adjusted earnings
• cost containment

Customer focused		• % capacity gains achieved on apportioned lines
• product quality
• customer satisfaction

• employee retention
Employee focused		• individual development plan completion rate
• participation in health and wellness initiatives

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The following table provides an overview of the type of metrics and overall performance multipliers used for each named executive in 2013:

	Business unit	Metrics	Performance Multiplier (0-2)

Al Monaco	• Business unit composite	• non-financial operating measures for the combined enterprise	1.39

J. Richard Bird	• Corporate office	• non-financial operating measures for the combined enterprise	1.58
		• corporate office safety performance
		• financial (corporate costs)
		• employee retention
	• Green Energy, International and Energy Marketing	• financial and operating measures for the Green Energy, International and Energy Marketing business unit	1.38

Stephen J. Wuori	• Liquids Pipelines • Major Projects	• financial and operating measures for the Liquids Pipelines and Major Projects business units	1.17 1.40

David T. Robottom	• Corporate office	• non-financial operating measures for the combined enterprise	1.58
		• corporate office safety performance
		• financial (corporate costs)
		• employee retention

Janet A. Holder	• Western Access	• financial and operating measures related to the Western Access business unit	1.54

Individual performance objective setting

In consultation with Mr. David A. Arledge, Chair, Board of Directors, and Ms. Catherine L. Williams, chair, HRC Committee, the President & Chief Executive Officer established his individual 2013 objectives at the start of the year, taking into consideration the company's financial and strategic priorities.

The President & Chief Executive Officer established individual objectives for the other members of the Executive Leadership Team for 2013 at the start of the year, basing them on strategic and operational priorities related to their portfolios and other factors.

The discussion of each named executive's individual and business unit performance starts on page 72.

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2013 Short-term incentive calculations

The table below shows how we calculated each named executive's overall performance multiplier in 2013:

	A – Corporate performance					B – Business unit performance					C – Individual performance					Overall Performance Multiplier[1]

	Weight	×	Corporate Multiplier	=	Total A	Weight	×	Business Unit Multiplier	=	Total B	Weight	×	Individual Multiplier	=	Total C	Total A+B+C

Al Monaco	60%		0.94		0.56	20%		1.39		0.28	20%		1.90		0.38	1.22

J. Richard Bird	60%		0.94		0.56	20%		1.54		0.31	20%		1.90		0.38	1.25

Stephen J. Wuori	25%		0.94		0.24	50%		1.22		0.61	25%		1.75		0.44	1.28

David T. Robottom	60%		0.94		0.56	20%		1.58		0.32	20%		1.70		0.34	1.22

Janet A. Holder	25%		0.94		0.24	50%		1.54		0.77	25%		1.65		0.41	1.42

1
Actual results may vary from mathematical results using our formulas because of rounding.

We used the overall performance multiplier to calculate each named executive's short-term incentive as follows:

	Base salary at Dec 31, 2013 ($)	×	Short-term incentive target	×	Overall performance multiplier	=	Calculated short-term incentive award[1] ($)	Actual short-term incentive award (rounded)[1] ($)

Al Monaco[2]	1,040,000		100%		1.22		1,270,880	1,222,860

J. Richard Bird[3]	754,000		65%		1.25		613,605	550,000

Stephen J. Wuori	728,000		65%		1.28		606,879	607,000

David T. Robottom	493,100		60%		1.22		360,949	365,000

Janet A. Holder[4]	467,400		60%		1.42		397,524	360,000

1
Calculated and actual results may vary from mathematical results due to proration of changes to short-term incentive targets throughout the year, rounding and/or discretionary adjustments.
2
Mr. Monaco had a negative adjustment to his short-term incentive for 2013. See page 72 for more information on the adjustment.
3
Mr. Bird had a negative adjustment to his short-term incentive for 2013. See page 74 for more information on the adjustment.
4
Ms. Holder had a negative adjustment to her short-term incentive for 2013. See page 77 for more information on the adjustment.

Medium- and long-term incentives

Our medium- and long-term incentives for executives include three plans: the performance stock unit plan, the performance stock option plan and the incentive stock option plan. These plans motivate executives to deliver strong performance and reward them for achieving earnings targets, maintaining top quartile price-to-earnings performance compared to our peers, and appreciation in our share price over the long term. Prior grants are not considered in determining future grants.

With the exception of performance stock options which are granted infrequently (usually every five years) in August, our medium- and long-term incentives are granted annually early in the year. Medium-and long-term incentives are typically targeted to the 50th percentile of our peer group, with the opportunity to realize more or less depending on how Enbridge performs against set performance goals in the future.

For 2013, these grants resulted in annualized total direct compensation (base salary, short-term incentive, medium-term incentive and long-term incentives) being positioned, on average, between the 50th and 75th percentiles of the competitive market.

The three plans that apply to executives all have different terms, vesting conditions and performance criteria. This mitigates the risk that executives produce only short-term results for individual profit. This approach benefits

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shareholders and helps to maximize the ongoing retention value of the medium- and long-term incentives granted to executives.

	Performance stock unit plan	Performance stock option plan	Incentive stock option plan

Term	Three years	Eight years	Ten years

Description	Phantom common shares with performance conditions that affect payout	Options to acquire common shares once performance conditions met	Options to acquire common shares

Frequency	Granted every year	Granted approximately every five years	Granted every year

Performance Conditions	• EPS relative to a target set at the start of the term (50%) and • P/E performance relative to peers (50%)	2012 Plan[1]: • Three share price hurdles that must be met within a defined time period • Performance vesting weighted at 40%/40%/20%.

Vesting	Units mature in full after three years	Options vest 20% per year over five years, starting on the first anniversary of the grant date. Both time and performance conditions must be met for vesting to occur	Options vest at 25% per year over four years, starting on the first anniversary of the grant date

Payout	Paid out in cash at the end of three years based on: • the market value of a common share at the end of three years; and • the performance conditions	Participant acquires common shares at the exercise price defined at the time of grant (fair market value)	Participant acquires common shares at the exercise price defined at the time of grant (fair market value)

1
The 2007 grant had two share price targets with performance vesting equally weighted at 50%/50%.

The table below shows the target amounts that we grant in medium- and long-term incentives and the amount that each plan contributes to that total, in each case as a percentage of base salary.

Medium- & long-term incentive targets (as of December 31, 2013)

	Annual target medium- and long-term incentive grant (as % of base salary)	Annual grant breakdown (as % of base salary)

		Performance stock units	Performance stock options[1]	Incentive stock options

Al Monaco	330%	115%	100%	115%

J. Richard Bird	250%	87.5%	75%	87.5%

Stephen J. Wuori	250%	87.5%	75%	87.5%

David T. Robottom	200%	70%	60%	70%

Janet A. Holder	200%	70%	60%	70%

1
Performance stock options are granted approximately once every five years, and they are intended to cover a five year period. The value shown here represents the intended annualized value. The last performance stock option grant was in 2012; there was no grant in 2013, as the 2012 grant is intended to provide annual value over the period from 2012 – 2016. For further details, see page 66.

Medium- and long-term incentive grants are determined as follows:

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Performance stock units

Performance stock units provide our executives the opportunity to earn up to two times the value of their units when they mature after three years, by achieving certain performance measures. We typically grant performance stock units annually, near the beginning of the year.

We currently use two performance measures, each weighted at 50%:

•
EPS: This measure represents a commitment to Enbridge shareholders to achieve earnings that meet or exceed the average industry growth rates projected at the time of grant.
•
P/E ratio: We use this measure because it is a strong reflection of how shareholders view our stock and our growth potential relative to our peers. For this measure, we compare ourselves against the following group of companies, chosen because they are all capital market competitors with a similar risk profile, operating in a comparable industry sector.

P/E ratio comparator group

Ameren Corporation	OGE Energy Corp.
Canadian Utilities Limited	ONEOK, Inc.
Centerpoint Energy, Inc.	PG&E Corporation
Emera Incorporated	Sempra Energy
Fortis Inc.	Spectra Energy Corp.
National Fuel Gas Company	TransAlta Corporation
NiSource Inc.	TransCanada Corporation

We calculate the payout at the end of the three year term using an actual performance multiplier that ranges from 0 to 2.0 depending on whether the performance conditions are met. The final Enbridge share price at the end of the term is the weighted average trading price of a common share on the TSX or New York Stock Exchange for the last 20 days before the end of the term.

2013 performance stock unit grant

Effective January 1, 2013, we granted 74,500 performance stock units to the Enbridge named executives. Details of the 2013 performance stock units granted to the named executives for 2013 are reflected in the table below.

	A Performance stock units granted	B Value ($) (A × CA$41.69)	C Value (%) (B / salary on Dec 31, 2012)

Al Monaco	28,800	1,200,672	120%

J. Richard Bird	15,200	633,688	87%

Stephen J. Wuori	15,200	633,688	91%

David T. Robottom	7,750	323,098	70%

Janet A. Holder	7,550	314,760	70%

2014 Management information circular      65

2011 performance stock unit payouts

The performance stock units granted in 2011 matured on December 31, 2013 and both performance targets were met. The performance multiplier was calculated to be 2.0 based on:

Measure	Adjusted EPS	Relative P/E	Combined (50/50 weighting)

Lower threshold	$1.46	Below 50th percentile

Target (midpoint)	$1.59	Between 50th – 75th percentile

Upper threshold	$1.75	Above 75th percentile

Actual	$1.78	88th percentile

Performance multiplier	2.0 out of 2.0	2.0 out of 2.0	2.0 out of 2.0

The table below shows the performance stock unit payouts to the named executives in early 2014:

	Performance stock units granted in 2011[1]	+	Equivalent to reinvested dividends	=	Total performance stock units	×	Performance multiplier	×	Final share price ($)	=	Payout ($)

Al Monaco	14,000		1,278.10		15,278.10		2.0		44.21		1,350,890

J. Richard Bird	14,000		1,278.10		15,278.10		2.0		44.21		1,350,890

Stephen J. Wuori	14,000		1,278.10		15,278.10		2.0		44.21		1,350,890

David T. Robottom	10,600		967.71		11,567.71		2.0		44.21		1,022,816

Janet A. Holder	12,000		1,095.52		13,095.52		2.0		44.21		1,157,905

1
The number of units has been adjusted to reflect the Enbridge stock split of May 2011.

Performance stock options

Performance stock options are granted approximately once every five years and provide executives the opportunity to buy common shares at the exercise price specified at the time of the grant, as long as share price hurdles are met by a certain date. We set the hurdles before we grant the performance stock options, basing them on growth rates of adjusted earnings that represent exceptional (top quartile) performance and historical P/E ratio information for the industry.

2012 performance stock option grant

In August 2012, the named executives received a grant of performance stock options to cover the period of 2012 – 2016, summarized in the table below.

	A Performance stock options granted	B Value ($) (A × CA$4.25)[1]	C Value (%) (B / salary on grant date)	D Years	Annualized Value ($) (B / D)[2]	Annualized Value (%) (C / D)

Al Monaco	1,058,800	$4,499,900	562%	5	$899,980	112%

J. Richard Bird	591,200	$2,512,600	347%	5	$502,520	69%

Stephen J. Wuori	617,600	$2,624,800	375%	5	$524,960	75%

David T. Robottom	325,300	$1,382,525	300%	5	$276,505	60%

Janet A. Holder	317,200	$1,348,100	300%	5	$269,620	60%

1
Valued at grant date in 2012 and represents the full value of the grant, meant to provide compensation over the applicable 5-year period from 2012 – 2016.
2
Valued at grant date in 2012 and represents the intended annualized value over the applicable 5-year period from 2012 – 2016.

The vesting of performance stock options is contingent on both time and performance vesting provisions. Performance stock options vest in equal annual installments over five years, subject to share price hurdles ($48, $53 and $58 for the 2012 grant) being achieved. The weighted average trading price must exceed the share price hurdles over a period of 20 consecutive trading days in order for the performance condition to be met.

66      ENBRIDGE INC.

For clarity, the following table further describes the time and performance vesting criteria of the performance stock option grant:

	% Vested

Share price	Year 1	Year 2	Year 3	Year 4	Year 5

Less than $48	0%	0%	0%	0%	0%

Greater than $48 but less than $53	8%	16%	24%	32%	40%

Greater than $53 but less than $58	16%	32%	48%	64%	80%

Greater than $58	20%	40%	60%	80%	100%

	Year 1	Year 2	Year 3	Year 4	Year 5

Intended annual value (value provided equally over full term of grant)	20% of grant value	20% of grant value	20% of grant value	20% of grant value	20% of grant value

Summary compensation table reflection (full recognition in year of grant)	100% of grant value	0% of grant value	0% of grant value	0% of grant value	0% of grant value

As of December 31, 2013, the share price hurdles for the 2012 grant had not yet been met. As a result, although the year 1 time vesting requirement had been satisfied, no performance vesting criteria had been achieved, and therefore none of the grant had vested and become exercisable.

2013 performance stock option grant

There were no performance stock option grants in 2013, as the 2012 grant is intended to provide annual value over the period from 2012 – 2016.

Incentive stock options

An incentive stock option provides a participant the option to buy one common share at some point in the future at the exercise price defined at the time of grant.

We typically grant incentive stock options in February of each year to both Canadian and US members of senior management who are eligible to participate in the incentive stock option plan. Options granted to US employees can either be qualified or non-qualified, as defined by the US Internal Revenue Code.

Incentive stock options typically vest in equal installments over a four-year period. The maximum term of a stock option is ten years, but the term can be reduced if the executive leaves the company. Please see page 84 for further details.

The exercise price of an incentive stock option is the weighted average trading price of a common share on the TSX for the last five trading days before the grant date. If the grant date is during a trading blackout period, we will adjust the grant date to no earlier than the sixth trading day after the trading blackout period ends. We do not backdate stock options.

We may grant incentive stock options to executives when they join the company, and would normally grant them on the executive's date of hire. If the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period.

2013 incentive stock option grant

The table below shows the incentive stock options granted to the named executives in February 2013:

	A Incentive stock options granted	B Value ($) = (A × CA$5.45)	C Value (%) = (B / salary on Dec 31, 2012)

Al Monaco	229,000	1,248,050	125%

J. Richard Bird	120,850	658,633	91%

Stephen J. Wuori	120,850	658,633	94%

David T. Robottom	61,450	334,903	73%

Janet A. Holder	59,900	326,455	73%

2014 Management information circular      67

Retirement benefits

As of January 1, 2000 (or the time of hire or promotion to a senior management position if after that date) the named executives joined the senior management pension plan, which is a non-contributory defined benefit plan that provides an enhanced retirement income to all senior management employees. Before becoming members of this plan, certain named executives participated in a non-contributory defined benefit or defined contribution pension plan.

Defined benefit plan

The following graphic shows how we calculate the retirement benefit payable under the defined benefit pension plan applicable to the named executives:

Some key terms of the defined benefit plan:

•
Retirement age: Executives can retire with an unreduced pension at age 60, or as early as age 55 if they have 30 years of service. If they have less than 30 years of service, they can still retire as early as age 55, but their retirement benefit is reduced by 3% per year before age 60;
•
Adjustment for inflation: Retirement benefits are indexed at 50% of the annual increase in the consumer price index;
•
Survivor benefits: The pension is payable for the life of the member. If the member is single at retirement, 15 years of pension payments are guaranteed. If the member is married at retirement and dies before their spouse, 60% of the pension will continue to be paid to the spouse for his/her lifetime; and
•
Flexibility: To attract and retain executives we can negotiate additional years of credited service or higher pension accruals, subject to approval by the HRC Committee.

68      ENBRIDGE INC.

Defined benefit plan table (2013)

The following table outlines estimated annual retirement benefits, accrued pension obligations and compensatory and non-compensatory changes for the named executives under the defined benefit pension plans. All information is based on the assumptions and methods used for the purposes of reporting the company's financial statements and which are described in the company's financial statements.

		Annual benefits payable		A Accrued obligation at	B Compensatory	C Non- compensatory	A+B+C Accrued obligation at
	Number of years of credited service	At Dec 31, 2013 ($)	At age 65 ($)	Jan 1, 2013 ($)	change[1] ($)	change[2] ($)	Dec 31, 2013 ($)

Al Monaco[3]	15.08	362,000	839,000	7,714,000	652,000	(269,000)	8,097,000

J. Richard Bird[4]	18.92	489,000	509,000	7,690,000	313,000	212,000	8,215,000

Stephen J. Wuori	33.56	587,000	815,000	10,695,000	347,000	(275,000)	10,767,000

David T. Robottom[5]	7.58	200,000	316,000	2,670,000	602,000	(49,000)	3,223,000

Janet A. Holder[6]	19.33	221,000	337,000	3,452,000	375,000	(150,000)	3,677,000

1
The components of compensatory change are current service cost including special arrangements, if any, and the difference between actual and estimated pensionable earnings.
2
The non-compensatory change includes interest on the accrued obligation at the start of the year, changes in actuarial assumptions and other experience gains and losses not related to compensation.
3
Mr. Monaco participated in the defined benefit pension plan for 1.08 years and in the defined contribution pension plan for 3.00 years prior to January 1, 2000. Mr. Monaco's retirement benefit is calculated using a 2.5% accrual rate for each year of credited service between 2008 and 2013. The higher accrual rate is equivalent to approximately 1.50 years of credited service as of December 31, 2013. Mr. Monaco is not eligible for bonus consideration in the retirement benefit calculation for credited service prior to January 1, 2000. Upon Mr. Monaco's appointment to President & Chief Executive Officer, a cap to the annual pension payable of $1,750,000 was implemented.
4
Mr. Bird's retirement benefit is calculated using a 2% accrual rate from his date of employment until December 31, 1999 and 3.26% for each year of credited service from January 1, 2000 until March 31, 2009. The higher accrual rate is equivalent to approximately 7.1 years of credited service.
5
Mr. Robottom's retirement benefit is calculated using a 4.0% accrual rate for each year of credited service from his date of employment. The higher accrual rate is equivalent to approximately 7.58 years of credited service as of December 31, 2013.
6
Ms. Holder's retirement benefit for each year of service prior to January 1, 2000 was in a contributory pension plan and is calculated with an accrual rate of 2.0% less a CPP offset. Upon retirement this benefit is indexed at 55% of the annual increase in the consumer price index.

Defined contribution plan

The defined contribution pension plan is a non-contributory pension plan. The level of contribution varies, depending on age and years of service.

Mr. Monaco participated in the defined contribution plan from 1997 to 1999 inclusive. None of the named executives are currently participating in the defined contribution pension plan and we have not made contributions to the defined contribution pension plan on behalf of the named executives since 1999.

Defined contribution plan table (2013)

The values shown below reflect the current year end market value of assets for the prior participation in the defined contribution pension plan.

	Accumulated value at the start of the year ($)	Compensatory change[1] ($)	Accumulated value at the end of the year ($)

Al Monaco	41,357	–	47,185

1
The compensatory change is equal to contributions made by the company during 2013.

2014 Management information circular      69

Other retirement terms

The following list describes the treatment of our executives' short-, medium-, and long-term incentive awards upon retirement.

•
We prorate our executives' short-term incentive awards for the period of active employment in their last year.
•
We prorate their unvested performance stock units for the period of active employment during the term of the grant. The units continue to mature according to the terms of the performance stock unit plan.
•
We prorate their performance stock options for the period of active employment in the 5 year period starting January 1 of the year of grant. Executives can exercise these options until the later of three years after retirement or 30 days after the date by which share price targets must be met (or up to the date the option expires, whichever is earlier), as long as the share price targets are met.
•
Unvested incentive stock options continue to vest according to the terms of our stock option plans and can be exercised up to three years after retirement, or up to the date the option expires (whichever is earlier).

Other benefits

Our savings plan, perquisites and benefits plans are key elements of our total compensation package for our named executives.

Savings plan

Our savings plan encourages share ownership by matching employee contributions of up to 2.5% of base salary (5% in the US) toward the purchase of common shares. The named executives participate in this plan along with all other employees.

Perquisites

The named executives receive an annual perquisite allowance to offset expenses related to their position. This includes the cost of owning and operating a vehicle, parking and recreational clubs. These allowance levels are reviewed regularly for competitiveness. The named executives are also reimbursed for a portion of costs for personal financial planning.

	Perquisite allowance	Financial planning reimbursement

Al Monaco	$49,500	50% up to $10,000
J. Richard Bird	$35,000	50% up to $5,000
Stephen J. Wuori	$35,000	50% up to $5,000
David T. Robottom	$35,000	50% up to $5,000
Janet A. Holder	$35,000	50% up to $5,000

Medical, dental and insurance benefits

Medical, dental and insurance benefits are available to meet the specific needs of individuals and their families. The named executives participate in the same plan as all other employees. The plans are structured to provide minimum basic coverage with the option of enhanced coverage at a level that is competitive and affordable.

The HRC Committee reviews our retirement and other benefits regularly. These benefits are a key element of a total compensation package and are designed to be competitive and reasonably meet the needs of executives in their current roles and when they retire from Enbridge.

70      ENBRIDGE INC.

Compensation changes in 2014

The HRC Committee reviews Enbridge's compensation philosophy and practices every year with assistance from Mercer, an independent compensation consultant, to ensure they are appropriate, competitive and continuing to meet our intended goals. Some modest changes were implemented in 2013 to short-term incentive targets for Mr. Robottom and Ms. Holder (from 50% to 60% of base salary) and from 90% to 100% of base salary for Mr. Monaco. Mr. Monaco's long-term incentive target has increased from 300% to 330% for 2013. These changes were made to maintain their competitive market positioning.

Based on the annual compensation benchmarking review for our senior executive positions conducted by Mercer in the fall of 2013, there are no planned changes to compensation programs or targets for 2014.

As part of our ongoing assessment we will continue to review our pay programs during 2014. Any changes will be brought to the HRC Committee and the Board for decision. Any approved changes would come into effect in 2015.

Total direct compensation for named executives

The profiles for each of the named executives provide the following information:

•
a summary of the total direct compensation over the past three year period;
•
2013 actual pay mix;
•
2013 pay summary;
•
a summary of the individual accomplishments in 2013; and
•
short-term incentive performance details.

The values provided in the named executives' profiles are taken from the Summary Compensation Table. Information on these values is provided in the notes to the Summary Compensation Table on pages 79-80.

2014 Management information circular      71

1
Performance stock options are granted approximately once every five years, and are meant to provide compensation over the applicable period. The 2012 grant was meant to provide compensation for the period from 2012-2016. The annualized value of $899,980 is reflected in the 2013 Actual Pay Mix Chart. See page 66 for further details.
2
Mr. Monaco was appointed President on February 27, 2012, and subsequently appointed President & Chief Executive Officer on October 1, 2012. Base salary is shown based on annualized earnings from the Summary Compensation Table, accounting for his promotional increases in 2012.

In 2013, Mr. Monaco:

•  oversaw execution of the company's strategic plan, which supports industry-leading growth through:
    •  cost effective and timely management of a $36 billion capital program including $5 billion in projects brought into service;
    •  ensuring the necessary human resources to execute the capital program;
    •  prudent, cost effective and timely funding of the capital program;
•  oversaw securement of $6 billion in new projects corporate-wide, all with strong commercial underpinning, bringing total secured capital projects to $29 billion;
• achieved strong financial results, generating year-over-year adjusted EPS growth of 11%, reflecting top-quartile performance among its peer group;	2013 Pay Summary • Salary increase of 4% effective April 1, 2013 • Short-term incentive award of $1,222,860 • 28,800 performance stock units and 229,000 incentive stock options awarded
•
generated total shareholder return of 11%, relative to Canadian peers at -2%;
•
maintained Enbridge's premium equity valuation relative to its peer group;
•
initiated and oversaw the strategic review of the natural gas gathering and processing business resulting in the IPO of Midcoast Energy Partners;
•
completed the company's ORM Plan objectives and obtained independent verification of results confirming progress toward industry leadership;
•
strengthened leadership and governance of Enbridge's approach to safety and operational reliability by establishing an Enterprise Safety & Reliability function and the Safety and Reliability Committee of the Board;
•
ensured the company maintained its strong financial position through significant capital build out;
•
reinforced Enbridge's focus on its customers including implementation of solutions to respond to crude oil shippers' market access needs;
•
provided industry leadership on the need for new pipeline capacity and markets and advancing the understanding of broader energy challenges;
•
engaged directly with project stakeholders including governments; Aboriginal groups; business and community leaders to support project development; and
•
oversaw improvements to the company's succession management and leadership development programs including a new company-wide 5-year leadership development strategy and program.

72      ENBRIDGE INC.

Short-term incentive performance details

In the gas distribution business segment, the company recognized an out-of-year adjustment reflecting an increase to gas transportation costs which had incorrectly been deferred. Incentive compensation was reduced for all individuals with responsibility for the accuracy of reported financial information with respect to this matter, including Mr. Monaco.

Performance area	Metrics	Short-term incentive weighting	Multiplier

Company performance[1]	Adjusted EPS	60%	0.94

Business unit performance[2]	Non-financial operating measures for the combined enterprise	20%	1.39

Individual performance	Individual objectives set by Board of Directors	20%	1.90

Overall performance	Combined weighted performance average	100%	1.22

1
See page 58 for further details
2
See page 62 for further details

2014 Management information circular      73

1
Performance stock options are granted approximately once every five years, and are meant to provide compensation over the applicable period. The 2012 grant was meant to provide compensation for the period from 2012-2016. The annualized value of $502,520 is reflected in the 2013 Actual Pay Mix Chart. See page 66 for further details.

In 2013, Mr. Bird:

•  successfully issued, on favourable terms, $2.8 billion of enterprise-wide term debt, $850 million of Enbridge primary and secondary common equity, $100 million of equity for Enbridge Income Fund Holdings Inc., $500 million of equity for Enbridge Energy Partners, L.P. (EEP), $1.5 billion of Enbridge preferred shares, and added $3.7 billion of additional bank credit facilities. These transactions included a significant level of equity prefunding in support of Enbridge's $36 billion five year growth capital plan
• completed a $1.2 billion investment by Enbridge in preference units of EEP to pre-empt an equity overhang at EEP which would have otherwise necessitated issuance of additional EEP equity at prices dilutive to both Enbridge and EEP investors;	2013 Pay Summary • Salary increase of 4% effective April 1, 2013 • Short-term incentive award of $550,000 • 15,200 performance stock units and 120,850 incentive stock options awarded
•
oversaw the structural design of the Midcoast Energy Partners entity to hold EEP's Gathering & Processing business and provide a supplementary source of lower cost funding to EEP and Enbridge;
•
oversaw successful growth initiatives for Enbridge's renewable energy, energy services and new technologies businesses; and
•
provided commercial structuring support, risk/return guidance, financial analysis and investment review for $6 billion of capital investment opportunities secured by the various business units.

Short-term incentive performance details

In the gas distribution business segment, the company recognized an out-of-year adjustment reflecting an increase to gas transportation costs which had incorrectly been deferred. Incentive compensation was reduced for all individuals with responsibility for the accuracy of reported financial information with respect to this matter, including Mr. Bird.

Performance area	Metrics	Short-term incentive weighting	Multiplier

Company performance[1]	Adjusted EPS	60%	0.94

	Corporate:
	• non-financial operating measures for the combined enterprise
	• corporate office safety performance	16%	1.58
Business unit performance[2]	• financial (corporate costs)
	• employee retention

	Green Energy, International and Energy Marketing:
	• financial and operating measures for the Green Energy, International and Energy Marketing business unit	4%	1.38

Individual performance	Individual objectives set with President & Chief Executive Officer	20%	1.90

Overall performance	Combined weighted performance average	100%	1.25

1
See page 58 for further details
2
See page 62 for further details

74      ENBRIDGE INC.

1
Effective March 1, 2014, Mr. Wuori was appointed Strategic Advisor, Office of the President & CEO and ceased to be President, Liquids Pipelines & Major Projects.

1
Performance stock options are granted approximately once every five years, and are meant to provide compensation over the applicable period. The 2012 grant was meant to provide compensation for the period from 2012-2016. The annualized value of $524,960 is reflected in the 2013 Actual Pay Mix Chart. See page 66 for further details.

In 2013, Mr. Wuori:

•  fostered the development of process safety management practices across Liquids Pipelines and Major Projects and again achieved a record of no fatalities or significant injuries across the workforce;
•  ensured the execution of the largest annual pipeline integrity management program in the company's history;
•  promoted multiple initiatives that increased pipeline system capacity by approximately 285,000 barrels per day;
• ensured that the Major Projects business unit placed $3.6 billion of new facilities into service, on time and on budget;	2013 Pay Summary • Salary increase of 4% effective April 1, 2013 • Short-term incentive award of $607,000 • 15,200 performance stock units and 120,850 incentive stock options awarded
•
secured $6 billion in new growth projects through extensive business development initiatives across North America; and
•
maintained extensive involvement in pipeline regulatory policy and public issues in Canada and the United States.

Short-term incentive performance details

Performance area	Metrics		Short-term incentive weighting	Multiplier

Company performance[1]	Adjusted EPS		25%	0.94

	Liquids Pipelines:
	• health, safety & environment	• financial
	• growth opportunities	• pipeline integrity
Business unit performance[2]	• employee retention & development	• customer service	40%	1.17

	Major Projects:
	• safety	• cost
	• quality	• people	10%	1.40
	• environmental compliance	• schedule

Individual performance	Individual objectives set with President & Chief Executive Officer		25%	1.75

Overall performance	Combined weighted performance average		100%	1.28

1
See page 58 for further details
2
See page 62 for further details

2014 Management information circular      75

1
Performance stock options are granted approximately once every five years, and are meant to provide compensation over the applicable period. The 2012 grant was meant to provide compensation for the period from 2012-2016. The annualized value of $276,505 is reflected in the 2013 Actual Pay Mix Chart. See page 66 for further details.
2
Mr. Robottom had a 60% short-term incentive target for 2013, increased from 50% in 2012.

In 2013, Mr. Robottom:

•  oversaw numerous successful conclusions of significant legal matters including those that resulted in favourable appellate decisions and regulatory approvals and assisted in developing strategies for significant major projects and substantial new commercial arrangements;
•  provided oversight of the legal aspects of approximately $5.8 billion in capital market transactions, plus an additional $3.7 billion of incremental credit facilities for an aggregate total of $9.5 billion enterprise-wide;
• oversaw significant advancement in a number of large IT projects, including assessment and implementation of mitigation goals in IT security, creation of a central physical enterprise-wide cyber security operation and the staffing of that function while also improving cost efficiencies in both IT and records management; and	2013 Pay Summary • Salary increase of 7% effective April 1, 2013 • Short-term incentive award of $365,000 • 7,750 performance stock units and 61,450 incentive stock options awarded
•
oversaw the reorganization of the IT function into a central back office function across the enterprise, including consolidating and reducing the number of data centres and achieving reductions in goods and services costs from major suppliers.

Short-term incentive performance details

Performance area	Metrics	Short-term incentive weighting	Multiplier

Company performance[1]	Adjusted EPS	60%	0.94

	Corporate:
	• non-financial operating measures for the combined enterprise
Business unit performance[2]	• corporate office safety performance	20%	1.58
	• financial (Corporate costs)
	• employee retention

Individual performance	Individual objectives set with President & Chief Executive Officer	20%	1.70

Overall performance	Combined weighted performance average	100%	1.22

1
See page 58 for further details
2
See page 62 for further details

76      ENBRIDGE INC.

1
Performance stock options are granted approximately once every five years, and are meant to provide compensation over the applicable period. The 2012 grant was meant to provide compensation for the period from 2012-2016. The annualized value of $269,620 is reflected in the 2013 Actual Pay Mix Chart. See page 66 for further details.
2
Ms. Holder had a 60% short-term incentive target for 2013, increased from 50% in 2012.

In 2013, Ms. Holder:

•  building on the work from 2012, continued to provide a thorough and extensive record to the JRP in support of the Northern Gateway project. This resulted in a positive decision subject to conditions, from the JRP in December of 2013. Based on a scientific and precautionary approach to this complex review, the JRP found that the project, if built and operated in compliance with the conditions set out in its report, would be in the public interest;
• implemented a number of stakeholder initiatives to improve the public opinion of the project. Public support in BC is equal to or greater than the level of opposition; and	2013 Pay Summary • Salary increase of 4% effective April 1, 2013 • Short-term incentive award of $360,000 • 7,550 performance stock units and 59,900 incentive stock options awarded
•
oversaw extensive engagement with Aboriginal Communities, Right-of-Way Communities and other third party organizations to increase the awareness of the safety and environmental aspects of the project.

Short-term incentive performance details

In the gas distribution business segment, the company recognized an out-of-year adjustment reflecting an increase to gas transportation costs which had incorrectly been deferred. Incentive compensation was reduced for all individuals with responsibility for the accuracy of reported financial information with respect to this matter, including Ms. Holder.

Performance area	Metric		Short-term incentive weighting	Multiplier

Company performance[1]	Adjusted EPS		25%	0.94

	Western Access:
Business unit performance[2]	• Regulatory	• Budget	50%	1.54
	• Social License	• Commercial

Individual performance	Individual objectives set with President & Chief Executive Officer		25%	1.65

Overall performance	Combined weighted performance average		100%	1.42

1
See page 58 for further details
2
See page 62 for further details

2014 Management information circular      77

Executive compensation and shareholder return

The chart below shows what $100 invested in common shares on December 31, 2008 would have been worth at the end of each of the last five years (assuming reinvestment of dividends) and compares that to the performance of the S&P/TSX Composite Index. It also shows total compensation reported for the named executives each year, including short-, medium- and long-term incentive programs, all of which are at risk compensation.

We grant performance stock options approximately every five years, and they are intended to cover a five year period. The awards in 2012 (covering 2012 – 2016) increased total compensation significantly because we included the full grant date fair value of the stock options in that year's compensation.

Total return vs. total compensation

Total return vs. total compensation

As at December 31	2009 $	2010 $	2011 $	2012 $	2013 $

Enbridge Inc. Total Return	128	153	213	248	275

S&P/TSX Composite Index	135	159	145	155	176

Total Compensation of Named Executives (CAD $Million)[1]	14.1	18.1	16.3	40.5	15.5

1
Includes total compensation disclosed in previous management information circulars for the named executives in those years. Total compensation includes base salary, short-term and longer-term incentives (grant date fair value), annual pension value and all other compensation.

The total return on our common shares has been positive in each of the prior five years, while growth in aggregate compensation paid to the named executives has largely remained flat over the same period. The spike in total compensation in 2012 was a result of disclosing compensation in respect of six named executives (rather than five in the preceding and following years) and the 5-year performance stock option grant in that year which is intended to reward executives for performance over a five-year period, despite being granted in a single year (see page 66).

78      ENBRIDGE INC.

Summary compensation table

The table below shows the total we and our subsidiaries paid and granted to the named executives for the years ended December 31, 2013, 2012 and 2011.

Executive	Year	Salary ($)	Share- based awards[1] ($)	Option- based awards[2] ($)	Non-equity (annual incentive plan)[3] ($)	Pension value[4] ($)	All other compensation[5] ($)	Total compensation ($)

Al Monaco	2013	1,030,000	1,200,672	1,248,050	1,222,860	652,000	87,913	5,441,495
President & Chief	2012	804,167	771,256	5,237,400	1,033,550	4,251,000	69,099	12,166,472
Executive Officer	2011	518,750	390,880	400,000	507,490	221,000	49,975	2,088,095

J. Richard Bird	2013	746,750	633,688	658,633	550,000	313,000	73,135	2,975,206
Executive Vice President,	2012	700,300	585,718	3,287,810	622,830	1,596,000	68,535	6,861,193
Chief Financial Officer &	2011	572,600	390,880	400,000	592,620	300,000	64,821	2,320,921
Corporate Development

Stephen J. Wuori	2013	721,000	633,688	658,633	607,000	347,000	70,822	3,038,143
President, Liquids Pipelines	2012	684,247	611,184	3,211,300	610,310	1,998,000	71,143	7,186,184
& Major Projects	2011	600,360	390,880	400,000	625,240	213,000	202,007	2,431,487

David T. Robottom	2013	485,033	323,098	334,903	365,000	602,000	53,772	2,163,805
Executive Vice President &	2012	456,398	312,868	1,679,525	309,220	434,000	44,453	3,236,464
Chief Legal Officer	2011	437,825	295,952	303,200	450,380	317,000	44,126	1,848,483

Janet A. Holder	2013	462,900	314,760	326,455	360,000	375,000	51,432	1,890,546
Executive Vice President,	2012	442,050	294,678	1,629,600	306,730	268,000	51,308	2,992,366
Western Access	2011	415,000	335,040	320,000	349,580	660,000	91,054	2,170,674

1
Performance stock unit plan (see pages 65-66).
Performance stock units granted × unit value, using the following unit values:

Year	CA$

2013	41.69
2012	36.38
2011	27.92

  The unit value is the volume weighted average of an Enbridge share on the TSX or the NYSE for the last 20 trading days before the grant date. For compensation reporting, we use the grant date fair value. 2011 unit value reflects 2-1 stock split.

2
Performance stock option plan (see page 66)
Performance stock options are granted approximately once every five years.

  Performance stock options granted × stock option value, using the following stock option values:

2012

Assumptions	Grant date fair value and accounting value

Expected option term in years	8
Expected volatility	16.10%

Expected dividend yield	2.80%
Risk free interest rate	1.60%

Exercise price	$39.34
Performance discount	11.4%
Performance option value	$4.25

  We use the Black-Scholes method to determine the performance stock option value and discount it, using a Monte Carlo simulation to reflect the Enbridge share price targets that must be met for the performance stock options to vest. We granted all performance stock options in CA$.

2014 Management information circular      79

  Incentive stock option plans (see page 67)
  The grant date fair value and accounting value are consistent for the 2011, 2012 and 2013 stock option grants.

	February 2013	March 2012	February 2011

Assumptions	Grant date fair value and accounting value

Expected option term in years	6	6	6

Expected volatility	16.78%	19.00%	17.80%
Expected dividend yield	2.77%	2.95%	3.41%

Risk free interest rate	1.34%	1.45%	2.88%
Exercise price	$44.83	$38.34	$28.78

Regular option value	$5.45	$5.00	$4.00

3
Non-equity (annual incentive plan) (see pages 60-63)
Amounts in this column reflect the short-term incentive plan awards earned in 2013 and payable on February 27, 2014. Awards are based on Enbridge, business unit and individual performance. Particulars on the short-term incentive awards calculations for each named executive are set forth on page 63 of this circular. There are no long-term non-equity incentive plans within the compensation programs.

4
Retirement benefits (see pages 68-70)
The pension values are equal to the compensatory change shown in the defined benefit plan and defined contribution plan tables.

5
Other benefits (see page 70)
Amounts in this column include the annual perquisite allowance, excess flexible benefit credits paid to the executive, the taxable benefit from loans by Enbridge (made before Sarbanes-Oxley was enacted), parking, relocation subsidies, medical expenses, financial counseling benefits and other incidental compensation. Mr. Wuori's other compensation includes an air travel benefit of $41,704 in 2011.

80      ENBRIDGE INC.

Incentive plan awards

Outstanding option-based and share-based awards as of December 31, 2013

	Option-based awards					Share-based awards

Executive	Number of securities underlying unexercised options[1] (#)	Option exercise price[1] ($)	Option expiration date	Value of unexercised in-the-money options[1,2] ($)		Number of units that have not vested (#)	Unit maturity date	Market or payout value of units not vested[3,4] ($)	Market or payout value of vested share-based awards not paid out or distributed[5] ($)

				Vested	Unvested
Al Monaco	229,000	44.83	27-Feb-23	–	361,820	29,623	31-Dec-15	1,374,809
	147,500	38.34	2-Mar-22	297,581	892,744	22,437	31-Dec-14	1,041,316
	100,000	28.78	14-Feb-21	881,750	881,750	–	31-Dec-13	–	1,350,890
	1,058,800	39.34	15-Aug-20	–	7,485,716
	80,000	23.30	16-Feb-20	1,386,900	462,300
	100,000	19.81	25-Feb-19	2,660,500	–
	90,000	20.21	19-Feb-18	2,358,000	–
	28,400	19.13	9-Feb-17	774,752	–
	32,600	18.24	13-Feb-16	918,505	–
	500,000	20.21	15-Aug-15	13,100,000	–
	37,600	15.84	3-Feb-15	1,149,432	–

J. Richard Bird	120,850	44.83	27-Feb-23	–	190,943	15,634	31-Dec-15	725,594
	43,000	38.32	28-Sep-22	86,968	260,903	17,040	31-Dec-14	790,810
	112,300	38.34	2-Mar-22	226,565	679,696	–	31-Dec-13	–	1,350,890
	100,000	28.78	14-Feb-21	881,750	881,750
	591,200	39.34	15-Aug-20	–	4,179,784
	80,000	23.30	16-Feb-20	1,386,900	462,300
	120,000	19.81	25-Feb-19	3,192,600	–
	120,000	20.21	19-Feb-18	3,144,000	–
	90,000	19.13	9-Feb-17	2,455,200	–

Stephen J. Wuori	120,850	44.83	27-Feb-23	–	190,943	15,634	31-Dec-15	725,594
	117,300	38.34	2-Mar-22	236,653	709,958	17,781	31-Dec-14	825,194
	100,000	28.78	14-Feb-21	881,750	881,750	–	31-Dec-13	–	1,350,890
	617,600	39.34	15-Aug-20	–	4,366,432
	80,000	23.30	16-Feb-20	1,386,900	462,300
	120,000	19.81	25-Feb-19	3,192,600	–
	120,000	20.21	19-Feb-18	3,144,000	–
	90,000	19.13	9-Feb-17	2,455,200	–
	96,600	18.24	13-Feb-16	2,721,705	–
	330,000	18.29	15-Aug-15	9,281,250	–
	91,600	15.84	3-Feb-15	2,800,212	–
	78,000	12.86	4-Feb-14	2,616,900	–

David T. Robottom	61,450	44.83	27-Feb-23	–	97,091	7,971	31-Dec-15	369,957
	59,400	38.34	2-Mar-22	119,840	359,519	9,102	31-Dec-14	422,421
	75,800	28.78	14-Feb-21	668,367	668,367	–	31-Dec-13	–	1,022,816
	325,300	39.34	15-Aug-20	–	2,299,871
	57,000	23.30	16-Feb-20	988,166	329,389
	30,000	19.81	25-Feb-19	798,150	–
	46,800	17.28	1-Jun-16	1,363,518	–

Janet A. Holder	59,900	44.83	27-Feb-23	–	94,642	7,766	31-Dec-15	360,410
	56,300	38.34	2-Mar-22	113,585	340,756	8,573	31-Dec-14	397,861
	80,000	28.78	14-Feb-21	705,400	705,400	–	31-Dec-13	–	1,157,905
	92,000	27.84	12-Nov-20	1,281,330	427,110
	317,200	39.34	15-Aug-20	–	2,242,604
	58,400	23.30	16-Feb-20	1,012,437	337,479
	66,400	19.81	25-Feb-19	1,766,572	–
	52,600	20.21	19-Feb-18	1,378,120	–
	19,200	19.13	9-Feb-17	523,776	–
	22,800	18.24	13-Feb-16	642,390	–
	24,800	15.84	3-Feb-15	758,136	–

1
Calculated using the common share close price on the TSX on December 31, 2013 (CA$46.41), and where applicable, the number of options or units and the option exercise price have been adjusted to reflect the Enbridge stock split of May 2011.
2
Incentive stock options are subject to time vesting conditions. Performance stock options are subject to time and performance vesting conditions. See page 64 for details.
3
We calculated the market value of performance stock units that have not vested using the formula on page 65 and the common share price on December 31, 2013 (CA$46.41).
4
We have assumed a target performance multiplier of 1.0 based on meeting target EPS performance and relative P/E ratio ranking of at least the 50th percentile. See page 65 for details on performance factors and related targets.
5
This is a reflection of the payout value of the 2011 performance stock unit grant, which vested on December 31, 2013 but will not be paid out until approximately March 2014. A performance multiplier of 2.0 has been used in the calculation.

2014 Management information circular      81

Value vested or earned in 2013

Executive	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year[1] ($)	Non-equity incentive plan compensation – value earned during the year[2] ($)

Al Monaco	4,162,706	1,350,890	1,222,860

J. Richard Bird	1,809,434	1,350,890	550,000

Stephen J. Wuori	1,769,529	1,350,890	607,000

David T. Robottom	1,136,659	1,022,816	365,000

Janet A. Holder	1,519,794	1,157,905	360,000

1
The performance stock units granted in 2011 matured on December 31, 2013. See page 66 for details.
2
Based on corporate, business unit and individual performance. See pages 61-63 for details.

The value of the option-based awards is based on the following:

Grant date	Grant price	2013 vesting date	Closing Price on 2013 vesting date

14-Feb-2011	$28.775	14-Feb-2013	$44.13

16-Feb-2010	$23.295	16-Feb-2013	$44.36

19-Feb-2008	$20.210	19-Feb-2013	$44.81

25-Feb-2009	$19.805	25-Feb-2013	$44.57

02-Mar-2012	$38.340	02-Mar-2013	$45.89

02-Sep-2011	$32.020	02-Sep-2013	$43.19

28-Sep-2012	$38.320	28-Sep-2013	$42.91

Common shares used for purposes of equity compensation

We currently grant stock options under our stock options plan, which were approved by shareholders in 2007:

•
the incentive stock option plan (2007), as amended and restated (2011)
•
the performance stock option plan (2007), as amended and restated (2011) and as further amended (2012).

Before these plans were approved, we issued incentive stock options and performance stock options under our legacy incentive stock option plan (2002) (legacy stock option plan). While we no longer grant options under the legacy incentive stock option plan, there are still some options outstanding.

Common shares reserved for equity compensation as of December 31, 2013

Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issue under equity compensation plans (excluding securities reflected in column (a)) (#) (c)

Stock option plans	31,187,169	32.57	13,935,775

Legacy stock option plan	2,787,060	17.41	–

Stock options granted and outstanding as of March 4, 2014

Stock options outstanding

Stock option plans	30,976,930

Legacy incentive stock option plan (2002)	2,398,023

Total for all stock option plans (incentive stock options and performance stock options)	4.0% of total issued and outstanding shares

82      ENBRIDGE INC.

Plan restrictions

Common shares we can reserve for issue under all stock option plans
•  52,000,000 in total, or 6.2% of our total issued and outstanding common shares as of March 4, 2014
•  for an employee – no more than 5% of the total common shares issued and outstanding; and
• for insiders – no more than 10% of the total common shares issued and outstanding.

Common shares that can be issued in a one-year period	• For an insider or his or her associate – no more than 5% of the total common shares issued and outstanding
• for insiders as a group – no more than 10% of the total common shares issued and outstanding.

The number of common shares that can be issued as incentive stock options (within the meaning of the US Internal Revenue Code) to designated employees of our US subsidiaries
•  Up to 2,000,000 common shares can be issued to these employees under each stock option plan unless, at the time of the grant:
•  the employee owns common shares that give him or her more than 10% of the total combined voting power of all classes of shares in his or her employer or of its parent or subsidiary, unless the grant price is at least 110% of the fair market value of the shares and the options are to be exercised within five years of the grant date; or
• the employee has options that can be exercised in a single calendar year for common shares that have a total fair market value of more than US$100,000 (or the amount set out in the US Internal Revenue Code).

Options the President & Chief Executive Officer can grant to new executives when they join the company	• Up to 2% of the total common shares outstanding at the time of the grant (undiluted) or the amount stated in the policies of the HRC Committee (whichever is less).

Transferring and assigning stock options

The holder of an option cannot transfer or assign it other than by will, or as allowed by the laws of descent and distribution.

Share settled options

When employees exercise an option, they may receive common shares having a fair market value equal to the "in-the-money" value of the option at the time it is exercised. In this case, the lesser number of common shares issued and not the number of underlying common shares reserved for issuance under the option will be deducted from the share reserve for the current option plans.

Making changes to the stock option plans

The Board can make changes to the stock option plans, in whole or in part, as long as the regulators approve the changes; however shareholders must also approve the following changes:

•
changing the number of common shares that can be issued under the stock option plans;
•
removing or exceeding the insider participation limit;
•
reducing the grant price of an option;
•
cancelling and reissuing an option at a lower grant price;
•
extending the term of an option;
•
allowing someone who isn't a full time employee to participate in the stock option plans;
•
changing the rules related to transferring or assigning options; and
•
changing the amendment provisions of the stock option plans.

2014 Management information circular      83

Adjustments

The Board or the HRC Committee may make the following adjustments to the options or to the common shares that can be issued under the stock option plans upon the occurrence of certain events, including the payment of a stock dividend or a restructuring of our share capital:

•
increase or decrease the number or change the kind of shares reserved under the stock option plans or that can be issued when outstanding options are exercised;
•
increase or decrease the option grant price per Enbridge share; and
•
make changes to how installments of options vest and can be exercised.

The Board can also adjust the number of shares available under the stock option plans, the option price per Enbridge share and the option period, to allow our shareholder rights plan to continue to operate.

Termination provisions

The termination provisions for the stock option plans are summarized below. Performance stock options have the same termination provisions as incentive stock options except:

•
for retirement, we prorate their performance stock options for the period of active employment in the 5 year period starting January 1 of the year of grant. These options can be exercised until the later of three years after retirement or 30 days after the share price targets must be met (or up to the date the option expires, whichever is earlier), as long as the performance criteria are met;
•
for death, unvested options are pro-rated and the plan assumes performance requirements have been met;
•
for involuntary termination (not for cause), unvested options are pro-rated; and
•
for change of control, the plan assumes the performance requirements have been met.

Reason for termination	Provision

Resignation	Can exercise vested options up to 30 days from the date of termination or until the option term expires (whichever is sooner).

Retirement	Incentive stock options continue to vest. Vested options can be exercised up to three years from retirement or until the stock option term expires (whichever is sooner). Conditions for Performance stock options are mentioned above.

Death	All options vest and can be exercised up to 12 months from the date of death or until the option term expires (whichever is sooner).

Disability	Current Stock option plans: Options continue to vest based on the regular provisions of the plan.
Legacy stock option plan: Options continue to vest. Vested options can be exercised up to three years from the date of disability or until the option term expires (whichever is sooner).

Termination	Current Stock option plans: Unvested options continue to vest during the notice period and vested options
– involuntary, not for cause	can be exercised up to 30 days after the notice period expires or until the option term expires (whichever is sooner).
Legacy stock option plan: Can exercise vested options up to 30 days from the date of termination or until the option term expires (whichever is sooner).

– involuntary, for cause	Current Stock option plans: All options are cancelled on the date of termination.
Legacy stock option plan: Can exercise vested options up to 30 days from the date of termination or until the option term expires (whichever is sooner).

– change of control or reorganization	Current Stock option plans: For a change of control, options vest on a date determined by the HRC Committee before the change of control. For any other kind of reorganization, options are to be assumed by the successor company. If they are not assumed, they will vest and the value will be paid in cash.
Legacy stock option plan: Options will be assumed by the successor company. If they are not assumed, they will vest and the value will be paid in cash.

84      ENBRIDGE INC.

Termination of employment and change of control arrangements

We have an employment agreement in place for each named executive. The terms in the agreements are competitive and part of a comprehensive compensation package that helps us attract and retain top executive talent.

The agreements generally provide benefits for the executives in three situations:

•
involuntary termination for any reason (other than for cause);
•
voluntary termination within 60 days (150 days in the case of Messrs. Monaco and Robottom and Ms. Holder) after constructive dismissal, as defined in each agreement; and
•
voluntary termination within 60 days of the first anniversary of a change of control, as defined in the agreements.

Messrs. Monaco, Robottom's and Ms. Holder's employment agreements do not include a single trigger voluntary termination right following a change of control because in 2007 we made it a policy not to include single trigger voluntary termination rights in favour of an executive. The agreements with the other named executives were signed before we introduced this policy.

The employment agreements with the named executives contain a confidentiality provision applicable during employment and for two years thereafter and a non-competition provision applicable during employment. Mr. Monaco's new employment agreement, signed on February 12, 2013 and effective October 1, 2012, also contains a non-competition provision applicable for 12 months from the termination of employment and a non-solicitation provision applicable for 24 months from the date of termination of employment.

The table below lists the additional compensation that would be paid to the named executives if any of them were terminated.

Type of termination	Base salary	Short-term incentive	Medium-and long-term incentive	Benefits	Pension
Voluntary	Resignation	None	Payable in full if executive has worked the entire calendar year. Otherwise none.	• Performance stock units are forfeited. • Vested stock options must be exercised within 30 days of resignation or by the end of the original term (whichever is sooner).[1] • Unvested stock options are cancelled.	None	No longer earns credited service.
	Retirement	None	Current year's incentive is prorated based on retirement date.	• Performance stock units are prorated to retirement date. • Performance stock options are prorated for the period of active employment in the 5 year period starting January 1 of the year of grant. They are exercisable until the later of three years after retirement or 30 days after the date by which the share price targets must be met (or up to the date the option expires, whichever is earlier), as long as the share price targets are met. • Stock options continue to vest and can be exercised for three years after the retirement date or until the end of the original term (whichever is sooner).	Post-retirement benefits begin.	No longer earns credited service.
Involuntary	Termination • not for cause • constructive dismissal	The value is paid out in a lump sum: • three years' salary for CEO • two years' salary for other executives	The average of short-term incentive awards received in the past two years multiplied by: • three times for CEO • two times for other executives *plus* the current year's short-term incentive, prorated based on service before employment was terminated	• Performance stock units are prorated to date of termination and the value is assessed and paid at the end of the term. • Vested stock options can be exercised according to stock option terms.[1] • Unvested stock options are paid in cash.	The value is paid out in a lump sum: • three years' value for CEO • two years' value for other executives	Additional years of pension accrual are added to the final pension calculation: • three years for CEO • two years for other executives
	Termination • change of control			• All performance stock units mature and value is assessed and paid based on performance measures achieved to that time. • All stock options vest.

1
Where applicable, both time and performance vesting conditions must have been met in order to be considered exercisable.

2014 Management information circular      85

The table below shows the additional amounts that would have been paid if the named executive had been terminated on December 31, 2013, whether the termination was involuntary (without cause), constructive dismissal or termination following a change of control.

	Base salary[1] ($)	Short-term incentive ($)	Longer-term incentives[2] ($)	Benefits[3] ($)	Pension[4] ($)	Total payout ($)

Al Monaco	3,120,000	2,311,560	13,708,517	340,319	3,095,000	$22,575,396

J. Richard Bird	1,508,000	1,215,450	8,929,981	164,465	1,773,000	$13,590,896

Stephen J. Wuori	1,456,000	1,235,550	8,937,564	161,300	2,592,000	$14,382,414

David T. Robottom	986,200	759,600	4,942,802	134,951	1,352,000	$8,175,553

Janet A. Holder	934,800	656,310	5,285,397	142,600	902,000	$7,921,107

1
Total for the severance period (three years for the President & Chief Executive Officer, two years for the other executives). Based on base salary as at December 31, 2013.
2
In-the-money value of unvested incentive stock options and performance stock options as of December 31, 2013. Includes the value of outstanding performance stock units as of December 31, 2013 as though the grants had vested, EPS targets are met and P/E performance is top quartile relative to peers with a performance multiplier of 1.5.
3
Benefits include the annual flexible perquisite, flex credit allowance and savings plan matching contributions over the severance period plus an allowance for financial and career counselling.
4
Value of the additional years of pension accrual over the severance period.

4.        Loans to directors and senior officers

No current or former directors or officers of Enbridge or any of our subsidiaries, or their associates, had any loans with Enbridge or any of our subsidiaries at any time in 2013, other than routine indebtedness previously outstanding as defined under Canadian securities laws.

This routine indebtedness consists solely of loans for relocating to another business location or incentive loans offered to new hires. We offered these types of loans to some officers in the past.

We have not granted, renewed or extended any loans to our directors and officers since Sarbanes-Oxley was enacted on July 29, 2002.

5.        Directors' and officers' liability insurance

We have liability insurance for our directors and officers and those of our subsidiaries, to protect them against liabilities they may incur in their capacity as directors and officers. We review our coverage program on an annual basis, including benchmarking the level of directors' and officers' liability coverage at other energy and peer sized companies. The Canada Business Corporations Act also contains provisions regarding directors' and officers' liability coverage.

We maintain a coverage limit of US$250 million, which is subject to a deductible of US$1 million for each claim that we grant indemnification for. The insurance program renews annually on October 30 and the premium we paid for the current coverage year is US$2,174,916 net of applicable premium taxes.

86      ENBRIDGE INC.

Appendix A

SHAREHOLDER RIGHTS PLAN SUMMARY

BACKGROUND

Our shareholder rights plan (rights plan) is designed to encourage the fair treatment of shareholders if there is a takeover bid for control of Enbridge Inc. (Enbridge).

On the original adoption and continuation of the rights plan, the Board of Directors (Board) considered the legislative framework in Canada governing takeovers. Under provincial securities legislation, a takeover bid generally means an offer to buy the voting or equity shares of a corporation from the shareholders so the bidder (and certain related parties) will own 20% or more of the outstanding shares of the corporation when the transaction is complete.

Three concerns about takeover bids

Current legislation governing takeover bids in Canada raises three major concerns for shareholders:

Time

A takeover bid can expire 35 days after it is initiated. The Board believes this does not provide shareholders with enough time to make a careful and reasoned decision about the bid.

Pressure to tender

A shareholder who does not support a takeover bid may feel compelled to sell his or her shares to avoid holding illiquid shares or minority discounted shares, especially if the bidder is interested in acquiring only a portion of the outstanding shares to gain a controlling position in the corporation.

Unequal treatment

Although provincial securities legislation has addressed many concerns about shareholders receiving equal treatment in a takeover bid, it is still possible for one shareholder, or a small group of shareholders, to sell their shares under a private agreement at a premium not offered to other shareholders. It is also possible for someone to slowly acquire shares through a stock exchange and gain a controlling interest without paying fair value for the controlling position or sharing a controlling interest premium fairly among all shareholders.

Shareholder rights plans provide protection

A shareholder rights plan:

•
gives the board enough time to explore and develop alternatives to a takeover bid;
•
gives every shareholder an equal opportunity to participate;
•
encourages the bidder to either make a permitted bid (a bid that meets the board's standards for fairness) or to only proceed with the support of the board; and
•
gives shareholders the right to buy shares at a reduced price when there is a takeover bid that is not a permitted bid or a bid supported by the board (often called a hostile bid).

Our rights plan became effective on November 9, 1995 (effective date) and shareholders last ratified it in 2011. Our rights plan provides that to continue, it must be reconfirmed by a majority vote of shareholders not later than the 2014 annual meeting of shareholders and at such a meeting every three years thereafter. Where such shareholder approval is not obtained, the plan will terminate and cease to have effect.

SUMMARY OF OUR RIGHTS PLAN

The summary below is qualified in its entirely by reference to the text of the 2014 rights plan agreement.

Permitted bids

A takeover bid is considered a permitted bid when it meets the Board's minimum standards for fairness. It must be:

•
made by way of a takeover bid circular;
•
offered to all shareholders; and
•
remain outstanding for at least 60 days.

2014 Management information circular      87

No shares of Enbridge Inc. (Enbridge shares or common shares) can be taken up or paid for until the 60 days has expired. At that date, the Enbridge shares can only be taken up or paid for if more than 50% of the Enbridge shares held by independent shareholders (shareholders other than the bidder, its affiliates and persons acting jointly or in concert with certain other persons) have been tendered to the takeover bid and not withdrawn.

If more than 50% of the Enbridge shares held by independent shareholders are tendered within the 60 day period, the bidder must announce this and the takeover must remain open for another 10 business days (from the date of public announcement) to allow time for additional deposits of Enbridge shares.

A competing permitted bid can be made while a permitted bid is outstanding. The competing permitted bid must meet all of the requirements of a permitted bid, except that it can expire on the same day as the outstanding permitted bid, as long as the competing permitted bid has been outstanding for at least 35 days.

Flip-in events

Any acquisition of, or offer to acquire, 20% or more of our common shares that is not by way of a permitted bid is called a flip-in event.

Rights

On the rights plan's effective date, one right was issued and attached to each outstanding common share and all new common shares issued since then have one right attached.

Eight trading days after a flip-in event, the rights separate from the Enbridge shares and shareholders can then exercise their rights and transfer or trade them separately. Any rights held by the bidder become void when a flip-in event occurs. Eight trading days after the flip-in event, each right allows shareholders (other than the bidder) to buy $400 worth of Enbridge shares for $200.

While issuing rights is not initially dilutive, reported earnings per share on a fully diluted or non-diluted basis may be affected by a flip-in event. Rights holders who do not exercise their rights when a flip-in event occurs may suffer substantial dilution.

Lock-up agreements

A bidder can enter into a lock-up agreement with shareholders who agree to tender their Enbridge shares to the takeover bid (locked-up persons), without triggering a flip-in event.

Lock-up agreements must be made public and must allow the locked-up persons to:

•
withdraw their Enbridge shares and tender them to another takeover bid or support another transaction that offers them more value; or
•
withdraw their Enbridge shares and tender them to another takeover bid, or support another transaction with an offer price that exceeds the value of the original bid by the amount specified in the lock-up agreement (or more), as long as the specified amount does not exceed 7% of the value of the original bid.

A lock-up agreement can include a right of first refusal or a delay (or other similar limitation) to give the offering party an opportunity to match the higher price offered by another takeover bid or transaction, as long as a locked-up person can accept another bid or tender his or her Enbridge shares to another transaction.

If a locked-up person does not deposit or tender his or her Enbridge shares to the original bid or withdraws any shares previously tendered and deposits them to another takeover bid or supports another transaction, he or she may be charged a penalty. The total penalty, including reimbursement of expenses, "break up" or "top up" fees and other amounts, cannot in aggregate be more than the higher of the following:

•
2.5% of the value payable under the original bid; or
•
50% of the amount by which the competing bid or transaction exceeds the value the locked-up person would have received under the original bid.

88      ENBRIDGE INC.

Exemptions

The following parties are exempt from triggering a flip-in event when they acquire more than 20% of the outstanding Enbridge shares, as long as they are not making a takeover bid or are part of a group doing so:

•
investment managers (for fully managed accounts);
•
trust companies (acting as trustees and administrators);
•
statutory bodies whose business includes managing funds;
•
administrators of registered pension plans;
•
crown agents or agencies; and
•
mutual funds or mutual fund managers or trustees.

Redeeming rights

The Board can redeem the rights at $0.001 per right as long as the redemption has been approved by a majority of shareholders (or rights holders, if the rights have separated). It can also redeem the rights without such approval after a permitted bid, competing permitted bid or exempt acquisition has been completed.

When the rights plan doesn't apply

While acting in good faith, the Board can waive the application of the rights plan to a particular flip-in event before the event happens, if the bid is made by way of a takeover bid circular to all shareholders. This is called an exempt acquisition. In this situation, the waiver will also apply to any competing bid that is made by way of a takeover bid circular before the first bid expires.

Board of Directors

The rights plan does not detract from or reduce the Board's duty to act honestly and in good faith in Enbridge's best interests. When a permitted bid is made, the Board will continue to have the duty and power to take actions and make recommendations to shareholders, as are considered appropriate.

Making changes to the rights plan

The Board can make changes to the rights plan as long as they have been approved by a majority of shareholders (or rights holders, if the rights have separated) at a special meeting.

It can also make changes that are necessary to maintain the rights plan's validity when legislation that applies to the rights plan changes, as long as the changes are approved by a majority of shareholders (or rights holders, if the rights have separated) at the next shareholder meeting.

The Board can correct typographical or administrative errors without shareholder approval.

Certificates and transferability

Before separation, the rights issued with our shares are evidenced by a legend on our share certificates, and they are not transferable separately from the Enbridge shares they are issued with. If the rights separate from the Enbridge shares, they will be evidenced by rights certificates, which will be transferable and can be traded separately from the Enbridge shares from the time they separate.

For more information, you can ask our Corporate Secretary for a free copy of our 2014 rights plan agreement:

Corporate Secretary,
Enbridge Inc.
3000, 425 – 1st Street S.W., Calgary, AB, T2P 3L8
corporatesecretary@enbridge.com.

2014 Management information circular      89

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

Telephone: 403.231.3900
Facsimile: 403.231.3920
Toll free: 800.481.2804

enbridge.com

Proxy form
Registered holders of common shares Your common shares give you the right to vote at our 2014 annual and special meeting of shareholders. You can vote the proxy in person at the meeting, or vote by proxy using this form.
This proxy is solicited by management and our Board of Directors. Throughout this document, we, us, our and Enbridge mean Enbridge Inc. You and your mean the securityholder completing this form.	When Wednesday, May 7, 2014 1:30 p.m. mountain daylight time (MDT) Where Metropolitan Conference Centre, Ballroom 333 - 4th Avenue S.W. Calgary, Alberta (Canada)

Two ways to vote — in person or by proxy
You can vote on several items of Enbridge business at our upcoming annual meeting of shareholders. If you are voting by phone or on the internet, you will need your 12-digit control number, which appears in the lower left corner of this form.

A	Vote in person
If you plan to come to the meeting and vote in person, do not complete or return this form. Simply attend the meeting and register with a representative from CST Trust Company, our transfer agent and registrar for our shares.
B	Vote by proxy
Voting by proxy means giving someone else the authority to attend the meeting and vote for you (called your proxyholder).
You can vote by proxy in one of four ways:

•  By phone — Call 1.866.243.5062 toll-free and follow the instructions
•  By fax — Complete, date and sign this form and fax to CST Trust Company at 1.866.781.3111 (in North America) or 1.416.368.2502 (outside North America)
	• Online — Go to www.proxypush.ca/enb and follow the instructions on screen	• By mail — Complete, date and sign this form and mail it to: CST Trust Company Attn: Proxy department P.O. Box 721 Agincourt, Ontario Canada M1S 0A1

If you are voting by proxy, please complete all three sections of this form, date and sign it, and return it right away. CST Trust Company must receive your voting instructions by 6 p.m. MDT on Monday, May 5, 2014.

1

Appoint a proxyholder
You can appoint an Enbridge officer to be your proxyholder, or choose someone else to attend and vote on your behalf.

☐
You appoint Al Monaco, or failing him, David A. Arledge
☐
You appoint the following person to attend the meeting and act and vote for you and on your behalf with full power of substitution, according to your instructions (this person does not need to be a shareholder):

  (please print name)

You can also appoint a proxyholder on the internet. Follow the instructions on screen.

2

Give us your voting instructions
Our board of directors recommends that shareholders vote for all of the resolutions below.

The common shares represented by this proxy form will be voted for or against, withheld from voting or abstained from voting according to your instructions, including on any ballot that may be called. If you do not specify how you want to vote your common shares:

•
the Enbridge officer you appointed as your proxyholder in section 1 will vote for each of the items below; or
•
the other proxyholder you appointed in section 1 can vote as he or she sees fit.

If there are amendments or other items of business that properly come before the meeting, your proxyholder has the authority to vote at his or her discretion. If the meeting is adjourned, your proxyholder has the discretion to vote on any amendments or other items of business according to his or her best judgment.

Elect the directors

		For	Withhold			For	Withhold
1.	David A. Arledge	☐	☐	7.	David A. Leslie	☐	☐
2.	James J. Blanchard	☐	☐	8.	Al Monaco	☐	☐
3.	J. Lorne Braithwaite	☐	☐	9.	George K. Petty	☐	☐
4.	J. Herb England	☐	☐	10.	Charles E. Shultz	☐	☐
5.	Charles W. Fischer	☐	☐	11.	Dan C. Tutcher	☐	☐
6.	V. Maureen Kempston Darkes	☐	☐	12.	Catherine L. Williams	☐	☐
Appoint the auditors
Appoint PricewaterhouseCoopers LLP as auditors.	For	Withhold
	☐	☐
Approve changes to our stock option plans
Increase the number of shares reserved under our stock option plans.	For	Against
	☐	☐
Continue our shareholder rights plan
Amend, continue and approve our shareholder rights plan.	For	Against
	☐	☐
Have a 'say on pay'
Vote on our approach to executive compensation.	For	Against	Abstain
	☐	☐	☐
While this vote is non-binding, it gives shareholders an opportunity to provide important input to our Board.

3

Sign and date
If you are sending us your vote by fax or mail, you must sign here for your vote to be counted.

When you sign here, you are:

•
authorizing your proxy-holder to vote according to your voting instructions at Enbridge's 2014 annual and special meeting of shareholders, or any adjournment; and
•
revoking any proxy that you previously gave for this meeting.

If you have an authorized power of attorney, he or she can sign for you. If your common shares are held in more than one name, either person can complete and sign this form.

For common shares registered in the name of a corporation, estate or trust, an authorized officer or attorney must sign this form and state his or her position and attach proof that he or she is authorized to sign.

Your name
(please print exactly as it appears on the front of this form)

Your signature
(you must sign here)

Date
(if you leave this blank, we will consider the date to be the day this form was mailed to you)

Position and signature
(complete this if you are signing by power of attorney on behalf of a corporation, estate or trust)

4

Send us your voting instructions right away
CST Trust Company must receive your completed form by 6 p.m. MDT on Monday, May 5, 2014.

If the meeting is postponed or adjourned, we must receive it at least two business days before the start of that meeting.

By fax Toll free from anywhere in North America: 1.866.781.3111 From outside North America: 1.416.368.2502 Remember to fax both pages of this form.	By mail Use the envelope provided or mail to: CST Trust Company Attn: Proxy department P.O. Box 721 Agincourt, Ontario M1S 0A1

If you are voting on the internet, you need to complete your voting instructions by 6 p.m. MDT on Monday, May 5, 2014. Go to www.proxypush.ca/enb and follow the instructions on screen.

QuickLinks

SIGNATURES